  Exhibit 99.10

Ind AS Consolidated

INDEPENDENT AUDITOR’S REPORT

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Report on the Audit of the Interim Condensed Consolidated Financial Statements

Opinion

We have audited the accompanying interim condensed consolidated financial statements of INFOSYS LIMITED (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as the “Group”), which comprise the Condensed Consolidated Balance Sheet as at March 31, 2022, the Condensed Consolidated Statement of Profit and Loss (including Other Comprehensive Income) for the three months and year ended on that date, the Condensed Consolidated Statement of Changes in Equity and the Condensed Consolidated Statement of Cash Flows for the year ended on that date, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as the “interim condensed consolidated financial statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid interim condensed consolidated financial statements give a true and fair view in conformity with Indian Accounting Standard 34 Interim Financial Reporting (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act’), read with relevant rules issued thereunder and other accounting principles generally accepted in India, of the consolidated state of affairs of the Group as at March 31, 2022, and their consolidated profit, their consolidated total comprehensive income for the three months and year ended on that date, consolidated changes in equity and the consolidated cash flows for the year ended on that date.

Basis for Opinion

We conducted our audit of the interim condensed consolidated financial statements in accordance with the Standards on Auditing (“SA”s) specified under section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibility for the Audit of the Interim Condensed Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the interim condensed consolidated financial statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the Interim Condensed Consolidated Financial Statements.

Management’s Responsibilities for the Interim Condensed Consolidated Financial Statements

The Company’s Board of Directors is responsible for the preparation and presentation of these interim condensed consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance, consolidated total comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with the Ind AS 34 and other accounting principles generally accepted in India. The respective Boards of Directors of the companies included in the Group are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective interim financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error which have been used for the purpose of preparation of the interim condensed consolidated financial statements by the Directors of the Company, as aforesaid.

In preparing the interim condensed consolidated financial statements, the respective Boards of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Boards of Directors either intends to liquidate their own respective entities or to cease operations, or have no realistic alternative but to do so.

The respective Boards of Directors of the companies included in the Group are also responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Interim Condensed Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the interim condensed consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these interim condensed consolidated financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the interim condensed consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the interim condensed consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the interim condensed consolidated financial statements, including the disclosures, and whether the interim condensed consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group to express an opinion on the interim condensed consolidated financial statements. We are responsible for the direction, supervision and performance of the audit of the financial statements of such entities included in the interim condensed consolidated financial statements of which we are independent auditors.

Materiality is the magnitude of misstatements in the interim condensed consolidated financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the interim condensed consolidated financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the interim condensed consolidated financial statements.

We communicate with those charged with governance of the Company and such other entities included in the interim condensed consolidated financial statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Place: Bengaluru Date: April 13, 2022	For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm’s Registration No. 117366W/W-100018) Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN: 22039826AGZRNO4246

INFOSYS LIMITED AND SUBSIDIARIES Condensed Consolidated Financial Statements under Indian Accounting Standards (Ind AS) for the three months and year ended ended March 31, 2022
Index
Condensed Consolidated Balance Sheet
Condensed Consolidated Statement of Profit and Loss
Condensed Consolidated Statement of Changes in Equity
Condensed Consolidated Statement of Cash Flows
Overview and Notes to the Interim Condensed Consolidated Financial Statements
1. Overview
1.1 Company overview
1.2 Basis of preparation of financial statements
1.3 Basis of consolidation
1.4 Use of estimates and judgments
1.5 Critical accounting estimates and judgments
1.6 Recent accounting pronouncements
2. Notes to the Interim Condensed Consolidated Financial Statements
2.1 Business Combination
2.2 Property, plant and equipment
2.3 Goodwill and intangible assets
2.4 Investments
2.5 Loans
2.6 Other financial assets
2.7 Trade receivables
2.8 Cash and cash equivalents
2.9 Other assets
2.10 Financial instruments
2.11 Equity
2.12 Other financial liabilities
2.13 Other liabilities
2.14 Provisions
2.15 Income taxes
2.16 Revenue from operations
2.17 Other income, net
2.18 Expenses
2.19 Leases
2.20 Basic and diluted shares used in computing earnings per equity share
2.21 Contingent liabilities and commitments
2.22 Related party transactions
2.23 Segment reporting
2.24 Function wise classification of Condensed Consolidated Statement of Profit and Loss

INFOSYS LIMITED AND SUBSIDIARIES

(In crore )

Condensed Consolidated Balance Sheets as at	Note No.	March 31, 2022	March 31, 2021
ASSETS
Non-current assets
Property, plant and equipment	2.2	13,075	12,560
Right-of-use assets	2.19	4,823	4,794
Capital work-in-progress		416	922
Goodwill	2.3	6,195	6,079
Other intangible assets		1,707	2,072
Financial assets:
Investments	2.4	13,651	11,863
Loans	2.5	34	32
Other financial assets	2.6	1,460	1,141
Deferred tax assets (net)		1,212	1,098
Income tax assets (net)		6,098	5,811
Other non-current assets	2.9	2,029	1,281
Total non-current assets		50,700	47,653

Current assets
Financial assets:
Investments	2.4	6,673	2,342
Trade receivables	2.7	22,698	19,294
Cash and cash equivalents	2.8	17,472	24,714
Loans	2.5	248	159
Other financial assets	2.6	8,727	6,410
Income tax assets (net)		54	–
Other Current assets	2.9	11,313	7,814
Total current assets		67,185	60,733
Total assets		117,885	108,386
EQUITY AND LIABILITIES
Equity
Equity share capital	2.11	2,098	2,124
Other equity		73,252	74,227
Total equity attributable to equity holders of the Company		75,350	76,351
Non-controlling interests		386	431
Total equity		75,736	76,782
Liabilities
Non-current liabilities
Financial Liabilities
Lease liabilities	2.19	4,602	4,587
Other financial liabilities	2.12	2,337	1,514
Deferred tax liabilities (net)		1,156	875
Other non-current liabilities	2.13	451	763
Total non-current liabilities		8,546	7,739
Current liabilities
Financial Liabilities
Lease liabilities	2.19	872	738
Trade payables		4,134	2,645
Other financial liabilities	2.12	15,837	11,390
Other current liabilities	2.13	9,178	6,233
Provisions	2.14	975	713
Income tax liabilities (net)		2,607	2,146
Total current liabilities		33,603	23,865
Total equity and liabilities		117,885	108,386

The accompanying notes form an integral part of the interim condensed consolidated financial statements

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants Firm’s Registration No: 117366W/ W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	D. Sundaram Director

Bengaluru April 13, 2022	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary

INFOSYS LIMITED AND SUBSIDIARIES

(In crore, except equity share and per equity share data)

Condensed Consolidated Statement of Profit and Loss for the	Note No.	Three months ended March 31,		Year ended March 31,
		2022	2021	2022	2021
Revenue from operations	2.16	32,276	26,311	121,641	100,472
Other income, net	2.17	637	545	2,295	2,201
Total income		32,913	26,856	123,936	102,673
Expenses
Employee benefit expenses	2.18	16,658	14,440	63,986	55,541
Cost of technical sub-contractors		3,588	1,985	12,606	7,084
Travel expenses		309	161	827	554
Cost of software packages and others	2.18	2,268	1,072	6,811	4,223
Communication expenses		170	146	611	634
Consultancy and professional charges		521	395	1,885	1,261
Depreciation and amortization expenses		890	831	3,476	3,267
Finance cost		50	50	200	195
Other expenses	2.18	916	841	3,424	3,286
Total expenses		25,370	19,921	93,826	76,045
Profit before tax		7,543	6,935	30,110	26,628
Tax expense:
Current tax	2.15	1,825	1,662	7,811	6,672
Deferred tax	2.15	23	195	153	533
Profit for the period		5,695	5,078	22,146	19,423
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net		(13)	(146)	(85)	134
Equity instruments through other comprehensive income, net		55	9	96	119
		42	(137)	11	253
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		(12)	26	(8)	25
Exchange differences on translation of foreign operations		137	(266)	228	130
Fair value changes on investments, net		(65)	(137)	(49)	(102)
		60	(377)	171	53
Total other comprehensive income /(loss), net of tax		102	(514)	182	306
Total comprehensive income for the period		5,797	4,564	22,328	19,729
Profit attributable to:
Owners of the Company		5,686	5,076	22,110	19,351
Non-controlling interests		9	2	36	72
		5,695	5,078	22,146	19,423
Total comprehensive income attributable to:
Owners of the Company		5,787	4,570	22,293	19,651
Non-controlling interests		10	(6)	35	78
		5,797	4,564	22,328	19,729
Earnings per Equity share
Equity shares of par value 5/- each
Basic ()		13.56	11.96	52.52	45.61
Diluted ()		13.54	11.94	52.41	45.52
Weighted average equity shares used in computing earnings per equity share	2.20
Basic		4,191,743,339	4,243,805,540	4,209,546,724	4,242,416,665
Diluted		4,199,791,086	4,251,783,840	4,218,525,134	4,250,732,467

The accompanying notes form an integral part of the interim condensed consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants Firm’s Registration No: 117366W/ W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	D. Sundaram Director

Bengaluru April 13, 2022	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary

X3AO

INFOSYS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statement of Changes in Equity

(In crore )

		OTHER EQUITY
		RESERVES & SURPLUS								Other comprehensive income
Particulars	Equity Share capital (1)	Capital reserve	Capital redemption reserve	Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (2)	Other reserves (3)	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of Cash Flow Hedges	Other items of other comprehensive income / (loss)	Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
Balance as at April 1, 2020	2,122	54	111	282	56,309	1,158	297	4,070	6	39	1,207	(15)	(190)	65,450	394	65,844
Changes in equity for the year ended March 31, 2021
Profit for the period	–	–	–	–	19,351	–	–	–	–	–	–	–	–	19,351	72	19,423
Remeasurement of the net defined benefit liability/asset, net*	–	–	–	–	–	–	–	–	–	–	–	–	134	134	–	134
Equity instruments through other comprehensive income, net*	–	–	–	–	–	–	–	–	–	119	–	–	–	119	–	119
Fair value changes on derivatives designated as cash flow hedge, net*	–	–	–	–	–	–	–	–	–	–	–	25	–	25	–	25
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	124	–	–	124	6	130
Fair value changes on investments, net*	–	–	–	–	–	–	–	–	–	–	–	–	(102)	(102)	–	(102)
Total Comprehensive income for the period	–	–	–	–	19,351	–	–	–	–	119	124	25	32	19,651	78	19,729
Shares issued on exercise of employee stock options (Refer to Note 2.11)	2	–	–	13	–	–	–	–	–	–	–	–	–	15	–	15
Employee stock compensation expense (Refer to Note 2.11)	–	–	–	–	–	–	253	–	–	–	–	–	–	253	–	253
Transfer on account of exercise of stock options	–	–	–	260	–	–	(260)	–	–	–	–	–	–	–	–	–
Transfer on account of options not exercised	–	–	–	–	–	3	(3)	–	–	–	–	–	–	–	–	–
Effect of modification of share based payment awards	–	–	–	–	–	–	85	–	–	–	–	–	–	85	–	85
Income tax benefit arising on exercise of stock options	–	–	–	45	–	–	–	–	–	–	–	–	–	45	–	45
Dividends paid to non controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(20)	(20)
Payment towards acquisition of minority interest	–	–	–	–	(28)	–	–	–	–	–	–	–	–	(28)	(21)	(49)
Dividends (1)	–	–	–	–	(9,120)	–	–	–	–	–	–	–	–	(9,120)	–	(9,120)
Transfer to general reserve	–	–	–	–	(1,554)	1,554	–	–	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	–	–	(3,354)	–	–	3,354	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	–	–	1,039	–	–	(1,039)	–	–	–	–	–	–	–	–
Balance as at March 31, 2021	2,124	54	111	600	62,643	2,715	372	6,385	6	158	1,331	10	(158)	76,351	431	76,782

Condensed Consolidated Statement of Changes in Equity (contd.)

(In crore)

		OTHER EQUITY
		RESERVES & SURPLUS								Other comprehensive income
Particulars	Equity Share capital (1)	Capital reserve	Capital redemption reserve	Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (2)	Other reserves (3)	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of Cash Flow Hedges	Other items of other comprehensive income / (loss)	Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
Balance as at April 1, 2021	2,124	54	111	600	62,643	2,715	372	6,385	6	158	1,331	10	(158)	76,351	431	76,782
Changes in equity for the nine months ended March 31, 2022
Profit for the period	–	–	–	–	22,110	–	–	–	–	–	–	–	–	22,110	36	22,146
Remeasurement of the net defined benefit liability/asset, net*	–	–	–	–	–	–	–	–	–	–	–	–	(85)	(85)	–	(85)
Equity instruments through other comprehensive income, net*	–	–	–	–	–	–	–	–	–	96	–	–	–	96	–	96
Fair value changes on derivatives designated as cash flow hedge, net*	–	–	–	–	–	–	–	–	–	–	–	(8)	–	(8)	–	(8)
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	229	–	–	229	(1)	228
Fair value changes on investments, net*	–	–	–	–	–	–	–	–	–	–	–	–	(49)	(49)	–	(49)
Total Comprehensive income for the period	–	–	–	–	22,110	–	–	–	–	96	229	(8)	(134)	22,293	35	22,328
Shares issued on exercise of employee stock options (Refer to Note 2.11)	2	–	–	19	–	–	–	–	–	–	–	–	–	21	–	21
Employee stock compensation expense (Refer to Note 2.11)	–	–	–	–	–	–	393	–	–	–	–	–	–	393	–	393
Buyback of equity shares (Refer to Note 2.11)**	(28)	–	–	(640)	(8,822)	(1,603)	–	–	–	–	–	–	–	(11,093)	–	(11,093)
Transaction costs relating to buyback*	–	–	–	–	–	(24)	–	–	–	–	–	–	–	(24)	–	(24)
Amount transferred to capital redemption reserve upon buyback	–	–	28	–	–	(28)	–	–	–	–	–	–	–	–	–	–
Transfer to legal reserve	–	–	–	–	(10)	–	–	–	10	–	–	–	–	–	–	–
Transfer on account of exercise of stock options	–	–	–	218	–	–	(218)	–	–	–	–	–	–	–	–	–
Transfer on account of options not exercised	–	–	–	–	–	1	(1)	–	–	–	–	–	–	–	–	–
Income tax benefit arising on exercise of stock options	–	–	–	3	–	–	60	–	–	–	–	–	–	63	–	63
Changes in the controlling stake of the subsidiary	–	–	–	–	1		–	–	–	–	–	–	–	1	(1)	–
Dividends (1)	–	–	–	–	(12,655)	–	–	–	–	–	–	–	–	(12,655)	–	(12,655)
Dividends paid to non controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(79)	(79)
Transferred to Special Economic Zone Re-investment reserve	–	–	–	–	(3,054)	–	–	3,054	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	–	–	1,100	–	–	(1,100)	–	–	–	–	–	–	–	–
Balance as at March 31, 2022	2,098	54	139	200	61,313	1,061	606	8,339	16	254	1,560	2	(292)	75,350	386	75,736

*	Net of tax

**	Including tax on buyback of 1,893 crore

(1)	Net of treasury shares 1,37,25,712

(2)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Group for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.

(3)	Under the Swiss Code of Obligation, few subsidiaries of Infosys Lodestone are required to appropriate a certain percentage of the annual profit to legal reserve which may be used only to cover losses or for measures designed to sustain the Company through difficult times, to prevent unemployment or to mitigate its consequences.

The accompanying notes form an integral part of the interim condensed consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants Firm’s Registration No: 117366W/ W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	D. Sundaram Director

Bengaluru April 13, 2022	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary

INFOSYS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statement of Cash Flows

Accounting policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated. The Group considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In crore)

Particulars	Note No.	Year ended March 31,
		2022	2021
Cash flow from operating activities
Profit for the period		22,146	19,423
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	2.15	7,964	7,205
Depreciation and amortization		3,476	3,267
Interest and dividend income	2.17	(1,645)	(1,615)
Finance cost		200	195
Impairment loss recognized / (reversed) under expected credit loss model		170	190
Exchange differences on translation of assets and liabilities, net		119	(62)
Stock compensation expense	2.11	415	333
Other adjustments		76	(91)
Changes in assets and liabilities
Trade receivables and unbilled revenue		(7,937)	(1,835)
Loans, other financial assets and other assets		(1,914)	(534)
Trade payables		1,489	(245)
Other financial liabilities, other liabilities and provisions		6,938	3,382
Cash generated from operations		31,497	29,613
Income taxes paid		(7,612)	(6,389)
Net cash generated by operating activities		23,885	23,224
Cash flows from investing activities
Expenditure on property, plant and equipment and intangibles		(2,161)	(2,107)
Deposits placed with corporation		(906)	(725)
Redemption of deposits placed with Corporation		753	518
Interest and dividend received		1,898	1,418
Payment towards acquisition of business, net of cash acquired		–	(1,221)
Payment of contingent consideration pertaining to acquisition of business		(53)	(158)
Escrow and other deposits pertaining to Buyback	2.6	(420)	–
Redemption of escrow and other deposits pertaining to Buyback	2.6	420	–
Other receipts		67	49
Other payments		(22)	(45)
Payments to acquire Investments
Tax free bonds and government bonds		–	(318)
Liquid mutual funds and fixed maturity plan securities		(54,064)	(35,196)
Non convertible debentures		(1,609)	(3,689)
Certificates of deposit		(4,184)	–
Government securities		(4,254)	(7,510)
Others		(24)	(25)
Proceeds on sale of Investments
Tax free bonds and government bonds		20
Non-convertible debentures		2,201	1,251
Government securities		1,457	2,704
Certificates of deposit		787	1,149
Liquid mutual funds and fixed maturity plan securities		53,669	36,353
Preference and equity securities		–	73
Others		9	23
Net cash (used in) / from investing activities		(6,416)	(7,456)
Cash flows from financing activities:
Payment of lease liabilities		(915)	(698)
Payment of dividends		(12,652)	(9,117)
Payment of dividend to non-controlling interest of subsidiary		(79)	(20)
Shares issued on exercise of employee stock options		21	15
Payment towards purchase of non-controlling interest		(2)	(49)
Other receipts		236	83
Other payments		(126)	–
Buyback of equity shares including transaction cost and tax on buyback		(11,125)	–
Net cash used in financing activities		(24,642)	(9,786)
Net increase / (decrease) in cash and cash equivalents		(7,173)	5,982
Cash and cash equivalents at the beginning of the period	2.8	24,714	18,649
Effect of exchange rate changes on cash and cash equivalents		(69)	83
Cash and cash equivalents at the end of the period	2.8	17,472	24,714
Supplementary information:
Restricted cash balance	2.8	471	504

The accompanying notes form an integral part of the interim condensed consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants Firm’s Registration No: 117366W/ W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	D. Sundaram Director

Bengaluru April 13, 2022	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary

INFOSYS LIMITED AND SUBSIDIARIES

Overview and notes to the interim condensed Consolidated financial statements

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or Infosys) provides consulting, technology, outsourcing and next-generation digital services, to enable clients to execute strategies for their digital transformation. Infosys strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

Infosys together with its subsidiaries and controlled trusts is hereinafter referred to as 'the Group'.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronics city, Hosur Road, Bengaluru 560100, Karnataka, India. The Company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The Group's interim condensed consolidated financial statements are approved for issue by the Company's Board of Directors on April 13, 2022.

1.2 Basis of preparation of financial statements

These interim condensed consolidated financial statements are prepared in accordance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting, under the historical cost convention on accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act, 2013 ('the Act') and guidelines issued by the Securities and Exchange Board of India (SEBI). Accordingly, these interim condensed consolidated financial statements do not include all the information required for a complete set of financial statements. These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s Annual Report for the year ended March 31, 2021. The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued thereafter.

Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

As the quarter and year-to-date figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarters might not always add up to the year-to-date figures reported in this statement

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The interim condensed consolidated financial statements comprise the financial statements of the Company, its controlled trusts and its subsidiaries. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company, are excluded.

1.4 Use of estimates and judgments

The preparation of the financial statements in conformity with Ind AS requires the Management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note no. 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates and judgments are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the interim condensed consolidated financial statements.

Estimation of uncertainties relating to the global health pandemic from COVID-19 (COVID-19):

The Group has considered the possible effects that may result from COVID-19 pandemic in the preparation of these interim condensed consolidated financial statements including the recoverability of carrying amounts of financial and non financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of the COVID-19 pandemic, the Group has, at the date of approval of these condensed financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expects that the carrying amount of these assets will be recovered. The impact of COVID-19 pandemic on the Group's financial statements may differ from that estimated as at the date of approval of these interim condensed consolidated financial statements.

1.5 Critical accounting estimates and judgments

a. Revenue recognition

The Group’s contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgment.

Fixed price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed price maintenance contract is recognized ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Group’s costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Group uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgment and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b. Income taxes

The Group's two major tax jurisdictions are India and the U.S., though the Company also files tax returns in other overseas jurisdictions.

Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid / recovered for uncertain tax positions.

In assessing the realizability of deferred income tax assets, the Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the Management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced (Refer to Notes 2.15 and 2.21).

c. Business combinations and intangible assets

Business combinations are accounted for using Ind AS 103, Business Combinations. Ind AS 103 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Estimates are required to be made in determining the value of contingent consideration, value of option arrangements and intangible assets. These valuations are conducted by external valuation experts. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by the Management.

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by the Management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology (Refer to Note 2.2).

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGUs) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition and which represent the lowest level at which goodwill is monitored for internal management purposes. The recoverable amount of CGUs is determined based on higher of value-in-use and fair value less cost to sell. Key assumptions in the cash flow projections are prepared based on current economic conditions and comprises estimated long term growth rates, weighted average cost of capital and estimated operating margins (Refer to Note 2.3).

1.6 Recent accounting pronouncements

Ministry of Corporate Affairs (“MCA”) notifies new standards or amendments to the existing standards under Companies (Indian Accounting Standards) Rules as issued from time to time. On March 23, 2022, MCA amended the Companies (Indian Accounting Standards) Amendment Rules, 2022, as below.

Ind AS 16 – Property Plant and equipment - The amendment clarifies that excess of net sale proceeds of items produced over the cost of testing, if any, shall not be recognised in the profit or loss but deducted from the directly attributable costs considered as part of cost of an item of property, plant, and equipment. The effective date for adoption of this amendment is annual periods beginning on or after April 1, 2022. The Group has evaluated the amendment and there is no impact on its consolidated financial statements.

Ind AS 37 – Provisions, Contingent Liabilities and Contingent Assets – The amendment specifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract (examples would be direct labour, materials) or an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract). The effective date for adoption of this amendment is annual periods beginning on or after April 1, 2022, although early adoption is permitted. The Group has evaluated the amendment and the impact is not expected to be material.

2.1 BUSINESS COMBINATIONS

Accounting policy

Business combinations have been accounted for using the acquisition method under the provisions of Ind AS 103, Business Combinations.

The purchase price in an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The purchase price also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Contingent consideration is remeasured at fair value at each reporting date and changes in the fair value of the contingent consideration are recognized in the Consolidated Statement of Profit and Loss.

The interest of non-controlling shareholders is initially measured either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity of subsidiaries.

Business combinations between entities under common control is accounted for at carrying value of the assets acquired and liabilities assumed in the Group's consolidated financial statements.

The payments related to options issued by the Group over the non-controlling interests in its subsidiaries are accounted as financial liabilities and initially recognized at the estimated present value of gross obligations. Such options are subsequently measured at fair value in order to reflect the amount payable under the option at the date at which it becomes exercisable. In the event that the option expires unexercised, the liability is derecognised.

Transaction costs that the Group incurs in connection with a business combination such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

Proposed acquisition

On March 22, 2022, Infosys Consulting Pte. Ltd (a wholly owned subsidiary of Infosys Limited) entered into a definitive agreement to acquire oddity, a Germany-based digital marketing, experience, and commerce agency, for a total consideration of upto EUR 50 million (approximately 420 crore), which includes earn-out and bonuses. This acquisition is expected to strengthen the Group's creative, branding and experience design capabilities. To consummate this transaction, Infosys Consulting Pte. Ltd., has simultaneously acquired Infosys Germany GmBH (formerly Kristall 247. GmBH).

2.2 PROPERTY, PLANT AND EQUIPMENT

Accounting policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the Management. The charge in respect of periodic depreciation is derived at after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The Group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings (1)	22-25 years
Plant and machinery (1)(2)	5 years
Office equipment	5 years
Computer equipment (1)	3-5 years
Furniture and fixtures (1)	5 years
Vehicles(1)	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

(1)	Based on technical evaluation, the Management believes that the useful lives as given above best represent the period over which the Management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013

(2)	Includes Solar plant with a useful life of 20 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. The useful lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the Consolidated Statement of Profit and Loss when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in the Consolidated Statement of Profit and Loss.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years. 4

The changes in the carrying value of property, plant and equipment for the three months ended March 31, 2022 are as follows:

(In crore)

Particulars	Land - Freehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at January 1, 2022	1,430	11,123	3,450	1,414	8,033	2,252	1,205	44	28,951
Additions	–	84	59	14	560	29	24	–	770
Deletions	–	(1)	(302)	(2)	(77)	(5)	–	–	(387)
Translation difference	–	18	3	1	11	3	6	–	42
Gross carrying value as at March 31, 2022	1,430	11,224	3,210	1,427	8,527	2,279	1,235	44	29,376
Accumulated depreciation as at January 1, 2022	–	(3,993)	(2,578)	(1,123)	(5,830)	(1,731)	(811)	(36)	(16,102)
Depreciation	–	(106)	(66)	(30)	(273)	(51)	(40)	(1)	(567)
Accumulated depreciation on deletions	–	–	302	2	76	5	1	–	386
Translation difference	–	(1)	(2)	1	(7)	(3)	(6)	–	(18)
Accumulated depreciation as at March 31, 2022	–	(4,100)	(2,344)	(1,150)	(6,034)	(1,780)	(856)	(37)	(16,301)
Carrying value as at January 1, 2022	1,430	7,130	872	291	2,203	521	394	8	12,849
Carrying value as at March 31, 2022	1,430	7,124	866	277	2,493	499	379	7	13,075

The changes in the carrying value of property, plant and equipment for the three months ended March 31, 2021 are as follows:

(In crore)

Particulars	Land - Freehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at January 1, 2021	1,392	10,331	3,240	1,309	7,390	2,113	1,152	44	26,971
Additions	8	240	59	67	324	43	49	1	791
Deletions	(1)	–	(3)	(5)	(72)	(6)	(16)	(1)	(104)
Translation difference	–	(6)	–	–	(3)	(1)	3	–	(7)
Gross carrying value as at March 31, 2021	1,399	10,565	3,296	1,371	7,639	2,149	1,188	44	27,651
Accumulated depreciation as at January 1, 2021	–	(3,578)	(2,362)	(1,018)	(5,466)	(1,536)	(670)	(32)	(14,662)
Depreciation	–	(98)	(67)	(30)	(241)	(52)	(49)	(1)	(538)
Accumulated depreciation on deletions	–	–	3	5	63	5	16	1	93
Translation difference	–	1	1	–	8	3	3	–	16
Accumulated depreciation as at March 31, 2021	–	(3,675)	(2,425)	(1,043)	(5,636)	(1,580)	(700)	(32)	(15,091)
Carrying value as at January 1, 2021	1,392	6,753	878	291	1,924	577	482	12	12,309
Carrying value as at March 31, 2021	1,399	6,890	871	328	2,003	569	488	12	12,560

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2022 are as follows:

(In crore)

Particulars	Land - Freehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2021	1,399	10,565	3,296	1,371	7,639	2,149	1,188	44	27,651
Additions	31	599	256	67	1,542	141	79	–	2,715
Deletions*	–	(1)	(349)	(14)	(672)	(17)	(46)	–	(1,099)
Translation difference	–	61	7	3	18	6	14	–	109
Gross carrying value as at March 31, 2022	1,430	11,224	3,210	1,427	8,527	2,279	1,235	44	29,376
Accumulated depreciation as at April 1, 2021	–	(3,675)	(2,425)	(1,043)	(5,636)	(1,580)	(700)	(32)	(15,091)
Depreciation	–	(417)	(245)	(120)	(1,055)	(210)	(181)	(5)	(2,233)
Accumulated depreciation on deletions*	–	–	330	14	671	16	37	–	1,068
Translation difference	–	(8)	(4)	(1)	(14)	(6)	(12)	–	(45)
Accumulated depreciation as at March 31, 2022	–	(4,100)	(2,344)	(1,150)	(6,034)	(1,780)	(856)	(37)	(16,301)
Carrying value as at April 1, 2021	1,399	6,890	871	328	2,003	569	488	12	12,560
Carrying value as at March 31, 2022	1,430	7,124	866	277	2,493	499	379	7	13,075

*	During year ended March 31, 2022, certain assets which were old and not in use having gross book value of 316 crore (net book value: Nil) were retired.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2021 are as follows:

(In crore)

Particulars	Land - Freehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2020	1,318	10,016	3,185	1,265	6,676	2,073	1,063	45	25,641
Additions	82	511	117	118	1,159	91	152	1	2,231
Additions - Business Combination	–	–	1	2	4	2	1	–	10
Deletions	(1)	–	(10)	(16)	(211)	(19)	(33)	(2)	(292)
Translation difference	–	38	3	2	11	2	5	–	61
Gross carrying value as at March 31, 2021	1,399	10,565	3,296	1,371	7,639	2,149	1,188	44	27,651
Accumulated depreciation as at April 1, 2020	–	(3,284)	(2,145)	(934)	(4,885)	(1,380)	(550)	(28)	(13,206)
Depreciation	–	(386)	(290)	(123)	(954)	(222)	(185)	(6)	(2,166)
Accumulated depreciation on deletions	–	–	10	15	199	18	33	2	277
Translation difference	–	(5)	–	(1)	4	4	2	–	4
Accumulated depreciation as at March 31, 2021	–	(3,675)	(2,425)	(1,043)	(5,636)	(1,580)	(700)	(32)	(15,091)
Carrying value as at April 1, 2020	1,318	6,732	1,040	331	1,791	693	513	17	12,435
Carrying value as at March 31, 2021	1,399	6,890	871	328	2,003	569	488	12	12,560

(1)	Buildings include 250/- being the value of five shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.

The aggregate depreciation has been included under depreciation and amortization expense in the Consolidated Statement of Profit and Loss.

2.3 GOODWILL AND INTANGIBLE ASSETS

2.3.1 Goodwill

Accounting policy

Goodwill represents the purchase consideration in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquired entity. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds purchase consideration, the fair value of net assets acquired is reassessed and the bargain purchase gain is recognized in capital reserve. Goodwill is measured at cost less accumulated impairment losses.

Impairment

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGU) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition and which represents the lowest level at which goodwill is monitored for internal management purposes. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU. Key assumptions in the cash flow projections are prepared based on current economic conditions and includes estimated long term growth rates, weighted average cost of capital and estimated operating margins.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in the Consolidated Statement of Profit and Loss and is not reversed in the subsequent period.

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Carrying value at the beginning	6,079	5,286
Goodwill on acquisitions	–	758
Translation differences	116	35
Carrying value at the end	6,195	6,079

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU or groups of CGUs, which benefit from the synergies of the acquisition. The Group internally reviews the goodwill for impairment at the operating segment level, after allocation of the goodwill to CGUs or groups of CGUs.

The allocation of goodwill to operating segments as at March 31, 2022 and March 31, 2021 is as follows:

(In crore)

Segment	As at
	March 31, 2022	March 31, 2021
Financial services	1,366	1,359
Retail	817	797
Communication	619	605
Energy, Utilities, Resources and Services	1,070	1,046
Manufacturing	499	487
	4,371	4,294
Operating segments without significant goodwill	938	925
Total	5,309	5,219

The goodwill pertaining to Panaya amounting to 886 crore and 860 crore as at March 31, 2022 and March 31, 2021, respectively is tested for impairment at the entity level.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. Value-in-use is determined based on discounted future cash flows. The key assumptions used for the calculations are as follows:

(in %)

As at
	March 31, 2022	March 31, 2021
Long term growth rate	8-10	8-10
Operating margins	19-21	19-21
Discount rate	12.0	11.7

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. As at March 31, 2022, the estimated recoverable amount of the CGU exceeded its carrying amount. Reasonable sensitivities in key assumptions is unlikely to cause the carrying amount to exceed the recoverable amount of the cash generating units.

2.3.2 Other Intangible assets

Accounting policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances) and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Group has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use.

Impairment

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization) had no impairment loss been recognized for the asset in prior years.

2.4 INVESTMENTS

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Non-current
Unquoted
Investments carried at fair value through other comprehensive income
Preference securities	192	165
Equity instruments	2	2
	194	167
Investments carried at fair value through profit and loss
Preference securities	24	11
Compulsorily convertible debentures	7	7
Others (1)	152	74
	183	92
Quoted
Investments carried at amortized cost
Tax free bonds	1,901	2,131
Government bonds	–	21
	1,901	2,152
Investments carried at fair value through other comprehensive income
Non convertible debentures	3,718	3,985
Government securities	7,655	5,467
	11,373	9,452
Total non-current investments	13,651	11,863
Current
Unquoted
Investments carried at fair value through profit or loss
Liquid mutual fund units	2,012	1,500
	2,012	1,500
Investments carried at fair value through other comprehensive income
Certificates of deposit	3,429	–
	3,429	–
Quoted
Investments carried at amortized cost
Government bonds	21	–
Tax free bonds	200	–
	221	–
Investments carried at fair value through other comprehensive income
Non convertible debentures	495	842
Government securities	516	–
	1,011	842
Total current investments	6,673	2,342
Total investments	20,324	14,205
Aggregate amount of quoted investments	14,506	12,446
Market value of quoted investments (including interest accrued), current	1,247	843
Market value of quoted investments (including interest accrued), non current	13,612	11,997
Aggregate amount of unquoted investments	5,818	1,759
Investments carried at amortized cost	2,122	2,152
Investments carried at fair value through other comprehensive income	16,007	10,461
Investments carried at fair value through profit or loss	2,195	1,592

(1)	Uncalled capital commitments outstanding as at March 31, 2022 and March 31, 2021 was 28 crore and 42 crore, respectively.

Refer to Note 2.10 for Accounting policies on Financial Instruments.

Method of fair valuation:

(In crore)

Class of investment	Method	Fair value as at
		March 31, 2022	March 31, 2021
Liquid mutual fund units	Quoted price	2,012	1,500
Tax free bonds and government bonds	Quoted price and market observable inputs	2,447	2,536
Non-convertible debentures	Quoted price and market observable inputs	4,213	4,827
Government securities	Quoted price and market observable inputs	8,171	5,467
Certificate of deposits	Market observable inputs	3,429	–
Unquoted equity and preference securities - carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model	194	167
Unquoted equity and preference securities - carried at fair value through profit and loss	Discounted cash flows method, Market multiples method, Option pricing model	24	11
Unquoted compulsorily convertible debentures - carried at fair value through profit and loss	Discounted cash flows method	7	7
Others	Discounted cash flows method, Market multiples method, Option pricing model	152	74
Total		20,649	14,589

Note: Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.5 LOANS

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Non Current
Loans considered good - Unsecured
Other loans
Loans to employees	34	32
	34	32
Loans credit impaired - Unsecured
Other loans
Loans to employees	–	28
Less: Allowance for credit impairment	–	28
	–	–
Total non-current loans	34	32
Current
Loans considered good - Unsecured
Other loans
Loans to employees	248	159
Total current loans	248	159
Total loans	282	191

2.6 OTHER FINANCIAL ASSETS

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Non Current
Security deposits (1)	47	49
Rental deposits (1)	186	217
Unbilled revenues (1)#	695	399
Net investment in sublease of right of use asset (1)	322	350
Restricted deposits (1)*	33	42
Others (1)	177	84
Total non-current other financial assets	1,460	1,141
Current
Security deposits (1)	7	6
Rental deposits (1)	58	30
Restricted deposits (1)*	2,177	2,016
Unbilled revenues (1)#	5,659	3,173
Interest accrued but not due (1)	362	620
Foreign currency forward and options contracts (2) (3)	143	188
Net investment in sublease of right of use asset (1)	50	38
Others (1)	271	339
Total current other financial assets	8,727	6,410
Total other financial assets	10,187	7,551
(1) Financial assets carried at amortized cost	10,044	7,363
(2) Financial assets carried at fair value through other comprehensive income	20	25
(3) Financial assets carried at fair value through profit or loss	123	163

*	Restricted deposits represent deposits with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.# Classified as financial asset as right to consideration is unconditional and is due only after a passage of time.

2.7 TRADE RECEIVABLES

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Current
Trade Receivable considered good - Unsecured	23,252	19,760
Less: Allowance for expected credit loss	554	466
Trade Receivable considered good - Unsecured	22,698	19,294
Trade Receivable - credit impaired - Unsecured	113	153
Less: Allowance for credit impairement	113	153
Trade Receivable - credit impaired - Unsecured	–	–
Total trade receivables(1)	22,698	19,294

2.8 CASH AND CASH EQUIVALENTS

 (In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Balances with banks
In current and deposit accounts	13,942	20,069
Cash on hand	–	–
Others
Deposits with financial institutions	3,530	4,645
Total cash and cash equivalents	17,472	24,714
Balances with banks in unpaid dividend accounts	36	33
Deposit with more than 12 months maturity	2,040	13,659
Balances with banks held as margin money deposits against guarantees	1	71

Cash and cash equivalents as at March 31, 2022 and March 31, 2021 include restricted cash and bank balances of 471 crore and 504 crore, respectively. The restrictions are primarily on account of bank balances held by irrevocable trusts controlled by the company and bank balances held as margin money deposits against guarantees.

The deposits maintained by the Group with banks and financial institutions comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

2.9 OTHER ASSETS

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Non Current
Capital advances	88	141
Advances other than capital advances
Others
Withholding taxes and others	674	705
Unbilled revenues #	246	195
Defined benefit plan assets	20	19
Prepaid expenses	99	78
Deferred Contract Cost *	–	–
Cost of obtaining a contract	593	112
Cost of fulfilling a contract	309	31
Total Non-Current other assets	2,029	1,281
Current
Advances other than capital advances
Payment to vendors for supply of goods	193	141
Others
Unbilled revenues #	5,909	4,354
Withholding taxes and others	1,941	2,091
Prepaid expenses	1,996	1,160
Deferred Contract Cost *	–	–
Cost of obtaining a contract	858	49
Cost of fulfilling a contract	91	16
Other receivables	325	3
Total Current other assets	11,313	7,814
Total other assets	13,342	9,095

#	Classified as non financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

*	Includes technology assets taken over by the Company from a customer as a part of transformation project which is not considered as distinct goods or services and the control related to the assets is not transferred to the Company in accordance with Ind AS 115 - Revenue from contract with customers. Accordingly, the same has been considered as a reduction to the total contract value and accounted as Deferred contract cost. Further as at March 31, 2022, the Company has entered into a financing arrangement with a third party for these assets for 895 crore which has been considered as financial liability. This includes 869 crore settled directly by the third party to the customer on behalf of the Company and accordingly considered as non-cash transaction. (Refer to Note 2.12)

Withholding taxes and others primarily consist of input tax credits and Cenvat recoverable from Government of India.

2.10 FINANCIAL INSTRUMENTS

Accounting policy

2.10.1 Initial recognition

The Group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, that are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.10.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Group has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets at fair value through profit or loss

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration and financial liability under option arrangements recognized in a business combination which is subsequently measured at fair value through profit or loss. For trade and other payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

b. Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss.

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the Group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Consolidated Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the Consolidated Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the Consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the Consolidated Statement of Profit and Loss.

2.10.3 Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Group's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.10.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximates fair value due to the short maturity of these instruments.

2.10.5 Impairment

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenue which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, ECLs are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL.

The Group determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Group considers current and anticipated future economic conditions relating to industries the Group deals with and the countries where it operates.

The amount of ECLs (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recorded is recognized as an impairment gain or loss in Consolidated Statement of Profit and Loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2022 are as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to Note 2.8)	17,472	–	–	–	–	17,472	17,472
Investments (Refer to Note 2.4)
Equity and preference securities	–	–	24	194	–	218	218
Compulsorily convertible debentures	–	–	7	–	–	7	7
Tax-free bonds and government bonds	2,122	–	–	–	–	2,122	2,447(1)
Liquid mutual fund units	–	–	2,012	–	–	2,012	2,012
Non convertible debentures	–	–	–	–	4,213	4,213	4,213
Government securities	–	–	–	–	8,171	8,171	8,171
Certificate of deposits	–	–	–	–	3,429	3,429	3,429
Other investments	–	–	152	–	–	152	152
Trade receivables (Refer to Note 2.7)	22,698	–	–	–	–	22,698	22,698
Loans (Refer to Note 2.5)	282	–	–	–	–	282	282
Other financials assets (Refer to Note 2.6)(3)	10,044	–	123	–	20	10,187	10,096(2)
Total	52,618	–	2,318	194	15,833	70,963	71,197
Liabilities:
Trade payables	4,134	–	–	–	–	4,134	4,134
Lease liabilities (Refer to Note 2.19)	5,474	–	–	–	–	5,474	5,474
Financial Liability under option arrangements (Refer to Note 2.12)	–	–	655	–	–	655	655
Other financial liabilities (Refer to Note 2.12)	15,061	–	181	–	3	15,245	15,245
Total	24,669	–	836	–	3	25,508	25,508

(1)	On account of fair value changes including interest accrued

(2)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 91 crore

(3)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as at March 31, 2021 were as follows:

(In crore)

Particulars	Amortised cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to Note 2.8)	24,714	–	–	–	–	24,714	24,714
Investments (Refer to Note 2.4)
Equity and preference securities	–	–	11	167	–	178	178
Compulsorily convertible debentures	–	–	7	–	–	7	7
Tax-free bonds and government bonds	2,152	–	–	–	–	2,152	2,536(1)
Liquid mutual fund units	–	–	1,500	–	–	1,500	1,500
Non convertible debentures	–	–	–	–	4,827	4,827	4,827
Government securities	–	–	–	–	5,467	5,467	5,467
Other investments	–	–	74	–	–	74	74
Trade receivables (Refer to Note 2.7)	19,294	–	–	–	–	19,294	19,294
Loans (Refer to Note 2.5)	191	–	–	–	–	191	191
Other financials assets (Refer to Note 2.6)(3)	7,363	–	163	–	25	7,551	7,459(2)
Total	53,714	–	1,755	167	10,319	65,955	66,247
Liabilities:
Trade payables	2,645	–	–	–	–	2,645	2,645
Lease liabilities (Refer to Note 2.19)	5,325	–	–	–	–	5,325	5,325
Financial Liability under option arrangements (Refer to Note 2.12)	–	–	693	–	–	693	693
Other financial liabilities (Refer to Note 2.12)	9,877	–	217	–	–	10,094	10,094
Total	17,847	–	910	–	–	18,757	18,757

(1)	On account of fair value changes including interest accrued

(2)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 92 crore

(3)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

For trade receivables and trade payables and other assets and payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2022:

(In crore)

Particulars	As at March 31, 2022	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual funds (Refer to Note 2.4)	2,012	2,012	–	–
Investments in tax-free bonds (Refer to Note 2.4)	2,425	1,238	1,187	–
Investments in government bonds (Refer to Note 2.4)	22	22	–	–
Investments in non convertible debentures (Refer to Note 2.4)	4,213	3,736	477	–
Investment in government securities (Refer to Note 2.4)	8,171	8,046	125	–
Investments in equity instruments (Refer to Note 2.4)	2	–	–	2
Investments in preference securities (Refer to Note 2.4)	216	–	–	216
Investments in certificate of deposits (Refer to Note 2.4)	3,429	–	3,429	–
Investments in compulsorily convertible debentures (Refer to Note 2.4)	7	–	–	7
Other investments (Refer to Note 2.4)	152	–	–	152
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts (Refer to Note 2.6)	143	–	143	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts (Refer to Note 2.12)	61	–	61	–
Financial liability under option arrangements (Refer to Note 2.12)	655	–	–	655
Liability towards contingent consideration (Refer to Note 2.12)(1)	123	–	–	123

(1)	Discount rate pertaining to contingent consideration ranges from 8% to 14.5%

During the year ended March 31, 2022, tax free bonds and non-convertible debentures of 576 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price. Further, tax free bonds and non-convertible debentures of 965 crore was transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities as at March 31, 2021 was as follows:

(In crore)

Particulars	As at March 31, 2021	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual funds (Refer to Note 2.4)	1,500	1,500	–	–
Investments in tax free bonds (Refer to Note 2.4)	2,513	1,352	1,161	–
Investments in government bonds (Refer to Note 2.4)	23	23	–	–
Investments in non convertible debentures (Refer to Note 2.4)	4,827	4,532	295	–
Investment in government securities (Refer to Note 2.4)	5,467	5,467	–	–
Investments in equity instruments (Refer to Note 2.4)	2	–	–	2
Investments in preference securities (Refer to Note 2.4)	176	–	–	176
Investments in compulsorily convertible debentures (Refer to Note 2.4)	7	–	–	7
Other investments (Refer to Note 2.4)	74	–	–	74
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts (Refer to Note 2.6)	188	–	188	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts (Refer to Note 2.12)	56	–	56	–
Financial liability under option arrangements (Refer to Note 2.12)	693	–	–	693
Liability towards contingent consideration (Refer to Note 2.12)(1)	161	–	–	161

(1)	Discount rate pertaining to contingent consideration ranges from 8% to 14.5%

During the year ended March 31, 2021, tax free bonds and non-convertible debentures of 107 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price. Further, tax free bonds and non-convertible debentures of 1,177 crore was transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Majority of investments of the Group are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, certificates of deposit, commercial papers, quoted bonds issued by government and quasi-government organizations and non convertible debentures. The Group invests after considering counterparty risks based on multiple criteria including Tier I capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and Deposit base of banks and financial institutions. These risks are monitored regularly as per its risk management program.

2.11 EQUITY

Accounting policy

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to / from securities premium.

Description of reserves

Capital Redemption Reserve

In accordance with section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Group.

Securities premium

The amount received in excess of the par value has been classified as securities premium. Amounts have been utilized for bonus issue and share buyback from share premium account.

Share options outstanding account

The share options outstanding account is used to record the fair value of equity-settled share based payment transactions with employees. The amounts recorded in share options outstanding account are transferred to securities premium upon exercise of stock options and transferred to general reserve on account of stock options not exercised by employees.

Special Economic Zone Re-investment reserve

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA (1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income Tax Act, 1961.

Other components of equity

Other components of equity include currency translation, remeasurement of net defined benefit liability / asset, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

Currency translation reserve

The exchange differences arising from the translation of financial statements of foreign subsidiaries with functional currency other than Indian rupees is recognized in other comprehensive income and is presented within equity.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the Consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction.

EQUITY SHARE CAPITAL

(In crore, except as otherwise stated)

Particulars	As at
	March 31, 2022	March 31, 2021
Authorized
Equity shares, 5 par value
480,00,00,000 (480,00,00,000) equity shares	2,400	2,400
Issued, Subscribed and Paid-Up
Equity shares, 5 par value(1)	2,098	2,124
4,19,30,12,929 (4,24,51,46,114) equity shares fully paid-up(2)
	2,098	2,124

Note: Forfeited shares amounted to 1,500 (1,500)

(1)	Refer to Note 2.20 for details of basic and diluted shares

(2)	Net of treasury shares 1,37,25,712 (1,55,14,732)

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. For irrevocable controlled trusts, the corpus would be settled in favour of the beneficiaries.

For details of shares reserved for issue under the employee stock option plan of the Company refer to the note below.

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2022 and March 31, 2021 are as follows:

(In crore, except as stated otherwise)

Particulars	As at March 31, 2022		As at March 31, 2021
	Shares	Amount	Shares	Amount
As at the beginning of the period	424,51,46,114	2,124	424,07,53,210	2,122
Add: Shares issued on exercise of employee stock options	36,74,152	2	43,92,904	2
Less: Shares bought back	5,58,07,337	28	–	–
As at the end of the period	419,30,12,929	2,098	424,51,46,114	2,124

Capital allocation policy

Effective fiscal 2020, the Company expects to return approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback and/or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the Consolidated Statement of Cash Flows prepared under IFRS. Dividend and buyback include applicable taxes.

Update on buyback announced in April 2021:

In line with the capital allocation policy, the Board, at its meeting held on April 14, 2021, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to 9,200 crore (Maximum Buyback Size, excluding buyback tax) at a price not exceeding 1,750 per share (Maximum Buyback Price), subject to shareholders' approval in the ensuing Annual General Meeting.

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors in the Annual General meeting held on June 19, 2021.

The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on June 25, 2021 and was completed on September 8, 2021. During this buyback period, the Company had purchased and extinguished a total of 5,58,07,337 equity shares from the stock exchange at a volume weighted average buy back price of 1,648.53/- per equity share comprising 1.31% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of 9,200 crore (excluding transaction costs and tax on buyback). The Company funded the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013.

In accordance with section 69 of the Companies Act, 2013, as at December 31, 2021, the Company has created ‘Capital Redemption Reserve’ of 28 crore equal to the nominal value of the shares bought back as an appropriation from general reserve.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As at March 31, 2022, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

Dividend

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors. Income tax consequences of dividends on financial instruments classified as equity will be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits.

The Company declares and pays dividends in Indian rupees. Companies are required to pay/distribute dividend after deducting applicable withholding income taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

The amount of per share dividend recognized as distribution to equity shareholders in accordance with Companies Act 2013 is as follows:

(in )

Particulars	Three months ended March 31,		Year ended March 31,
	2022	2021	2022	2021
Final dividend for fiscal 2020	–	–	–	9.50
Interim dividend for fiscal 2021	–	–	–	12.00
Final dividend for fiscal 2021	–	–	15.00	–
Interim dividend for fiscal 2022	–	–	15.00	–

During the year ended March 31, 2022, on account of the final dividend for fiscal 2021 and interim dividend for fiscal 2022, the Company has incurred a net cash outflow of `12,700 crore (excluding dividend paid on treasury shares).

The Board of Directors in their meeting on April 13, 2022 recommended a final dividend of 16/- per equity share for the financial year ended March 31, 2022. This payment is subject to the approval of shareholders in the Annual General Meeting (AGM) of the Company to be held on June 25, 2022 and if approved would result in a net cash outflow of approximately 6,709 crore (excluding dividend paid on treasury shares).

Employee Stock Option Plan (ESOP):

Accounting policy

The Group recognizes compensation expense relating to share-based payments in net profit based on estimated fair values of the awards on the grant date. The estimated fair value of awards is recognized as an expense in the statement of profit and loss on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

Infosys Expanded Stock Ownership Program 2019 (the 2019 Plan) :

On June 22, 2019 pursuant to approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 Plan shall not exceed 5,00,00,000 equity shares. To implement the 2019 Plan, up to 4,50,00,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The Restricted Stock Units (RSUs) granted under the 2019 Plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the Company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of 1 to maximum of 3 years from the grant date.

2015 Stock Incentive Compensation Plan (the 2015 Plan) :

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 Plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). The Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years. The plan numbers mentioned above would further be adjusted for the September 2018 bonus issue.The equity settled and cash settled RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Controlled trust holds 1,37,25,712 and 1,55,14,732 shares as at March 31, 2022 and March 31, 2021, respectively, under the 2015 Plan. Out of these shares, 200,000 equity shares each have been earmarked for welfare activities of the employees as at March 31, 2022 and March 31, 2021.

The following is the summary of grants during the three months and year ended March 31, 2022 and March 31, 2021:

Particulars	2019 Plan				2015 Plan
	Three months ended March 31,		Year ended March 31,		Three months ended March 31,		Year ended March 31,
	2022	2021	2022	2021	2022	2021	2022	2021
Equity Settled RSU
KMPs	74,800	1,06,000	1,48,762	3,13,808	1,82,846	2,53,054	2,84,543	4,57,151
Employees other than KMP	27,01,867	12,82,600	27,01,867	12,82,600	12,80,610	21,44,960	13,05,880	22,03,460
	27,76,667	13,88,600	28,50,629	15,96,408	14,63,456	23,98,014	15,90,423	26,60,611
Cash settled RSU
KMPs	–	–	–	–	–	–	–	–
Employees other than KMPs	–	–	–	–	49,960	1,15,250	49,960	1,15,250
	–	–	–	–	49,960	1,15,250	49,960	1,15,250
Total Grants	27,76,667	13,88,600	28,50,629	15,96,408	15,13,416	25,13,264	16,40,383	27,75,861

Notes on grants to KMP:

CEO & MD

Under the 2015 Plan:

In accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value 3.25 crore which will vest overtime in three equal annual installments upon the completion of each year of service from the respective grant date. Accordingly, annual time-based grant of 18,340 RSUs was made effective February 1, 2022 for fiscal 2022.

The Board, on April 14, 2021, based on the recommendations of the nomination and remuneration committee, in accordance with the terms of his employment agreement, approved the grant of performance-based RSUs of fair value of 13 crore for fiscal 2022 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 96,150 performance based RSU’s were granted effective May 2, 2021.

Under the 2019 Plan:

The Board, on April 14, 2021, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 10 crore for fiscal 2022 under the 2019 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 73,962 performance based RSU’s were granted effective May 2, 2021.

Other KMPs

Under the 2015 Plan:

On April 14, 2021, based on the recommendations of the Nomination and Remuneration Committee, in accordance with employment agreement, the Board, approved performance-based grant of 5,547 RSUs to a KMP under the 2015 Plan. The grants were made effective May 2, 2021. The performance based RSUs will vest over three years based on certain performance targets.

On January 12, 2022, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved time based grant of 9,876 RSUs to a KMP under the 2015 Plan. The grants were made effective February 1, 2022. These RSUs will vest over four years.

On March 31, 2022, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved time based grant of 154,630 RSUs to other KMPs under the 2015 Plan. The grants were made effective March 31, 2022. These RSUs will vest over four years.

Under the 2019 Plan:

On March 31, 2022, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved performance based grant of 74,800 RSUs to other KMPs under the 2019 Plan. The grants were made effective March 31, 2022. These RSUs will vest over three years based on achievement of certain performance targets.

Break-up of employee stock compensation expense:

(in crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2022	2021	2022	2021
Granted to:
KMP	14	20	65	76
Employees other than KMP	99	56	350	257
Total (1)	113	76	415	333
(1) Cash-settled stock compensation expense included above	4	20	22	80

Share based payment arrangements that were modified during the year ended March 31, 2021:

During the year ended March 31, 2021, the company issued ADS settled RSU and ESOP awards as replacement for outstanding stock appreciation rights awards. The replacement was pursuant to SEBI Circular 'Framework for issue of Depository Receipts - Clarifications' dated December 18, 2020 which allows Non resident Indians to hold depository receipts. The awards were granted after necessary approvals from the NARC. All other terms and conditions of the replaced awards remain the same as the original award.

The replacement awards was accounted as a modification and the fair value on the date of modification of 85 crore is recognized as equity with a corresponding adjustment to financial liability.

The fair value of the awards are estimated using the Black-Scholes Model for time and non-market performance based options and Monte Carlo simulation model is used for TSR based options.

The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity settled award is estimated on the date of grant using the following assumptions:

Particulars	For options granted in
	Fiscal 2022-Equity Shares-RSU	Fiscal 2022- DS-RSU	Fiscal 2021- quity Shares-RSU	Fiscal 2021- DS-RSU
Weighted average share price () / ($ ADS)	1,791	24.45	1,253	18.46
Exercise price () / ($ ADS)	5.00	0.07	5.00	0.07
Expected volatility (%)	21-31	26-34	30-35	30-36
Expected life of the option (years)	1-4	1-4	1-4	1-4
Expected dividends (%)	2-3	2-3	2-3	2-3
Risk-free interest rate (%)	4-6	1-2	4-5	0.1-0.3
Weighted average fair value as on grant date () / ($ ADS)	1,661	22.88	1,124	16.19

The expected life of the RSU/ESOP is estimated based on the vesting term and contractual term of the RSU/ESOP, as well as expected exercise behavior of the employee who receives the RSU/ESOP.

2.12 OTHER FINANCIAL LIABILITIES

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Non-current
Others
Accrued compensation to employees (1)	8	–
Accrued expenses (1)	946	569
Compensated absences	92	97
Financial liability under option arrangements (2)	655	693
Payable for acquisition of business - Contingent consideration (2)	56	86
Other Payables (1)(4)	580	69
Total non-current other financial liabilities	2,337	1,514
Current
Unpaid dividends (1)	36	33
Others
Accrued compensation to employees (1)	4,061	4,019
Accrued expenses (1)	7,476	4,475
Retention monies (1)	13	13
Payable for acquisition of business - Contingent consideration (2)	67	75
Payable by controlled trusts (1)	211	199
Compensated absences	2,182	2,020
Foreign currency forward and options contracts (2) (3)	61	56
Capital creditors (1)	431	371
Other payables (1)(4)	1,299	129
Total current other financial liabilities	15,837	11,390
Total other financial liabilities	18,174	12,904
(1) Financial liability carried at amortized cost	15,061	9,877
(2) Financial liability carried at fair value through profit or loss	836	910
(3) Financial liability carried at fair value through other comprehensive income	3	–
Contingent consideration on undiscounted basis	132	181

(4)	Deferred contract cost in Note 2.9 includes technology assets taken over by the Company from a customer as a part of transformation project which is not considered as distinct goods or services and the control related to the assets is not transferred to the Company in accordance with Ind AS 115 - Revenue from contract with customers. Accordingly, the same has been considered as a reduction to the total contract value and accounted as Deferred contract cost. Further as at March 31, 2022, the Company has entered into a financing arrangement with a third party for these assets for 895 crore which has been considered as financial liability. This includes 869 crore settled directly by the third party to the customer on behalf of the Company and accordingly considered as non-cash transaction.

2.13 OTHER LIABILITIES

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Non-current
Others
Withholding taxes and others	–	364
Deferred income - government grants	64	57
Accrued defined benefit plan liability	367	324
Deferred income	9	17
Others	11	1
Total non-current other liabilities	451	763
Current
Unearned revenue	6,324	4,050
Others
Withholding taxes and others	2,834	2,170
Accrued defined benefit plan liability	5	6
Deferred income - government grants	11	3
Others	4	4
Total current other liabilities	9,178	6,233
Total other liabilities	9,629	6,996

2.14 PROVISIONS

Accounting policy

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The Group provides its clients with a fixed-period post sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in Consolidated Statement of Profit and Loss. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and other provisions:

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Current
Others
Post-sales client support and other provisions	975	713
Total provisions	975	713

Provision for post sales client support represents cost associated with providing post sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

2.15 INCOME TAXES

Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Consolidated Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity or other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.

The Group offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to equity.

Income tax expense in the Consolidated Statement of Profit and Loss comprises:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2022	2021	2022	2021
Current taxes	1,825	1,662	7,811	6,672
Deferred taxes	23	195	153	533
Income tax expense	1,848	1,857	7,964	7,205

Income tax expense for the three months ended March 31, 2022 and March 31, 2021 includes reversal (net of provisions) of 242 crore and 62 crore, respectively. Income tax expense for the year ended March 31, 2022 and March 31, 2021 includes reversal (net of provisions) of 268 crore and 348 crore, respectively. These reversals pertain to prior periods primarily on account of adjudication of certain disputed matters in favor of the Company and upon filing of tax return across various jurisdictions.

Deferred income tax for the three months and year ended March 31, 2022 and March 31, 2021 substantially relates to origination and reversal of temporary differences.

The Company’s Advanced Pricing Arrangement (APA) with the Internal Revenue Service (IRS) for US branch income tax expired in March 2021. The Company has applied for renewal of APA and currently the US taxable income is based on the Company’s best estimate determined based on the expected value method.

2.16 REVENUE FROM OPERATIONS

Accounting policy

The Group derives revenues primarily from IT services comprising software development and related services, cloud and infrastructure services, maintenance, consulting and package implementation, licensing of software products and platforms across the Group’s core and digital offerings (together called as “software related services”) and business process management services. Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-timeframe basis.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved by the parties, in writing, to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services (“performance obligations”) to customers in an amount that reflects the consideration the Group has received or expects to receive in exchange for these products or services (“transaction price”). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Group allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Group estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Group’s contracts may include variable consideration including rebates, volume discounts and penalties. The Group includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit of work based contracts, are recognized as the related services are performed. Fixed price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Group’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended are used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contracts and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance based billing and / or milestone based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Group measures the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Group is unable to determine the standalone selling price, the Group uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Certain cloud and infrastructure services contracts include multiple elements which may be subject to other specific accounting guidance, such as leasing guidance. These contracts are accounted in accordance with such specific accounting guidance. In such arrangements where the Group is able to determine that hardware and services are distinct performance obligations, it allocates the consideration to these performance obligations on a relative standalone selling price basis. In the absence of standalone selling price, the Group uses the expected cost-plus margin approach in estimating the standalone selling price. When such arrangements are considered as a single performance obligation, revenue is recognized over the period and measure of progress is determined based on promise in the contract.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS).When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Group uses the expected cost plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably on a straight line basis over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the group first evaluates whether it controls the good or service before it is transferred to the customer. The Group considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the goods or service and therefore is acting as a principal or an agent.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Group expects to recover them.

Certain eligible, nonrecurring costs (e.g. set-up or transition or transformation costs) that do not represent a separate performance obligation are recognized as an asset when such costs (a) relate directly to the contract; (b) generate or enhance resources of the Company that will be used in satisfying the performance obligation in the future; and (c) are expected to be recovered.

Capitalized contract costs relating to upfront payments to customers are amortized to revenue and other capitalized costs are amortized to expenses over the respective contract life on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates. Capitalized costs are monitored regularly for impairment. Impairment losses are recorded when present value of projected remaining operating cash flows is not sufficient to recover the carrying amount of the capitalized costs.

The Group presents revenues net of indirect taxes in its Consolidated Statement of Profit and Loss.

Revenue from operation for the three months and year ended March 31, 2022 and March 31, 2021 are as follows:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2022	2021	2022	2021
Revenue from software services	30,111	24,555	113,536	93,387
Revenue from products and platforms	2,165	1,756	8,105	7,085
Total revenue from operations	32,276	26,311	121,641	100,472

The Group has evaluated the impact of COVID – 19 pandemic on (i) the possibility of constraints in our ability to render services which may require revision of estimations of costs to complete the contract because of additional efforts; (ii) onerous obligations; (iii) penalties relating to breaches of service level agreements; and (iv) termination or deferment of contracts by customers. The Group has concluded that the impact of COVID – 19 pandemic is not significant based on these estimates. Due to the nature of the COVID – 19 pandemic, the Group will continue to monitor developments to identify significant uncertainties relating to revenue in future periods.

Disaggregated revenue information

The table below presents disaggregated revenues from contracts with customers by geography and offerings for each of our business segments. The Group believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other economic factors.

For the three months ended March 31, 2022 and March 31, 2021:

(In crore)

Particulars	Financial Services (1)	Retail(2)	Communication (3)	Energy , Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences(4)	Others (5)	Total
Revenues by Geography*
North America	6,431	3,128	2,395	1,948	1,648	2,458	1,574	243	19,825
	5,383	2,616	1,632	1,709	1,371	1,982	1,265	247	16,205
Europe	1,696	1,235	932	1,561	2,053	58	532	61	8,128
	1,631	1,059	798	1,233	1,092	52	502	51	6,418
India	570	17	50	51	17	117	6	212	1,040
	422	24	52	20	13	82	2	182	797
Rest of the world	1,399	237	755	312	98	16	28	438	3,283
	1,241	203	674	271	57	8	27	410	2,891
Total	10,096	4,617	4,132	3,872	3,816	2,649	2,140	954	32,276
	8,677	3,902	3,156	3,233	2,533	2,124	1,796	890	26,311
Revenue by offerings
Digital	5,330	2,924	2,722	2,317	2,508	1,589	1,268	443	19,101
	4,274	2,141	1,776	1,670	1,324	1,098	918	344	13,545
Core	4,766	1,693	1,410	1,555	1,308	1,060	872	511	13,175
	4,403	1,761	1,380	1,563	1,209	1,026	878	546	12,766
Total	10,096	4,617	4,132	3,872	3,816	2,649	2,140	954	32,276
	8,677	3,902	3,156	3,233	2,533	2,124	1,796	890	26,311

For the year ended March 31, 2022 and March 31, 2021:

(In crore)

Particulars	Financial Services (1)	Retail(2)	Communication (3)	Energy , Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences(4)	Others (5)	Total
Revenues by Geography*
North America	24,410	11,989	8,474	7,430	6,303	9,342	6,173	937	75,058
	19,517	9,722	6,791	6,935	5,126	8,052	4,728	769	61,640
Europe	6,746	4,759	3,598	5,766	6,606	224	2,203	227	30,129
	6,415	4,165	2,893	4,481	3,962	164	2,013	210	24,303
India	1,933	90	315	153	69	412	27	586	3,585
	1,568	61	229	33	53	294	16	645	2,899
Rest of the world	5,813	896	2,795	1,135	358	58	114	1,700	12,869
	5,083	797	2,715	1,090	306	50	113	1,476	11,630
Total	38,902	17,734	15,182	14,484	13,336	10,036	8,517	3,450	121,641
	32,583	14,745	12,628	12,539	9,447	8,560	6,870	3,100	100,472
Revenue by offerings
Digital	20,391	10,857	9,310	8,412	8,240	5,817	4,925	1,452	69,404
	15,547	7,695	6,478	6,077	4,567	4,160	3,020	1,143	48,687
Core	18,511	6,877	5,872	6,072	5,096	4,219	3,592	1,998	52,237
	17,036	7,050	6,150	6,462	4,880	4,400	3,850	1,957	51,785
Total	38,902	17,734	15,182	14,484	13,336	10,036	8,517	3,450	121,641
	32,583	14,745	12,628	12,539	9,447	8,560	6,870	3,100	100,472

(1)	Financial Services include enterprises in Financial Services and Insurance

(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3)	Communication includes enterprises in Communication, Telecom OEM and Media

(4)	Life Sciences includes enterprises in Life sciences and Health care

(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

*	Geographical revenues is based on the domicile of customer

Digital Services

Digital Services comprise of service and solution offerings of the Group that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and big data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

Core Services

Core Services comprise traditional offerings of the Group that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products & platforms

The Group also derives revenues from the sale of products and platforms including Finacle – core banking solution, Edge Suite of products, Infosys Nia - Artificial Intelligence (AI) platform which applies next-generation AI and machine learning, Panaya platform, Skava platform, Stater digital platform and Infosys McCamish- insurance platform.

Trade Receivables and Contract Balances

The timing of revenue recognition, billings and cash collections results in receivables, unbilled revenue, and unearned revenue on the Group’s Consolidated Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Group’s receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time and material contracts and fixed price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed price contracts is based on milestones as defined in the contract and therefore the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore unbilled revenues for other fixed price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivables and unbilled revenues are presented net of impairment in the consolidated Balance Sheet.

2.17 OTHER INCOME, NET

Accounting policy

Other income is comprised primarily of interest income, dividend income, gain/loss on investment and exchange gain/loss on forward and options contracts and on translation of foreign currency assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

Foreign currency

Accounting policy

Functional currency

The functional currency of Infosys, Infosys BPM, controlled trusts, EdgeVerve and Skava is the Indian rupee. The functional currencies for foreign subsidiaries are their respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the Consolidated Statement of Profit and Loss and reported within exchange gains/ (losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. The related revenue and expense are recognized using the same exchange rate.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the presentation currency is performed for assets and liabilities using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in full, the relevant amount is transferred to net profit in the Consolidated Statement of Profit and Loss. However when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Other Comprehensive Income, net of taxes includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the Balance Sheet date.

Government grant

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in net profit in the Consolidated Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the interim condensed consolidated Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

Other income for the three months and year ended March 31, 2022 and March 31, 2021 is as follows:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2022	2021	2022	2021
Interest income on financial assets carried at amortized cost:
Tax free bonds and Government bonds	37	37	152	143
Deposit with Bank and others	190	252	851	1,052
Interest income on financial assets carried at fair value through other comprehensive income:
Non-convertible debentures, certificates of deposit, and government securities	189	128	642	409
Income on investments carried at fair value through profit or loss:
Dividend income on liquid mutual funds	–	–	–	11
Gain / (loss) on liquid mutual funds and other investments	77	7	177	74
Income on investments carried at fair value through other comprehensive income	–	2	1	82
Interest income on income tax refund	–	2	–	4
Exchange gains / (losses) on foreign currency forward and options contracts	(86)	90	88	556
Exchange gains / (losses) on translation of foreign currency assets and liabilities	199	(10)	186	(346)
Miscellaneous income, net	31	37	198	216
Total other income	637	545	2,295	2,201

2.18 EXPENSES

Accounting policy

Gratuity and Pensions

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees majorly of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group. The Company contributes Gratuity liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Group operates defined benefit pension plan in certain overseas jurisdictions, in accordance with the local laws. These plans are managed by third party fund managers. The plans provide for periodic payouts after retirement and/or for a lumpsum payment as set out in rules of each fund and includes death and disability benefits.

Liabilities with regard to these defined benefit plans are determined by actuarial valuation, performed by an external actuary, at each Balance Sheet date using the projected unit credit method. These defined benefit plans expose the Group to actuarial risks, such as longevity risk, currency risk, interest rate risk and market risk.

The Group recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability / (asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in net profit in the Consolidated Statement of Profit and Loss.

Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government of India. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The Companies have no further obligation to the plan beyond its monthly contributions.

Superannuation

Certain employees of Infosys, Infosys BPM and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

The Code on Social Security, 2020 (‘Code’), relating to employee benefits during employment and post-employment benefits received Presidential assent in September 2020. The Code has been published in the Gazette of India. However, the date on which the Code will come into effect has not been notified. The Company will assess the impact of the Code when it comes into effect and will record any related impact in the period the Code becomes effective.

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2022	2021	2022	2021
Employee benefit expenses
Salaries including bonus	15,990	14,052	61,522	53,616
Contribution to provident and other funds	457	238	1,617	1,337
Share based payments to employees (Refer to Note 2.11)	113	76	415	333
Staff welfare	98	74	432	255
	16,658	14,440	63,986	55,541
Cost of software packages and others
For own use	407	320	1,417	1,221
Third party items bought for service delivery to clients	1,861	752	5,394	3,002
	2,268	1,072	6,811	4,223
Other expenses
Repairs and maintenance	268	325	1,066	1,300
Power and fuel	32	31	132	143
Brand and marketing	190	103	553	355
Short-term leases	15	22	61	82
Rates and taxes	85	74	265	256
Consumables	40	31	146	111
Insurance	44	33	164	134
Provision for post-sales client support and others	3	3	78	39
Commission to non-whole time directors	4	1	11	6
Impairment loss recognized / (reversed) under expected credit loss model	29	7	170	190
Contributions towards Corporate Social responsibility*	78	103	426	439
Others	128	108	352	231
	916	841	3,424	3,286

*	Figures for the year ended March 31, 2021 includes 37 crore which the Company intends to spend in the future relating to and in addition to the amounts spent in the prior years

Consequent to the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021 (“the Rules”), the Company was required to transfer its CSR capital assets created prior to January 2021. Towards this the Company had incorporated a controlled subsidiary ‘Infosys Green Forum’ under Section 8 of the Companies Act, 2013. During the year ended March 31, 2022 the Company has completed the transfer of assets upon obtaining the required approvals from regulatory authorities, as applicable.

2.19 Leases

Accounting Policy

The Group as a lessee

The Group’s lease asset classes primarily consist of leases for land, buildings and computers. The group assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the group assesses whether: (1) the contract involves the use of an identified asset (2) the group has substantially all of the economic benefits from use of the asset through the period of the lease and (3) the group has the right to direct the use of the asset.

At the date of commencement of the lease, the Group recognizes a right-of-use asset (“ROU”) and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

As a lessee, the Group determines the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Group makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Infosys’s operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances.

Certain lease arrangements includes the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset. Right of use assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases. Lease liabilities are remeasured with a corresponding adjustment to the related right of use asset if the Group changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Group as a lessor

Leases for which the Group is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

Following are the changes in the carrying value of right of use assets for the three months ended March 31, 2022:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of January 1, 2022	629	3,742	15	347	4,733
Additions*	–	165	3	170	338
Deletions	–	(36)	–	(12)	(48)
Depreciation	(1)	(171)	(2)	(41)	(215)
Translation difference	–	11	–	4	15
Balance as of March 31, 2022	628	3,711	16	468	4,823

* Net of adjustments on account of modification

Following are the changes in the carrying value of right of use assets for the three months ended March 31, 2021:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of January 1, 2021	632	3,750	19	110	4,511
Additions	–	433	2	58	493
Deletions	–	(7)	–	–	(7)
Depreciation	(2)	(149)	(2)	(12)	(165)
Translation difference	–	(43)	–	5	(38)
Balance as of March 31, 2021	630	3,984	19	161	4,794

*	Net of adjustments on account of modification

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2022:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of April 1, 2021	630	3,984	19	161	4,794
Additions*	–	467	6	459	932
Deletions	–	(106)	–	(47)	(153)
Depreciation	(6)	(657)	(10)	(108)	(781)
Translation difference	4	23	1	3	31
Balance as of March 31, 2022	628	3,711	16	468	4,823

*	Net of adjustments on account of modification

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2021:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of April 1, 2020	626	3,485	15	42	4,168
Additions	7	1,234	13	140	1,394
Deletions	–	(147)	–	–	(147)
Depreciation	(7)	(591)	(11)	(26)	(635)
Translation difference	4	3	2	5	14
Balance as of March 31, 2021	630	3,984	19	161	4,794

*	Net of adjustments on account of modification

The aggregate depreciation expense on ROU assets has been included under depreciation and amortization expense in the Consolidated Statement of Profit and Loss.

The following is the break-up of current and non-current lease liabilities:

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Current lease liabilities	872	738
Non-current lease liabilities	4,602	4,587
Total	5,474	5,325

2.20 BASIC AND DILUTED SHARES USED IN COMPUTING EARNINGS PER EQUITY SHARE

Accounting policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Group by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Group by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

2.21 CONTINGENT LIABILITIES AND COMMITMENTS

Accounting policy

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Contingent liabilities :
Claims against the Group, not acknowledged as debts(1)	4,641	4,061
[Amount paid to statutory authorities 6,006 crore (6,105 crore)]
Commitments :
Estimated amount of contracts remaining to be executed on capital contracts and not provided for (net of advances and deposits)(2)	1,245	733
Other commitments*	28	42

*	Uncalled capital pertaining to investments

(1)

As at March 31, 2022, claims against the Group not acknowledged as debts in respect of income tax matters amounted to 4,001 crore. As at March 31, 2021, claims against the Group not acknowledged as debts in respect of income tax matters amounted to 3,462 crore.

The claims against the Group primarily represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of multiple issues of disallowances such as disallowance of profits earned from STP Units and SEZ Units, disallowance of deductions in respect of employment of new employees under section 80JJAA, disallowance of expenditure towards software being held as capital in nature, payments made to Associated Enterprises held as liable for withholding of taxes. These matters are pending before various Appellate Authorities and the Management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

Amount paid to statutory authorities against the tax claims amounted to 5,996 crore and 6,095 crore as at March 31, 2022 and March 31, 2021, respectively.

(2)	Capital contracts primarily comprises of commitments for infrastructure facilities and computer equipments.

Legal Proceedings

The Group is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Group’s Management reasonably expects based on currently available information, that these legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Group’s results of operations or financial condition.

2.22 RELATED PARTY TRANSACTIONS

Refer to the Company's Annual Report for the year ended March 31, 2021 for the full names and other details of the Company's subsidiaries and controlled trusts.

Changes in Subsidiaries

During the year ended March 31, 2022, the following are the changes in the subsidiaries:

–	Simplus North America Inc., a wholly-owned subsidiary of Outbox Systems Inc., has been liquidated effective April 27, 2021.
–	Simplus Europe, Ltd., a wholly-owned subsidiary of Outbox Systems Inc., has been liquidated effective July 20, 2021.
–	Stater GmbH, a wholly-owned subsidiary of Stater N.V., was incorporated on August 4, 2021.
–	Infosys Green Forum, a wholly-owned subsidiary of Infosys Limited, was incorporated on August 31, 2021.
–	Infosys Consulting (Shanghai) Co., Ltd., a wholly-owned subsidiary of Infosys Consulting Holding AG, has been liquidated effective September 01, 2021.
–	Sqware Peg Digital Pty Ltd, a wholly-owned subsidiary of Simplus Australia Pty Ltd, has been liquidated effective September 02, 2021.
–	Beringer Commerce Inc. renamed as Blue Acorn iCi Inc.
–	Infosys Canada Public Services, Inc., a wholly-owned subsidiary of Infosys Public Services, Inc. has been liquidated effective November 23, 2021.
–	On December 14, 2021, Infosys Consulting Pte. Ltd., a wholly-owned subsidiary of Infosys Limited acquired 100% of voting interests in Global Enterprise International (Malaysia) Sdn. Bhd., renamed as Infosys (Malaysia) SDN. BHD.
–	Infosys Consulting s.r.o. v likvidaci (formerly Infosys Consulting s.r.o.), a wholly-owned subsidiary of Infosys Consulting Holding AG, has been liquidated effective December 16, 2021.
–	WongDoody Holding Company Inc. (WongDoody) merged into WongDoody, Inc effective December 31, 2021.
–	WDW Communications, Inc merged into WongDoody, Inc effective December 31, 2021.
–	SureSource LLC , Blue Acorn LLC and Simply Commerce LLC , merged into Beringer Commerce Holdings LLC effective January 1, 2022.
–	iCiDIGITAL LLC, merged into Beringer Capital Digital Group Inc effective January 1, 2022.
–	Beringer Capital Digital Group Inc, Mediotype LLC and Beringer Commerce Holdings LLC, merged into Blue Acorn iCi Inc effective January 1, 2022.
–	Infosys Business Solutions LLC, a wholly-owned subsidiary of Infosys Limited, was incorporated on February 20, 2022.
–	On March 17, 2022, Infosys Limited acquired non-controlling interest of 0.01% of the voting interests in Infosys BPM Limited.
–	On March 22, 2022, Infosys Consulting Pte. Ltd., a wholly-owned subsidiary of Infosys Limited acquired 100% of voting interests in Infosys Germany GmbH (formerly Kristall 247. GmbH (“Kristall”) )
–	Brilliant Basics Holdings Limited (Brilliant Basics), a wholly-owned subsidiary of Infosys Limited, is under liquidation.
–	Brilliant Basics Limited, a wholly-owned subsidiary of Brilliant Basics Holdings Limited (Brilliant Basics), is under liquidation.
–	Effective January 1, 2022, Infosys Foundation is a trust jointly controlled by KMPs .#

#	During the quarter ended March 31, 2022 the group contributed `2 crore towards CSR.

Change in key management personnel

The following are the changes in the key management personnel:

–	U.B. Pravin Rao (retired as a Chief Operating Officer and Whole-time director effective December 12, 2021).

Transaction with key management personnel:

The table below describes the compensation to key management personnel which comprise directors and executive officers:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2022	2021	2022	2021
Salaries and other employee benefits to whole-time directors and executive officers (1)(2)	29	37	134	144
Commission and other benefits to non-executive/independent directors	4	1	11	6
Total	33	38	145	150

(1)	For the three months ended March 31, 2022 and March 31, 2021 includes a charge of 14 crore and 20 crore, respectively, towards employee stock compensation expense. For the year ended March 31, 2022 and March 31, 2021 includes a charge of 65 crore and 76 crore, respectively, towards employee stock compensation expense. (Refer to Note 2.11)

(2)	Does not include post-employment benefit based on actuarial valuation as this is done for the Company as a whole.

2.23 SEGMENT REPORTING

Ind AS 108, Operating segments, establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. The Chief Operating Decision Maker (CODM) evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the accounting policies.

Business segments of the Group are primarily enterprises in Financial Services and Insurance, enterprises in Manufacturing, enterprises in Retail, Consumer Packaged Goods and Logistics, enterprises in the Energy, Utilities, Resources and Services, enterprises in Communication, Telecom OEM and Media, enterprises in Hi-Tech, enterprises in Life Sciences and Healthcare and all other segments. The Financial services reportable segments has been aggregated to include the Financial Services operating segment and Finacle operating segment because of the similarity of the economic characteristics. All other segments represent the operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated by Infosys Public services and revenue generated from customers located in India, Japan and China and other enterprises in Public services. Allocated expenses of segments include expenses incurred for rendering services from the Group's offshore software development centers and on-site expenses, which are categorized in relation to the associated efforts of the segment. Certain expenses such as depreciation and amortization, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Disclosure of revenue by geographic locations is given in note 2.16 Revenue from operations.

Business Segments

Three months ended March 31, 2022 and March 31, 2021:

(In crore)

Particulars	Financial Services (1)	Retail (2)	Communication (3)	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences (4)	All other segments (5)	Total
Revenue from operations	10,096	4,617	4,132	3,872	3,816	2,649	2,140	954	32,276
	8,677	3,902	3,156	3,233	2,533	2,124	1,796	890	26,311
Identifiable operating expenses	5,801	2,299	2,532	2,041	2,691	1,543	1,220	642	18,769
	4,891	1,823	1,812	1,685	1,309	1,225	942	485	14,172
Allocated expenses	1,717	802	716	720	699	434	337	236	5,661
	1,547	694	635	616	517	341	307	211	4,868
Segment operating income	2,578	1,516	884	1,111	426	672	583	76	7,846
	2,239	1,385	709	932	707	558	547	194	7,271
Unallocable expenses									890
									831
Other income, net (Refer to Note 2.17)									637
									545
Finance cost									50
									50
Profit before tax									7,543
									6,935
Income tax expense									1,848
									1,857
Net Profit									5,695
									5,078
Depreciation and amortization									890
									831
Non-cash expenses other than depreciation and amortization									–
									–

Year ended March 31, 2022 and March 31, 2021:

(In crore)

Particulars	Financial Services (1)	Retail (2)	Communication (3)	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences (4)	All other segments (5)	Total
Revenue from operations	38,902	17,734	15,182	14,484	13,336	10,036	8,517	3,450	121,641
	32,583	14,745	12,628	12,539	9,447	8,560	6,870	3,100	100,472
Identifiable operating expenses	22,119	8,632	9,179	7,673	8,457	5,952	4,840	2,357	69,209
	17,612	6,937	7,349	6,500	4,996	4,804	3,516	1,919	53,633
Allocated expenses	6,469	2,972	2,631	2,586	2,471	1,589	1,297	926	20,941
	6,025	2,691	2,484	2,487	1,888	1,302	1,198	875	18,950
Segment operating income	10,314	6,130	3,372	4,225	2,408	2,495	2,380	167	31,491
	8,946	5,117	2,795	3,552	2,563	2,454	2,156	306	27,889
Unallocable expenses									3,476
									3,267
Other income, net (Refer to Note 2.17)									2,295
									2,201
Finance cost									200
									195
Profit before tax									30,110
									26,628
Income tax expense									7,964
									7,205
Net Profit									22,146
									19,423
Depreciation and amortization expense									3,476
									3,267
Non-cash expenses other than depreciation and amortization									–
									–

(1)	Financial Services include enterprises in Financial Services and Insurance

(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3)	Communication includes enterprises in Communication, Telecom OEM and Media

(4)	Life Sciences includes enterprises in Life sciences and Health care

(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Significant clients

No client individually accounted for more than 10% of the revenues for the three months and year ended March 31, 2022 and March 31, 2021, respectively.

2.24 FUNCTION WISE CLASSIFICATION OF CONDENSED CONSOLIDATED STATEMENT OF PROFIT AND LOSS

(In crore)

Particulars	Note No.	Three months ended March 31,		Year ended March 31,
		2022	2021	2022	2021
Revenue from operations	2.16	32,276	26,311	121,641	100,472
Cost of Sales		22,272	17,164	81,998	65,413
Gross profit		10,004	9,147	39,643	35,059
Operating expenses
Selling and marketing expenses		1,347	1,200	5,156	4,627
General and administration expenses		1,701	1,507	6,472	5,810
Total operating expenses		3,048	2,707	11,628	10,437
Operating profit		6,956	6,440	28,015	24,622
Other income, net	2.17	637	545	2,295	2,201
Finance cost		50	50	200	195
Profit before tax		7,543	6,935	30,110	26,628
Tax expense:
Current tax	2.15	1,825	1,662	7,811	6,672
Deferred tax	2.15	23	195	153	533
Profit for the period		5,695	5,078	22,146	19,423
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net		(13)	(146)	(85)	134
Equity instruments through other comprehensive income, net		55	9	96	119
		42	(137)	11	253
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		(12)	26	(8)	25
Exchange differences on translation of foreign operations, net		137	(266)	228	130
Fair value changes on investments, net		(65)	(137)	(49)	(102)
		60	(377)	171	53

Total other comprehensive income / (loss), net of tax		102	(514)	182	306
Total comprehensive income for the period		5,797	4,564	22,328	19,729
Profit attributable to:
Owners of the Company		5,686	5,076	22,110	19,351
Non-controlling interests		9	2	36	72
		5,695	5,078	22,146	19,423
Total comprehensive income attributable to:
Owners of the Company		5,787	4,570	22,293	19,651
Non-controlling interests		10	(6)	35	78
		5,797	4,564	22,328	19,729

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	D. Sundaram Director

Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary

Bengaluru April 13, 2022

INDEPENDENT AUDITOR’S REPORT

TO THE MEMBERS OF INFOSYS LIMITED

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the accompanying consolidated financial statements of INFOSYS LIMITED (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as the “Group”) which comprise the Consolidated Balance Sheet as at March 31, 2022, and the Consolidated Statement of Profit and Loss (including Other Comprehensive Income), the Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows for the year then ended, and a summary of significant accounting policies and other explanatory information (hereinafter referred to as the “consolidated financial statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid consolidated financial statements, give the information required by the Companies Act, 2013 (the “Act”) in the manner so required and give a true and fair view in conformity with the Indian Accounting Standards prescribed under section 133 of the Act read with the Companies (Indian Accounting Standards) Rules, 2015, as amended (“Ind AS”) and other accounting principles generally accepted in India, of the consolidated state of affairs of the Group as at March 31, 2022 and their consolidated profit, their consolidated total comprehensive income, their consolidated changes in equity and their consolidated cash flows for the year ended on that date.

Basis for Opinion

We conducted our audit of the consolidated financial statements in accordance with the Standards on Auditing (“SA”s) specified under section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the consolidated financial statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our report.

Sr. No.	Key Audit Matter	Auditor’s Response
1	Revenue recognition	Principal Audit Procedures Performed

The Group’s contracts with customers include contracts with multiple products and services. The group derives revenues from IT services comprising software development and related services, maintenance, consulting and package implementation, licensing of software products and platforms across the Group’s core and digital offerings and business process management services. The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables involves significant judgement.

In certain integrated services arrangements, contracts with customers include subcontractor services or third-party vendor equipment or software. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it controls the products or service before it is transferred to the customer. The Group considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the products or service and therefore, is acting as a principal or an agent.

Fixed price maintenance revenue is recognized ratably either on (1) a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or (2) using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Group’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

As certain contracts with customers involve management’s judgment in (1) identifying distinct performance obligations, (2) determining whether the Group is acting as a principal or an agent and (3) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method, revenue recognition from these judgments were identified as a key audit matter and required a higher extent of audit effort.

Refer Notes 1.5 and 2.18 to the consolidated financial statements.

Our audit procedures related to the (1) identification of distinct performance obligations, (2) determination of whether the Group is acting as a principal or agent and (3) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method included the following, among others:

•         We tested the effectiveness of controls relating to the (a) identification of distinct performance obligations, (b) determination of whether the Group is acting as a principal or an agent and (c) determination of whether fixed price maintenance revenue for certain contracts is recognized on a straight-line basis or using the percentage of completion method.

•         We selected a sample of contracts with customers and performed the following procedures:

–      Obtained and read contract documents for each selection, including master service agreements, and other documents that were part of the agreement.

–      Identified significant terms and deliverables in the contract to assess management’s conclusions regarding the (i) identification of distinct performance obligations (ii) whether the Group is acting as a principal or an agent and (iii) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method

2	Revenue recognition - Fixed price contracts using the percentage of completion method	Principal Audit Procedures Performed

Fixed price maintenance revenue is recognized ratably either (1) on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or (2) using a percentage of completion method when the pattern of benefits from services rendered to the customer and the Group’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method.

Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

We identified the estimate of total efforts or costs to complete fixed price contracts measured using the percentage of completion method as a key audit matter as the estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. This estimate has a high inherent uncertainty and requires consideration of progress of the contract, efforts or costs incurred to-date and estimates of efforts or costs required to complete the remaining contract performance obligations over the term of the contracts.

This required a high degree of auditor judgment in evaluating the audit evidence and a higher extent of audit effort to evaluate the reasonableness of the total estimated amount of revenue recognized on fixed-price contracts.

Refer Notes 1.5 and 2.18 to the consolidated financial statements.

Our audit procedures related to estimates of total expected costs or efforts to complete for fixed-price contracts included the following, among others:

•         We tested the effectiveness of controls relating to (1) recording of efforts or costs incurred and estimation of efforts or costs required to complete the remaining contract performance obligations and (2) access and application controls pertaining to time recording, allocation and budgeting systems which prevents unauthorised changes to recording of efforts incurred.

•         We selected a sample of fixed price contracts with customers measured the using percentage-of-completion method and performed the following:

–      Evaluated management’s ability to reasonably estimate the progress towards satisfying the performance obligation by comparing actual efforts or costs incurred to prior year estimates of efforts or costs budgeted for performance obligations that have been fulfilled.

–      Compared efforts or costs incurred with Group’s estimate of efforts or costs incurred to date to identify significant variations and evaluate whether those variations have been considered appropriately in estimating the remaining costs or efforts to complete the contract.

–      Tested the estimate for consistency with the status of delivery of milestones and customer acceptances and sign off from customers to identify possible delays in achieving milestones, which require changes in estimated costs or efforts to complete the remaining performance obligations.

Information Other than the Financial Statements and Auditor’s Report Thereon

The Company’s Board of Directors is responsible for the preparation of the other information. The other information comprises the information included in the Management Discussion and Analysis, Board’s Report including Annexures to Board’s Report, Business Responsibility Report, Corporate Governance and Shareholder’s Information, but does not include the consolidated financial statements, standalone financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained during the course of our audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Management’s Responsibilities for the Consolidated Financial Statements

The Company’s Board of Directors is responsible for the matters stated in section 134(5) of the Act with respect to the preparation and presentation of these consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance including other comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with the Ind AS and other accounting principles generally accepted in India. The respective Boards of Directors of the companies included in the Group are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated financial statements by the Directors of the Company, as aforesaid.

In preparing the consolidated financial statements, the respective Boards of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Boards of Directors either intend to liquidate their respective entities or to cease operations, or have no realistic alternative but to do so.

The respective Boards of Directors of the companies included in the Group are also responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal financial control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Company and its subsidiary companies which are companies incorporated in India, has adequate internal financial controls system in place and the operating effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group to express an opinion on the consolidated financial statements.

Materiality is the magnitude of misstatements in the consolidated financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the consolidated financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the consolidated financial statements.

We communicate with those charged with governance of the Company and such other entities included in the consolidated financial statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on Other Legal and Regulatory Requirements

1.	As required by Section 143(3) of the Act, based on our audit we report that:

a)	We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit of the aforesaid consolidated financial statements.

b)	In our opinion, proper books of account as required by law relating to preparation of the aforesaid consolidated financial statements have been kept so far as it appears from our examination of those books.

c)	The Consolidated Balance Sheet, the Consolidated Statement of Profit and Loss including Other Comprehensive Income, Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows dealt with by this Report are in agreement with the relevant books of account maintained for the purpose of preparation of the consolidated financial statements.

d)	In our opinion, the aforesaid consolidated financial statements comply with the Ind AS specified under section 133 of the Act.

e)	On the basis of the written representations received from the directors of the Company as on March 31, 2022 taken on record by the Board of Directors of the Company and the reports of the statutory auditors of its subsidiary companies incorporated in India, none of the directors of the Group companies incorporated in India is disqualified as on March 31, 2022 from being appointed as a director in terms of Section 164 (2) of the Act.

f)	With respect to the adequacy of the internal financial controls over financial reporting and the operating effectiveness of such controls, refer to our separate Report in “Annexure A” which is based on the auditors’ reports of the Company and its subsidiary companies incorporated in India. Our report expresses an unmodified opinion on the adequacy and operating effectiveness of internal financial controls over financial reporting of those companies.

g)	With respect to the other matters to be included in the Auditor’s Report in accordance with the requirements of section 197(16) of the Act, as amended:

In our opinion and to the best of our information and according to the explanations given to us, the remuneration paid by the Company to its directors during the year is in accordance with the provisions of section 197 of the Act.

h)	With respect to the other matters to be included in the Auditor’s Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended in our opinion and to the best of our information and according to the explanations given to us:

i)	The consolidated financial statements disclose the impact of pending litigations on the consolidated financial position of the Group.

ii)	Provision has been made in the consolidated financial statements, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts;

iii)	There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company and its subsidiary companies incorporated in India.

iv)

a.	The respective Managements of the Company and its subsidiaries which are companies incorporated in India, whose financial statements have been audited under the Act, have represented to us that, to the best of their knowledge and belief, no funds (which are material either individually or in the aggregate) have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Company or any of such subsidiaries to or in any other person or entity, including foreign entity (“Intermediaries”), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall, directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Company or any of such subsidiaries (“Ultimate Beneficiaries”) or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

b.	The respective Managements of the Company and its subsidiaries which are companies incorporated in India, whose financial statements have been audited under the Act, have represented to us that, to the best of their knowledge and belief, no funds (which are material either individually or in the aggregate) have been received by the Company or any of such subsidiaries from any person or entity, including foreign entity (“Funding Parties”), with the understanding, whether recorded in writing or otherwise, that the Company or any of such subsidiaries shall, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party (“Ultimate Beneficiaries”) or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries

c.	Based on the audit procedures that have been considered reasonable and appropriate in the circumstances performed by us on the Company and its subsidiaries which are companies incorporated in India whose financial statements have been audited under the Act, nothing has come to our notice that has caused us to believe that the representations under sub-clause (i) and (ii) of Rule 11(e), as provided under (a) and (b) above, contain any material misstatement.

v)	As stated in Note 2.12.3 to the consolidated financial statements

a.	The final dividend proposed in the previous year, declared and paid by the Company during the year is in accordance with Section 123 of the Act, as applicable.

b.	The interim dividend declared and paid by the Company during the year and until the date of this report is in compliance with Section 123 of the Act.

c.	The Board of Directors of the Company have proposed final dividend for the year which is subject to the approval of the members at the ensuing Annual General Meeting. The amount of dividend proposed is in accordance with section 123 of the Act, as applicable.

2.	With respect to the matters specified in paragraphs 3(xxi) and 4 of the Companies (Auditor’s Report) Order, 2020 (the “Order”/ “CARO”) issued by the Central Government in terms of Section 143(11) of the Act, to be included in the Auditor’s report, according to the information and explanations given to us, and based on the CARO reports issued by us for the Company and its subsidiaries included in the consolidated financial statements of the Company, to which reporting under CARO is applicable, we report that there are no qualifications or adverse remarks in these CARO reports.

Place: Bengaluru Date: April 13, 2022	For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm’s Registration No. 117366W/W-100018) Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN: 22039826AGZRHG8850

ANNEXURE “A” TO THE INDEPENDENT AUDITOR’S REPORT

(Referred to in paragraph 1(f) under ‘Report on Other Legal and Regulatory Requirements’ section of our report to the Members of Infosys Limited of even date)

Report on the Internal Financial Controls Over Financial Reporting under Clause (i) of sub-section 3 of Section 143 of the Companies Act, 2013 (the “Act”)

In conjunction with our audit of the consolidated financial statements of the Company as of and for the year ended March 31, 2022, we have audited the internal financial controls over financial reporting of Infosys Limited (hereinafter referred to as the “Company”) and its subsidiary companies, which are companies incorporated in India, as of that date.

Management’s Responsibility for Internal Financial Controls

The respective Boards of Directors of the Company and its subsidiary companies, which are companies incorporated in India, are responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the respective Companies considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India (the “ICAI”). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the respective company’s policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act.

Auditor’s Responsibility

Our responsibility is to express an opinion on the internal financial controls over financial reporting of the Company and its subsidiary companies, which are companies incorporated in India, based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the “Guidance Note”) issued by the Institute of Chartered Accountants of India (“ICAI”) and the Standards on Auditing, prescribed under Section 143(10) of the Companies Act, 2013, to the extent applicable to an audit of internal financial controls. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls over financial reporting was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls system over financial reporting and their operating effectiveness. Our audit of internal financial controls over financial reporting included obtaining an understanding of internal financial controls over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the internal financial controls system over financial reporting of the Company and its subsidiary companies, which are companies incorporated in India.

Meaning of Internal Financial Controls over Financial Reporting

A company's internal financial control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal financial control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent Limitations of Internal Financial Controls over Financial Reporting

Because of the inherent limitations of internal financial controls over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls over financial reporting to future periods are subject to the risk that the internal financial control over financial reporting may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the Company and its subsidiary companies, which are companies incorporated in India, have, in all material respects, an adequate internal financial controls system over financial reporting and such internal financial controls over financial reporting were operating effectively as at March 31, 2022, based on the criteria for internal financial control over financial reporting established by the respective companies considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the ICAI.

Place: Bengaluru Date: April 13, 2022	For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm’s Registration No. 117366W/W-100018) Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN: 22039826AGZRHG8850

INFOSYS LIMITED AND SUBSIDIARIES

Consolidated Financial Statements under Indian Accounting Standards (Ind AS) for the year ended March 31, 2022

Index
Consolidated Balance Sheet
Consolidated Statement of Profit and Loss
Consolidated Statement of Changes in Equity
Consolidated Statement of Cash Flows
Overview and notes to the consolidated financial statements
1. Overview
1.1 Company overview
1.2 Basis of preparation of financial statements
1.3 Basis of consolidation
1.4 Use of estimates and judgements
1.5 Critical accounting estimates and judgments
1.6 Recent accounting pronouncements

2. Notes to the consolidated financial statements
2.1 Business Combinations
2.2 Property, plant and equipment
2.3 Capital work-in-progress
2.4 Goodwill and other intangible assets
2.5 Investments
2.6 Loans
2.7 Other financial assets
2.8 Trade receivables
2.9 Cash and cash equivalents
2.10 Other assets
2.11 Financial instruments
2.12 Equity
2.13 Other financial liabilities
2.14 Trade Payables
2.15 Other liabilities
2.16 Provisions
2.17 Income taxes
2.18 Revenue from operations
2.19 Other income, net
2.20 Expenses
2.21 Leases
2.22 Employee benefits
2.23 Reconciliation of basic and diluted shares used in computing earnings per share
2.24 Contingent liabilities and commitments
2.25 Related party transactions
2.26 Segment reporting
2.27 Function wise classification of Consolidated Statement of Profit and Loss

INFOSYS LIMITED AND SUBSIDIARIES

(In crore)

Consolidated Balance Sheet as at	Note No.	March 31, 2022	March 31, 2021
ASSETS
Non-current assets
Property, plant and equipment	2.2	13,075	12,560
Right-of-use assets	2.21	4,823	4,794
Capital work-in-progress	2.3	416	922
Goodwill	2.4.1 and 2.1	6,195	6,079
Other intangible assets	2.4.2	1,707	2,072
Financial assets:
Investments	2.5	13,651	11,863
Loans	2.6	34	32
Other financial assets	2.7	1,460	1,141
Deferred tax assets (net)	2.17	1,212	1,098
Income tax assets (net)	2.17	6,098	5,811
Other non-current assets	2.10	2,029	1,281
Total non-current assets		50,700	47,653
Current assets
Financial assets:
Investments	2.5	6,673	2,342
Trade receivables	2.8	22,698	19,294
Cash and cash equivalents	2.9	17,472	24,714
Loans	2.6	248	159
Other financial assets	2.7	8,727	6,410
Income tax assets (net)	2.17	54	–
Other Current assets	2.10'	11,313	7,814
Total current assets		67,185	60,733
Total assets		117,885	108,386

EQUITY AND LIABILITIES
Equity
Equity share capital	2.12	2,098	2,124
Other equity		73,252	74,227
Total equity attributable to equity holders of the Company		75,350	76,351
Non-controlling interests		386	431
Total equity		75,736	76,782

Liabilities
Non-current liabilities
Financial Liabilities
Lease liabilities	2.21	4,602	4,587
Other financial liabilities	2.13	2,337	1,514
Deferred tax liabilities (net)	2.17	1,156	875
Other non-current liabilities	2.16	451	763
Total non-current liabilities		8,546	7,739
Current liabilities
Financial Liabilities
Lease liabilities	2.21	872	738
Trade payables	2.14	4,134	2,645
Other financial liabilities	2.13	15,837	11,390
Other current liabilities	2.15	9,178	6,233
Provisions	2.16	975	713
Income tax liabilities (net)	2.17	2,607	2,146
Total current liabilities		33,603	23,865
Total equity and liabilities		117,885	108,386

The accompanying notes form an integral part of the Consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants Firm’s Registration No: 117366W/ W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	D. Sundaram Director

Bengaluru April 13, 2022	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary

INFOSYS LIMITED AND SUBSIDIARIES

(in crore, except equity share and per equity share data)

Consolidated Statement of Profit and Loss	Note No.	Year ended March 31,
		2022	2021
Revenue from operations	2.18	121,641	100,472
Other income, net	2.19	2,295	2,201
Total income		123,936	102,673

Expenses
Employee benefit expenses	2.22	63,986	55,541
Cost of technical sub-contractors		12,606	7,084
Travel expenses		827	554
Cost of software packages and others	2.20	6,811	4,223
Communication expenses		611	634
Consultancy and professional charges		1,885	1,261
Depreciation and amortization expenses	2.2, 2.4.2 and 2.21	3,476	3,267
Finance cost		200	195
Other expenses	2.20	3,424	3,286
Total expenses		93,826	76,045
Profit before tax		30,110	26,628
Tax expense:
Current tax	2.17	7,811	6,672
Deferred tax	2.17	153	533
Profit for the period		22,146	19,423

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset. net	2.22	(85)	134
Equity instruments through other comprehensive income, net	2.5	96	119
		11	253
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net	2.11	(8)	25
Exchange differences on translation of foreign operations		228	130
Fair value changes on investments, net	2.5	(49)	(102)
		171	53
Total other comprehensive income /(loss), net of tax		182	306

Total comprehensive income for the period		22,328	19,729
Profit attributable to:
Owners of the Company		22,110	19,351
Non-controlling interests		36	72
		22,146	19,423
Total comprehensive income attributable to:
Owners of the Company		22,293	19,651
Non-controlling interests		35	78
		22,328	19,729
Earnings per Equity share
Equity shares of par value 5/- each
Basic ()		52.52	45.61
Diluted ()		52.41	45.52
Weighted average equity shares used in computing earnings per equity share	2.23
Basic		420,95,46,724	424,24,16,665
Diluted		421,85,25,134	425,07,32,467

The accompanying notes form an integral part of the Consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants Firm’s Registration No: 117366W/ W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	D. Sundaram Director

Bengaluru April 13, 2022	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary

INFOSYS LIMITED AND SUBSIDIARIES

Consolidated Statement of Changes in Equity

(In crore )

		OTHER EQUITY
		RESERVES & SURPLUS								Other comprehensive income
Particulars	Equity Share capital (1)	Capital reserve	Capital redemption reserve	Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (2)	Other reserves(3)	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of Cash Flow Hedges	Other items of other comprehensive income / (loss)	Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
Balance as at April 1, 2020	2,122	54	111	282	56,309	1,158	297	4,070	6	39	1207	(15)	(190)	65,450	394	65,844
Changes in equity for the year ended March 31, 2021
Profit for the period	–	–	–	–	19,351	–	–	–	–	–	–	–	–	19,351	72	19,423
Remeasurement of the net defined benefit liability/asset net* (Refer to Note 2.22)	–	–	–	–	–	–	–	–	–	–	–	–	134	134	–	134
Equity instruments through other comprehensive income net* (Refer to Notes 2.5 and 2.17)	–	–	–	–	–	–	–	–	–	119	–	–	–	119	–	119
Fair value changes on derivatives designated as cash flow hedge net* (Refer to Note 2.11)	–	–	–	–	–	–	–	–	–	–	–	25	–	25	–	25
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	124	–	–	124	6	130
Fair value changes on investments* (Refer to Notes 2.5 and 2.17)	–	–	–	–	–	–	–	–	–	–	–	–	(102)	(102)	–	(102)
Total Comprehensive income for the period	–	–	–	–	19,351	–	–	–	–	119	124	25	32	19,651	78	19,729
Shares issued on exercise of employee stock options (Refer to Note 2.12)	2	–	–	13	–	–	–	–	–	–	–	–	–	15	–	15
Employee stock compensation expense (Refer to Note 2.12)	–	–	–	–	–	–	253	–	–	–	–	–	–	253	–	253
Transfer on account of exercise of stock options (Refer to Note 2.12)	–	–	–	260	–	–	(260)	–	–	–	–	–	–	–	–	–
Transfer on account of options not exercise	–	–	–	–	–	3	(3)	–	–	–	–	–	–	–	–	–
Effect of modification of share based payment awards(Refer to Note 2.12)	–	–	–	–	–	–	85	–	–	–	–	–	–	85	–	85
Income tax benefit arising on exercise of stock options	–	–	–	45	–	–	–	–	–	–	–	–	–	45	–	45
Dividends paid to non controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(20)	(20)
Payment towards acquisition of minority interest	–	–	–	–	(28)	–	–	–	–	–	–	–	–	(28)	(21)	(49)
Transfer on account of options not exercised	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Dividends	–	–	–	–	(9,120)	–	–	–	–	–	–	–	–	(9,120)	–	(9,120)
Transfer to general reserve	–	–	–	–	(1,554)	1,554	–	–	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	–	–	(3,354)	–	–	3,354	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	–	–	1,039	–	–	(1,039)	–	–	–	–	–	–	–	–
Balance as at March 31, 2021	2,124	54	111	600	62,643	2,715	372	6,385	6	158	1,331	10	(158)	76,351	431	76,782

Consolidated Statement of Changes in Equity (contd.)

(In crore)

		OTHER EQUITY
		RESERVES & SURPLUS								Other comprehensive income
Particulars	Equity Share capital (1)	Capital reserve	Capital redemption reserve	Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (2)	Other reserves(3)	Equity instruments through Other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of Cash Flow Hedges	Other items of other comprehensive income / (loss)	Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
Balance as at April 1, 2021	2,124	54	111	600	62,643	2,715	372	6,385	6	158	1331	10	(158)	76,351	431	76,782
Changes in equity for the year ended March 31, 2022
Profit for the period	–	–	–	–	22,110	–	–	–	–	–	–	–	–	22,110	36	22,146
Remeasurement of the net defined benefit liability/asset* (Refer to Note 2.22)	–	–	–	–	–	–	–	–	–	–	–	–	(85)	(85)	–	(85)
Equity instruments through other comprehensive income* (Refer to Notes 2.5 and 2.17)	–	–	–	–	–	–	–	–	–	96	–	–	–	96	–	96
Fair value changes on derivatives designated as cash flow hedge* (Refer to Note 2.11)	–	–	–	–	–	–	–	–	–	–	–	(8)	–	(8)	–	(8)
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	229			229	(1)	228
Fair value changes on investments* (Refer to Notes 2.5 and 2.17)	–	–	–	–	–	–	–	–	–	–	–	–	(49)	(49)	–	(49)
Total Comprehensive income for the period	–	–	–	–	22,110	–	–	–	–	96	229	(8)	(134)	22,293	35	22,328
Shares issued on exercise of employee stock options (Refer to note 2.12)	2	–	–	19	–	–	–	–	–	–	–	–	–	21	–	21
Employee stock compensation expense (Refer to Note 2.12)	–	–	–	–	–	–	393	–	–	–	–	–	–	393	–	393
Buyback of equity shares (Refer to Note 2.12)**	(28)	–	–	(640)	(8,822)	(1,603)	–	–	–	–	–	–	–	(11,093)	–	(11,093)
Transaction costs relating to buyback*						(24)								(24)		(24)
Amount transferred to capital redemption reserve upon buyback	–	–	28	–	–	(28)	–	–	–	–	–	–	–	–	–	–
Transfer on account of options not exercised (Refer to Note 2.12)	–	–	–	–	–	1	(1)	–	–	–	–	–	–	–	–	–
Transfer on account of exercise of stock options	–	–	–	218	–	–	(218)	–	–	–	–	–	–	–	–	–
Income tax benefit arising on exercise of stock options	–	–	–	3			60	–	–	–	–	–	–	63	–	63
Changes in the controlling stake of the subsidiary	–	–	–	–	1	–	–	–	–	–	–	–	–	1	(1)	–
Dividends paid to non controlling interest of subsidiary	–	–	–	–										–	(79)	(79)
Dividends	–	–	–	–	(12,655)	–	–	–	–	–	–	–	–	(12,655)	–	(12,655)
Transfer to general reserve	–	–	–	–	(10)	–	–	–	10	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	–	–	(3,054)	–	–	3,054	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	–	–	1,100	–	–	(1,100)	–	–	–	–	–	–	–	–
Balance as at March 31, 2022	2,098	54	139	200	61,313	1,061	606	8,339	16	254	1,560	2	(292)	75,350	386	75,736

*	Net of tax

**	Including tax on buyback of 1,893 crore

(1)	Net of treasury shares 1,37,25,712

(2)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Group for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.

(3)	Under the Swiss Code of Obligation, few subsidiaries of Infosys Lodestone are required to appropriate a certain percentage of the annual profit to legal reserve which may be used only to cover losses or for measures designed to sustain the Company through difficult times, to prevent unemployment or to mitigate its consequences.

The accompanying notes form an integral part of the Consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants Firm’s Registration No: 117366W/ W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	D. Sundaram Director

Bengaluru April 13, 2022	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary

INFOSYS LIMITED AND SUBSIDIARIES

Consolidated Statement of Cash Flows

Accounting policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated. The Group considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In crore)

Particulars	Note No.	Year ended March 31,
		2022	2021
Cash flow from operating activities
Profit for the period		22,146	19,423
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	2.17	7,964	7,205
Depreciation and amortization	2.2, 2.4.2 and 2.21	3,476	3,267
Interest and dividend income	2.19	(1,645)	(1,615)
Finance cost		200	195
Impairment loss recognized / (reversed) under expected credit loss model		170	190
Exchange differences on translation of assets and liabilities, net		119	(62)
Stock compensation expense	2.12	415	333
Other adjustments		76	(91)
Changes in assets and liabilities
Trade receivables and unbilled revenue		(7,937)	(1,835)
Loans, other financial assets and other assets		(1,914)	(534)
Trade payables		1,489	(245)
Other financial liabilities, other liabilities and provisions		6,938	3,382
Cash generated from operations		31,497	29,613
Income taxes paid		(7,612)	(6,389)
Net cash generated by operating activities		23,885	23,224
Cash flows from investing activities
Expenditure on property, plant and equipment and intangibles		(2,161)	(2,107)
Deposits placed with corporation		(906)	(725)
Redemption of deposits placed with Corporation		753	518
Interest and dividend received		1,898	1,418
Payment towards acquisition of business, net of cash acquired		–	(1,221)
Payment of contingent consideration pertaining to acquisition of business		(53)	(158)
Escrow and other deposits pertaining to Buyback		(420)	–
Redemption of escrow and other deposits pertaining to Buyback		420	–
Other receipts		67	49
Other payments		(22)	(45)
Payments to acquire Investments
Tax free bonds and government bonds		–	(318)
Liquid mutual funds and fixed maturity plan securities		(54,064)	(35,196)
Non convertible debentures		(1,609)	(3,689)
Certificates of deposit		(4,184)	–
Government securities		(4,254)	(7,510)
Others		(24)	(25)
Proceeds on sale of Investments
Tax free bonds and government bonds		20	–
Non-convertible debentures		2,201	1,251
Government securities		1,457	2,704
Certificates of deposit		787	1,149
Liquid mutual funds and fixed maturity plan securities		53,669	36,353
Preference and equity securities		–	73
Others		9	23
Net cash (used in) / from investing activities		(6,416)	(7,456)
Cash flows from financing activities:
Payment of lease liabilities		(915)	(698)
Payment of dividends		(12,652)	(9,117)
Payment of dividend to non-controlling interest of subsidiary		(79)	(20)
Shares issued on exercise of employee stock options		21	15
Payment towards purchase of non-controlling interest		(2)	(49)
Other receipts		236	83
Other payments		(126)	–
Buyback of equity shares including transaction cost and tax on buyback		(11,125)	–
Net cash used in financing activities		(24,642)	(9,786)
Net increase / (decrease) in cash and cash equivalents		(7,173)	5,982
Cash and cash equivalents at the beginning of the period	2.9	24,714	18,649
Effect of exchange rate changes on cash and cash equivalents		(69)	83
Cash and cash equivalents at the end of the period	2.9	17,472	24,714
Supplementary information:
Restricted cash balance	2.9	471	504

The accompanying notes form an integral part of the consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants Firm’s Registration No: 117366W/ W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	D. Sundaram Director

Bengaluru April 13, 2022	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary

INFOSYS LIMITED AND SUBSIDIARIES

Notes to the Consolidated financial statements

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or Infosys) provides consulting, technology, outsourcing and next-generation digital services, to enable clients to execute strategies for their digital transformation. Infosys strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

Infosys together with its subsidiaries and controlled trusts is hereinafter referred to as 'the Group'.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronics city, Hosur Road, Bengaluru 560100, Karnataka, India. The Company has its primary listings on the BSE Limited and National Stock Exchange of India Limited. The Company’s American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The Group's Consolidated financial statements are approved for issue by the Company's Board of Directors on April 13, 2022

1.2 Basis of preparation of financial statements

These Consolidated financial statements are prepared in accordance with Indian Accounting Standards (Ind AS), under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act, 2013 (“the Act”) (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued thereafter.

Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

As the year-end figures are taken from the source and rounded to the nearest digits, the figures reported for the previous quarters might not always add up to the year-end figures reported in this statement.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The Consolidated financial statements comprise the financial statements of the Company, its controlled trusts and its subsidiaries, as disclosed in Note 2.25. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group Companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company, are excluded.

1.4 Use of estimates and judgements

The preparation of the financial statements in conformity with Ind AS requires the Management to make estimates, judgements and assumptions. These estimates, judgements and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgements and the use of assumptions in these financial statements have been disclosed in Note no. 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the Consolidated financial statements.

Estimation of uncertainties relating to the global health pandemic from COVID-19 (COVID-19):

The Group has considered the possible effects that may result from the pandemic relating to COVID-19 pandemic in the preparation of these Consolidated financial statements including the recoverability of carrying amounts of financial and non financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of the COVID-19 pandemic, the Group has, at the date of approval of these financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expects that the carrying amount of these assets will be recovered. The impact of COVID-19 pandemic on the Group's financial statements may differ from that estimated as at the date of approval of these Consolidated financial statements.

1.5 Critical accounting estimates and judgments

a. Revenue recognition

The Group’s contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgement.

Fixed price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed price maintenance contract is recognized ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Group’s costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of a method to recognize the maintenance revenues requires judgement and is based on the promises in the contract and nature of the deliverables.

The Group uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b. Income taxes

The Company's two major tax jurisdictions are India and the U.S., though the Company also files tax returns in other overseas jurisdictions.

Significant judgements are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions.

In assessing the realizability of deferred income tax assets, the Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the Management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. (Refer to Note 2.17 and 2.24)

c. Business combinations and intangible assets

Business combinations are accounted for using Ind AS 103, Business Combinations. Ind AS 103 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Estimates are required to be made in determining the value of contingent consideration, value of option arrangements and intangible assets. These valuations are conducted by external valuation experts. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by the Management. (Refer to Notes 2.1 and 2.4.2)

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by the Management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology (Refer to Note 2.2).

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGUs) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition and which represent the lowest level at which goodwill is monitored for internal management purposes.

The recoverable amount of CGUs is determined based on higher of value-in-use and fair value less cost to sell. Key assumptions in the cash flow projections are prepared based on current economic conditions and comprises estimated long term growth rates, weighted average cost of capital and estimated operating margins (Refer to Note 2.4.1).

1.6 Recent accounting pronouncements

Ministry of Corporate Affairs (“MCA”) notifies new standards or amendments to the existing standards under Companies (Indian Accounting Standards) Rules as issued from time to time. On March 23, 2022, MCA amended the Companies (Indian Accounting Standards) Amendment Rules, 2022, as below.

Ind AS 16 – Property Plant and equipment - The amendment clarifies that excess of net sale proceeds of items produced over the cost of testing, if any, shall not be recognised in the profit or loss but deducted from the directly attributable costs considered as part of cost of an item of property, plant, and equipment. The effective date for adoption of this amendment is annual periods beginning on or after April 1, 2022. The Group has evaluated the amendment and there is no impact on its consolidated financial statements.

Ind AS 37 – Provisions, Contingent Liabilities and Contingent Assets – The amendment specifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract (examples would be direct labour, materials) or an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract). The effective date for adoption of this amendment is annual periods beginning on or after April 1, 2022, although early adoption is permitted. The Group has evaluated the amendment and the impact is not expected to be material.

2.1 BUSINESS COMBINATIONS

Accounting policy

Business combinations have been accounted for using the acquisition method under the provisions of Ind AS 103, Business Combinations.

The purchase price in an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The purchase price also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Contingent consideration is remeasured at fair value at each reporting date and changes in the fair value of the contingent consideration are recognized in the Consolidated Statement of Profit and Loss.

The interest of non-controlling shareholders is initially measured either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity of subsidiaries.

Business combinations between entities under common control is accounted for at carrying value of the assets and liabilities in the Group's Consolidated financial statements.

The payments related to options issued by the Group over the non-controlling interests in its subsidiaries are accounted as financial liabilities and initially recognized at the estimated present value of gross obligations. Such options are subsequently measured at fair value in order to reflect the amount payable under the option at the date at which it becomes exercisable. In the event that the option expires unexercised, the liability is derecognised.

Transaction costs that the Group incurs in connection with a business combination such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

Proposed acquisition

On March 22, 2022, Infosys Consulting Pte. Ltd (a wholly owned subsidiary of Infosys Limited) entered into a definitive agreement to acquire oddity, a Germany-based digital marketing, experience, and commerce agency, for a total consideration of upto EUR 50 million (approximately 420 crore), which includes earn-out and bonuses. This acquisition is expected to strengthen the Group's creative, branding and experience design capabilities. To consummate this transaction, Infosys Consulting Pte. Ltd., has simultaneously acquired Infosys Germany GmBH (formerly Kristall 247. GmBH).

Acquisitions during the year ended March 31, 2021

During the year ended March 31, 2021 the Group, completed three business combinations to complement its digital offerings and end to end customer experience offerings to customers by acquiring 100% voting interests in

(i) Kaleidoscope Animations, Inc. a US based Product Design and Development services focused primarily on medical devices on October 9, 2020

(ii) GuideVision, s.r.o a ServiceNow Elite Partner in Europe on October 1, 2020 and

(iii) Beringer Commerce Inc. and Beringer Capital Digital Group Inc., collectively known as Blue Acorn iCi, an Adobe Platinum partner in the US, and a leader in digital customer experience, commerce and analytics on October 27, 2020

The purchase price is allocated to assets acquired and liabilities assumed based upon determination of fair values at the dates of acquisition as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net Assets(1)	137	–	137
Intangible Assets-
Vendor relationships	–	266	266
Customer contracts and relationships	–	179	179
Brand	–	57	57
Software	–	33	33
Deferred tax liabilities on intangible assets	–	(23)	(23)
Total	137	512	649
Goodwill			758
Total purchase price			1,407

(1)	Includes cash and cash equivalents acquired of 80 crore

The excess of the purchase consideration paid over the fair value of net assets acquired has been attributed to goodwill. Goodwill majorly includes the value expected from increase in revenues from various new streams of business, addition of new customers, and estimated synergies which does not qualify as an intangible asset.

Goodwill amounting to 520 crore is not tax deductible. Goodwill pertaining to these business combinations is allocated to all the operating segments as more fully described in Note 2.4.1

The purchase consideration of 1,407 crore includes cash of 1,307 crore and contingent consideration with an estimated fair value of 100 crore as on the date of acquisition.

At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the probabilities assigned towards achievement of financial targets and discount rates ranging from 12% to 13.5%. The undiscounted value of contingent consideration as of March 31, 2021 was 116 crore.

Additionally, these acquisitions have retention payouts payable to the employees of the acquiree over the next two to three years, subject to their continuous employment with the group along with achievement of financial targets for the respective years. Retention bonus is recognized in employee benefit expenses in the statement of Profit and Loss over the period of service

Fair value of trade receivables acquired, is 108 crore as of acquisition date and as of March 31, 2022 the amount has been substantially collected.

The transaction costs of 11 crore related to the acquisition have been included in the Consolidated Statement of Profit and Loss for the year ended March 31, 2021.

2.2 PROPERTY, PLANT AND EQUIPMENT

Accounting policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the Management. The charge in respect of periodic depreciation is derived at after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The Group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings (1)	22-25 years
Plant and machinery (1)(2)	5 years
Office equipment	5 years
Computer equipment (1)	3-5 years
Furniture and fixtures (1)	5 years
Vehicles(1)	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

(1)	Based on technical evaluation, the Management believes that the useful lives as given above best represent the period over which the Management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

(2)	Includes Solar plant with a useful life of 20 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. The useful lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the Consolidated Statement of Profit and Loss when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in the Consolidated Statement of Profit and Loss.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2022 are as follows:

(In crore)

Particulars	Land - Freehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2021	1,399	10,565	3,296	1,371	7,639	2,149	1,188	44	27,651
Additions	31	599	256	67	1,542	141	79	–	2,715
Deletions	–	(1)	(349)	(14)	(672)	(17)	(46)	–	(1,099)
Translation difference	–	61	7	3	18	6	14	–	109
Gross carrying value as at March 31, 2022	1,430	11,224	3,210	1,427	8,527	2,279	1,235	44	29,376
Accumulated depreciation as at April 1, 2021	–	(3,675)	(2,425)	(1,043)	(5,636)	(1,580)	(700)	(32)	(15,091)
Depreciation	–	(417)	(245)	(120)	(1,055)	(210)	(181)	(5)	(2,233)
Accumulated depreciation on deletions	–	–	330	14	671	16	37	–	1,068
Translation difference	–	(8)	(4)	(1)	(14)	(6)	(12)	–	(45)
Accumulated depreciation as at March 31, 2022	–	(4,100)	(2,344)	(1,150)	(6,034)	(1,780)	(856)	(37)	(16,301)
Carrying value as at April 1, 2021	1,399	6,890	871	328	2,003	569	488	12	12,560
Carrying value as at March 31, 2022	1,430	7,124	866	277	2,493	499	379	7	13,075

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2021 are as follows:

(In crore)

Particulars	Land - Freehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2020	1,318	10,016	3,185	1,265	6,676	2,073	1,063	45	25,641
Additions	82	511	117	118	1,159	91	152	1	2,231
Additions - Business Combination (Refer to Note 2.1)	–	–	1	2	4	2	1	–	10
Deletions	(1)	–	(10)	(16)	(211)	(19)	(33)	(2)	(292)
Translation difference	–	38	3	2	11	2	5	–	61
Gross carrying value as at March 31, 2021	1,399	10,565	3,296	1,371	7,639	2,149	1,188	44	27,651
Accumulated depreciation as at April 1, 2020	–	(3,284)	(2,145)	(934)	(4,885)	(1,380)	(550)	(28)	(13,206)
Depreciation	–	(386)	(290)	(123)	(954)	(222)	(185)	(6)	(2,166)
Accumulated depreciation on deletions	–	–	10	15	199	18	33	2	277
Translation difference	–	(5)	–	(1)	4	4	2	–	4
Accumulated depreciation as at March 31, 2021	–	(3,675)	(2,425)	(1,043)	(5,636)	(1,580)	(700)	(32)	(15,091)
Carrying value as at April 1, 2020	1,318	6,732	1,040	331	1,791	693	513	17	12,435
Carrying value as at March 31, 2021	1,399	6,890	871	328	2,003	569	488	12	12,560

(1)	Buildings include 250/- being the value of five shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.

The aggregate depreciation has been included under depreciation and amortization expense in the Consolidated Statement of Profit and Loss.

2.3 CAPITAL WORK-IN-PROGRESS

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Capital work-in-progress	416	922
Total Capital work-in-progress	416	922

Capital wok-in-progress ageing schedule for the year ended March 31, 2022 and March 31, 2021 :

(In crore)

Particulars	Amount in CWIP for a period of
	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Projects in progress	272	48	51	45	416
	423	268	37	194	922
Total Capital work-in-progress	272	48	51	45	416
	423	268	37	194	922

For capital-work-in progress, whose completion is overdue or has exceeded its cost compared to its original plan the project wise details of when the project is expected to be completed is given below as of March 31, 2022 and March 31, 2021:

(In crore)

Particulars	To be completed in
	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Projects in progress
NG-SZ-SDB1	89	–	–	–	89
	–	–	–	–	–
BN-SP-RETRO	30	–	–	–	30
	–	–	–	–	–
KL-SP-SDB1	–	27	–	–	27
	–	–	–	–	–
BH-SZ-MLP	116	–	–	–	116
	–	67	–	–	67
IN-OS-SDB	–	–	–	–	–
	407				407
MY-SZ-SDB8	–	–	–	–	–
	160				160
Total Capital work-in-progress*	235	27	–	–	262
	567	67	–	–	634

* There are no subsidiaries in the group having more than 10% of the total capital work in progress.

2.4 GOODWILL AND OTHER INTANGIBLE ASSETS

2.4.1 Goodwill

Accounting policy

Goodwill represents the purchase consideration in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquired entity. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds purchase consideration, the fair value of net assets acquired is reassessed and the bargain purchase gain is recognized in capital reserve. Goodwill is measured at cost less accumulated impairment losses.

Impairment

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGU) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition and which represents the lowest level at which goodwill is monitored for internal management purposes. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU. Key assumptions in the cash flow projections are prepared based on current economic conditions and includes estimated long term growth rates, weighted average cost of capital and estimated operating margins.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in the Consolidated Statement of Profit and Loss and is not reversed in the subsequent period.

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Carrying value at the beginning	6,079	5,286
Goodwill on acquisitions (Refer to Note 2.1)	–	758
Translation differences	116	35
Carrying value at the end	6,195	6,079

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU or groups of CGUs, which benefit from the synergies of the acquisition. The Group internally reviews the goodwill for impairment at the operating segment level, after allocation of the goodwill to CGUs or groups of CGUs.

The allocation of goodwill to operating segments as at March 31, 2022 and March 31, 2021 is as follows:

(In crore)

Segment	As at
	March 31, 2022	March 31, 2021
Financial services	1,366	1,359
Retail	817	797
Communication	619	605
Energy, Utilities, Resources and Services	1,070	1,046
Manufacturing	499	487
	4,371	4,294
Operating segments without significant goodwill	938	925
Total	5,309	5,219

The goodwill pertaining to Panaya amounting to `886 crore and `860 crore as at March 31, 2022 and March 31, 2021, respectively is tested for impairment at the entity level.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. Value-in-use is determined based on discounted future cash flows. The key assumptions used for the calculations are as follows:

(in %)

As at
	March 31, 2022	March 31, 2021
Long term growth rate	8-10	8-10
Operating margins	19-21	19-21
Discount rate	12.0	11.7

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. As at March 31, 2022, the estimated recoverable amount of the CGU exceeded its carrying amount. Reasonable sensitivities in key assumptions is unlikely to cause the carrying amount to exceed the recoverable amount of the cash generating units.

2.4.2 Other intangible assets

Accounting policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Group has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use.

Impairment

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of acquired intangible assets for the year ended March 31, 2022 are as follows :

(In crore)

Particulars	Customer related	Software related	Intellectual property rights related	Brand or Trademark Related	Others*	Total
Gross carrying value as at April 1, 2021	2,064	824	1	293	666	3,848
Additions	–	85	–	–	–	85
Acquisition through business combination (Refer to Note 2.1)	–	–	–	–	–	–
Deletions	–	–	–	–	–	–
Translation difference	16	6	–	6	20	48
Gross carrying value as at March 31, 2022	2,080	915	1	299	686	3,981
Accumulated amortization as at April 1, 2021	(1,021)	(492)	(1)	(99)	(163)	(1,776)
Amortization expense	(238)	(68)	–	(40)	(118)	(464)
Deletions	–	–	–	–	–	–
Translation differences	(20)	(9)	–	(2)	(3)	(34)
Accumulated amortization as at March 31, 2022	(1,279)	(569)	(1)	(141)	(284)	(2,274)
Carrying value as at April 1, 2021	1,043	332	–	194	503	2,072
Carrying value as at March 31, 2022	801	346	–	158	402	1,707
Estimated Useful Life (in years)	1-15	3-10	–	3-10	3-7
Estimated Remaining Useful Life (in years)	1-12	1-7	–	1-8	1-6

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2021:

(In crore)

Particulars	Customer related	Software related	Intellectual property rights related	Brand or Trademark Related	Others*	Total
Gross carrying value as at April 1, 2020	1,878	697	1	241	411	3,228
Additions	–	101	–	–	–	101
Acquisition through business combination (Refer to Note 2.1)	179	33	–	57	266	535
Deletions	–	–	–	–	–	–
Translation difference	7	(7)	–	(5)	(11)	(16)
Gross carrying value as at March 31, 2020	2,064	824	1	293	666	3,848
Accumulated amortization as at April 1, 2020	(755)	(450)	(1)	(66)	(56)	(1,328)
Amortization expense	(272)	(53)	–	(34)	(107)	(466)
Deletions	–	–	–	–	–	–
Translation differences	6	11	–	1	–	18
Accumulated amortization as at March 31, 2021	(1,021)	(492)	(1)	(99)	(163)	(1,776)
Carrying value as at April 1, 2020	1,123	247	–	175	355	1,900
Carrying value as at March 31, 2021	1,043	332	–	194	503	2,072
Estimated Useful Life (in years)	1-15	3-10	–	3-10	3-7
Estimated Remaining Useful Life (in years)	1-13	1-8	–	1-9	1-7

* Majorly includes intangibles related to vendor relationships

The amortization expense has been included under depreciation and amortization expense in the Consolidated Statement of Profit and Loss.

Research and Development Expenditure

Research and development expense recognized in the Consolidated Statement of Profit and Loss for the year ended March 31, 2022 and March 31, 2021 was 922 crore and 945 crore respectively.

2.5 INVESTMENTS

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Non-current
Unquoted
Investments carried at fair value through other comprehensive income (Refer to Note 2.5.1)
Preference securities	192	165
Equity instruments	2	2
	194	167
Investments carried at fair value through profit and loss (Refer to Note 2.5.1)
Preference securities	24	11
Compulsorily convertible debentures	7	7
Others (1)	152	74
	183	92
Quoted
Investments carried at amortized cost
Tax free bonds	1,901	2,131
Government bonds	–	21
	1,901	2,152
Investments carried at fair value through other comprehensive income
Non convertible debentures	3,718	3,985
Government securities	7,655	5,467
	11,373	9,452
Total non-current investments	13,651	11,863
Current
Unquoted
Investments carried at fair value through profit or loss
Liquid mutual fund units	2,012	1,500
	2,012	1,500
Investments carried at fair value through other comprehensive income
Certificates of deposit	3,429	–
	3,429	–
Quoted
Investments carried at amortized cost
Tax free bonds	200	–
Government bonds	21	–
	221	–
Investments carried at fair value through other comprehensive income
Government securities	516	–
Non convertible debentures	495	842
	1,011	842
Total current investments	6,673	2,342
Total investments	20,324	14,205
Aggregate amount of quoted investments	14,506	12,446
Market value of quoted investments (including interest accrued), current	1,247	843
Market value of quoted investments (including interest accrued), non current	13,612	11,997
Aggregate amount of unquoted investments	5,818	1,759
Investments carried at amortized cost	2,122	2,152
Investments carried at fair value through other comprehensive income	16,007	10,461
Investments carried at fair value through profit or loss	2,195	1,592

(1)	Uncalled capital commitments outstanding as at March 31, 2022 and March 31, 2021 was 28 crore and 42 crore, respectively.

Refer to Note 2.11 for Accounting policies on Financial Instruments.

Details of amounts recorded in Other comprehensive income :

(In crore)

	Year ended March 31, 2022			Year ended March 31, 2021
	Gross	Tax	Net	Gross	Tax	Net
Net Gain/(loss) on
Non-convertible debentures	(13)	1	(12)	(5)	1	(4)
Certificates of deposit	2	(1)	1	(3)	1	(2)
Government securities	(60)	22	(38)	(114)	18	(96)
Equity and preference securities	119	(23)	96	136	(17)	119

Method of fair valuation:

(In crore)

Class of investment	Method	Fair value as at
		March 31, 2022	March 31, 2021
Liquid mutual fund units	Quoted price	2,012	1,500
Tax free bonds and government bonds	Quoted price and market observable inputs	2,447	2,536
Non-convertible debentures	Quoted price and market observable inputs	4,213	4,827
Government securities	Quoted price and market observable inputs	8,171	5,467
Certificate of deposits	Market observable inputs	3,429	–
Unquoted equity and preference securities - carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model	194	167
Unquoted equity and preference securities - carried at fair value through profit and loss	Discounted cash flows method, Market multiples method, Option pricing model	24	11
Unquoted compulsorily convertible debentures - carried at fair value through profit and loss	Discounted cash flows method	7	7
Others	Discounted cash flows method, Market multiples method, Option pricing model	152	74
Total		20,649	14,589

Note: Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.5.1 Details of investments

The details of investments in preference, equity and other instruments at March 31, 2022 and March 31, 2021 are as follows:

(In crore, except otherwise stated)

Particulars	As at
	March 31, 2022	March 31, 2021
Preference securities
Airviz, Inc.	–	–
2,82,279 (2,82,279) Series A Preferred Stock, fully paid up, par value USD 0.001 each
Whoop, Inc.	150	94
1,10,59,340 (11,05,934) Series B Preferred Stock, fully paid up, par value USD 0.0001 each
Nivetti Systems Private Limited	22	20
2,28,501 (2,28,501) Preferred Stock, fully paid up, par value 1/- each
Trifacta Inc.	–	40
Nil (11,80,358) Series C-1 Preferred Stock
Nil (19,59,823) Series E Preferred Stock
Tidalscale, Inc.	23	11
36,74,269 (36,74,269) Series B Preferred Stock
Ideaforge Technology Private Limited	20	11
5,402 (5,402) Series A compulsorily convertible cumulative Preference shares of 10/- each, fully paid up
Total investment in preference securities	215	176
Equity Instruments
Merasport Technologies Private Limited	–	–
2,420 (2,420) equity shares at 8,052/- each, fully paid up, par value 10/- each
Global Innovation and Technology Alliance	2	2
15,000 (15,000) equity shares at 1,000/- each, fully paid up, par value 1,000/- each
Ideaforge Technology Private Limited	–	–
100 (100) equity shares at 10/-, fully paid up
Total investment in equity instruments	2	2
Compulsorily convertible debentures
Ideaforge Technology Private Limited	7	7
3,886 (3,886) compulsorily convertible debentures, fully paid up, par value 19,300/- each
Total investment in debentures	7	7
Others
Stellaris Venture Partners India	76	42
The House Fund II, L.P.	77	32
Total investment in others	153	74
Total	377	259

2.6 LOANS

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Non Current
Loans considered good - Unsecured
Other loans
Loans to employees	34	32
	34	32
Loans credit impaired - Unsecured
Other loans
Loans to employees	–	28
Loans to employees	–	28
	–	–
Total non-current loans	34	32
Current
Loans considered good - Unsecured
Other loans
Loans to employees	248	159
Total current loans	248	159
Total loans	282	191

2.7 OTHER FINANCIAL ASSETS

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Non Current
Security deposits (1)	47	49
Unbilled revenues (1)#	695	399
Rental deposits (1)	186	217
Net investment in sublease of right of use asset (Refer to Note 2.21)(1)	322	350
Restricted deposits(1)*	33	42
Others (1)	177	84
Total non-current other financial assets	1,460	1,141
Current
Security deposits (1)	7	6
Rental deposits (1)	58	30
Restricted deposits (1)*	2,177	2,016
Unbilled revenues (1)#	5,659	3,173
Interest accrued but not due (1)	362	620
Foreign currency forward and options contracts (2) (3)	143	188
Net investment in sublease of right of use asset (Refer to Note 2.21)(1)	50	38
Others (1)	271	339
Total current other financial assets	8,727	6,410
Total other financial assets	10,187	7,551
(1) Financial assets carried at amortized cost	10,044	7,363
(2) Financial assets carried at fair value through other comprehensive income	20	25
(3) Financial assets carried at fair value through profit or loss	123	163

*	Restricted deposits represent deposits with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.

#	Classified as financial asset as right to consideration is unconditional and is due only after a passage of time.

2.8 TRADE RECEIVABLES

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Current
Trade Receivable considered good - Unsecured	23,252	19,760
Less: Allowance for expected credit loss	554	466
Trade Receivable considered good - Unsecured	22,698	19,294
Trade Receivable - credit impaired - Unsecured	113	153
Less: Allowance for credit impairment	113	153
Trade Receivable - credit impaired - Unsecured	–	–
Total trade receivables(1)	22,698	19,294

Trade receivables ageing schedule for the year ended as on March 31, 2022 and March 31, 2021:

(In crore)

Particulars		Outstanding for following periods from due date of payment
	Not Due	Less than 6 months	6 months to 1 year	1-2 years	2-3 years	More than 3 years	Total
Undisputed Trade receivables – considered good	17,394	5,561	230	11	35	21	23,252
	15,693	3,956	35	33	3	36	19,756
Undisputed Trade receivables – credit impaired	–	1	3	62	34	4	104
	2	2	94	40	10	1	149
Disputed Trade receivables – considered good	–	–	–	–	–	–	–
	–	1	3	–	–	–	4
Disputed Trade receivables – credit impaired	–	–	–	4	–	5	9
					4		4
	17,394	5,562	233	77	69	30	23,365
	15,695	3,959	132	73	17	37	19,913
Less: Allowance for credit loss							667
							619
Total Trade Receivables							22,698
							19,294

2.9 CASH AND CASH EQUIVALENTS

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Balances with banks
In current and deposit accounts	13,942	20,069
Cash on hand	–	–
Others
Deposits with financial institutions	3,530	4,645
Total cash and cash equivalents	17,472	24,714
Balances with banks in unpaid dividend accounts	36	33
Deposit with more than 12 months maturity	2,040	13,659
Balances with banks held as margin money deposits against guarantees	1	71

Cash and cash equivalents as at March 31, 2022 and March 31, 2021 include restricted cash and bank balances of 471 crore and 504 crore, respectively. The restrictions are primarily on account of bank balances held by irrevocable trusts controlled by the company and bank balances held as margin money deposits against guarantees.

The deposits maintained by the Group with banks and financial institutions comprise time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

2.10 OTHER ASSETS

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Non Current
Capital advances	88	141
Advances other than capital advances
Others
Withholding taxes and others	674	705
Unbilled revenues #	246	195
Defined benefit plan assets (Refer to Note 2.22)	20	19
Prepaid expenses	99	78
Deferred Contract Cost*	593	112
Cost of fulfillment	309	31
Other receivables	–	–
Total Non-Current other assets	2,029	1,281
Current
Advances other than capital advances
Payment to vendors for supply of goods	193	141
Others
Unbilled revenues #	5,909	4,354
Withholding taxes and others	1,941	2,091
Prepaid expenses	1,996	1,160
Deferred Contract Cost*	858	49
Cost of fulfillment	91	16
Other receivables	325	3
Total Current other assets	11,313	7,814
Total other assets	13,342	9,095

#	Classified as non financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

*	Includes technology assets taken over by the Company from a customer as a part of transformation project which is not considered as distinct goods or services and the control related to the assets is not transferred to the Company in accordance with Ind AS 115 - Revenue from contract with customers. Accordingly, the same has been considered as a reduction to the total contract value and accounted as Deferred contract cost. Further as at March 31, 2022, the Company has entered into a financing arrangement with a third party for these assets for `895 crore which has been considered as financial liability. This includes `869 crore settled directly by the third party to the customer on behalf of the Company and accordingly considered as non-cash transaction. (Refer to Note 2.13)

Withholding taxes and others primarily consist of input tax credits and Cenvat recoverable from Government of India.

2.11 FINANCIAL INSTRUMENTS

Accounting policy

2.11.1 Initial recognition

The Group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, that are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.11.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Group has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets at fair value through profit or loss

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration and financial liability under option arrangements recognized in a business combination which is subsequently measured at fair value through profit or loss. For trade and other payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

b. Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss.

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the Group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Consolidated Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the Consolidated Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the Consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the Consolidated Statement of Profit and Loss.

2.11.3 Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Group's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.11.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximates fair value due to the short maturity of those instruments.

2.11.5 Impairment

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenue which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, ECLs are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL.

The Group determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Group considers current and anticipated future economic conditions relating to industries the Group deals with and the countries where it operates.

The amount of ECLs (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recorded is recognized as an impairment gain or loss in Consolidated Statement of Profit and Loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2022 are as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to Note 2.9)	17,472	–	–	–	–	17,472	17,472
Investments (Refer to Note 2.5)
Equity and preference securities	–	–	24	194	–	218	218
Compulsorily convertible debentures	–	–	7	–	–	7	7
Tax-free bonds and government bonds	2,122	–	–	–	–	2,122	2,447 (1)
Liquid mutual fund units	–	–	2,012	–	–	2,012	2,012
Non convertible debentures	–	–	–	–	4,213	4,213	4,213
Government securities	–	–	–	–	8,171	8,171	8,171
Other investments	–	–	152	–	–	152	152
Certificate of deposits	–	–	–	–	3,429	3,429	3,429
Trade receivables (Refer to Note 2.8)	22,698	–	–	–	–	22,698	22,698
Loans (Refer to Note 2.6)	282	–	–	–	–	282	282
Other financials assets (Refer to Note 2.7)(3)	10,044	–	123	–	20	10,187	10,096 (2)
Total	52,618	–	2,318	194	15,833	70,963	71,197
Liabilities:
Trade payables	4,134	–	–	–	–	4,134	4,134
Lease liabilities (Refer to Note 2.21)	5,474	–	–	–	–	5,474	5,474
Financial Liability under option arrangements	–	–	655	–	–	655	655
Other financial liabilities (Refer to Note 2.13)	15,061	–	181	–	3	15,245	15,245
Total	24,669	–	836	–	3	25,508	25,508

(1)	On account of fair value changes including interest accrued

(2)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 91 crore

(3)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as at March 31, 2021 were as follows:

(In crore)

Particulars	Amortised cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to Note 2.9)	24,714	–	–	–	–	24,714	24,714
Investments (Refer to Note 2.5)
Equity and preference securities	–	–	11	167	–	178	178
Compulsorily convertible debentures	–	–	7	–	–	7	7
Tax-free bonds and government bonds	2,152	–	–	–	–	2,152	2,536 (1)
Liquid mutual fund units	–	–	1,500	–	–	1,500	1,500
Non convertible debentures	–	–	–	–	4,827	4,827	4,827
Government securities	–	–	–	–	5,467	5,467	5,467
Other investments	–	–	74	–	–	74	74
Trade receivables (Refer to Note 2.8)	19,294	–	–	–	–	19,294	19,294
Loans (Refer to Note 2.6)	191	–	–	–	–	191	191
Other financials assets (Refer to Note 2.7)(3)	7,363	–	163	–	25	7,551	7,459 (2)
Total	53,714	–	1,755	167	10,319	65,955	66,247
Liabilities:
Trade payables	2,645	–	–	–	–	2,645	2,645
Lease liabilities (Refer to Note 2.21)	5,325	–	–	–	–	5,325	5,325
Financial Liability under option arrangements	–	–	693	–	–	693	693
Other financial liabilities (Refer to Note 2.13)	9,877	–	217	–	–	10,094	10,094
Total	17,847	–	910	–	–	18,757	18,757

(1)	On account of fair value changes including interest accrued

(2)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 92 crore

(3)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

For trade receivables and trade payables and other assets and payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2022 is as follows :

(In crore)

Particulars	As at March 31, 2022	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual funds (Refer to Note 2.5)	2,012	2,012	–	–
Investments in tax-free bonds (Refer to Note 2.5)	2,425	1,238	1,187	–
Investments in government bonds (Refer to Note 2.5)	22	22	–	–
Investments in non convertible debentures (Refer to Note 2.5)	4,213	3,736	477	–
Investments in certificates of deposit (Refer to Note 2.5)	3,429	–	3,429	–
Investment in Government securities (Refer to Note 2.5)	8,171	8,046	125	–
Investments in equity instruments (Refer to Note 2.5)	2	–	–	2
Investments in preference securities (Refer to Note 2.5)	216	–	–	216
Investments in compulsorily convertible debentures (Refer to Note 2.5)	7	–	–	7
Other investments (Refer to Note 2.5)	152	–	–	152
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts (Refer to Note 2.7)	143	–	143	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts (Refer to Note 2.13)	61	–	61	–
Financial liability under option arrangements	655	–	–	655
Liability towards contingent consideration (Refer to Note 2.13)(1)	123	–	–	123

(1)	Discount rate pertaining to contingent consideration ranges from 8% to 14.5% .

During the year ended March 31, 2022, tax free bonds and non-convertible debentures of 576 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price. Further, tax free bonds and non-convertible debentures of 965 crore was transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities as at March 31, 2021 was as follows:

(In crore)

Particulars	As at March 31, 2021	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual funds (Refer to Note 2.5)	1,500	1,500	–	–
Investments in tax free bonds (Refer to Note 2.5)	2,513	1,352	1,161	–
Investments in government bonds (Refer to Note 2.5)	23	23	–	–
Investments in non convertible debentures (Refer to Note 2.5)	4,827	4,532	295	–
Investment in Government securities (Refer to Note 2.5)	5,467	5,467	–	–
Investments in equity instruments (Refer to Note 2.5)	2	–	–	2
Investments in preference securities (Refer to Note 2.5)	176	–	–	176
Investments in compulsorily convertible debentures (Refer to Note 2.5)	7	–	–	7
Other investments (Refer to Note 2.5)	74	–	–	74
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts (Refer to Note 2.7)	188	–	188	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts (Refer to Note 2.13)	56	–	56	–
Financial liability under option arrangements	693	–	–	693
Liability towards contingent consideration (Refer to Note 2.13)(1)	161	–	–	161

(1)	Discount rate pertaining to contingent consideration ranges from 8% to 14.5% .

During the year ended March 31, 2021, tax free bonds and non-convertible debentures of 107 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price. Further, tax free bonds and non-convertible debentures of 1177 crore was transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in the fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Majority of investments of the Group are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, certificates of deposit, commercial papers, quoted bonds issued by government and quasi-government organizations and non convertible debentures.The Group invests after considering counterparty risks based on multiple criteria including Tier I capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and Deposit base of banks and financial institutions. These risks are monitored regularly as per its risk management program

Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Group is foreign exchange risk. The Group uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Group operates internationally and a major portion of the business is transacted in several currencies and consequently the Group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The Group is also exposed to foreign exchange risk arising on intercompany transaction in foreign currencies. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table analyses the foreign currency risk from financial assets and liabilities as at March 31, 2022:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Net financial assets	18,224	4,976	1,510	1,350	2,115	28,175
Net financial liabilities	(9,205)	(3,158)	(666)	(975)	(1,806)	(15,810)
Total	9,019	1,818	844	375	309	12,365

The following table analyses the foreign currency risk from financial assets and liabilities as at March 31, 2021:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Net financial assets	15,647	3,407	1,324	1,216	1,696	23,290
Net financial liabilities	(6,997)	(2,570)	(622)	(802)	(1,368)	(12,359)
Total	8,650	837	702	414	328	10,931

Sensitivity analysis between Indian rupee and U.S. Dollar

Particulars	Year ended March 31,
	2022	2021
Impact on the Group's incremental operating margins	0.46%	0.47%

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Group holds derivative financial instruments such as foreign currency forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The details in respect of outstanding foreign currency forward and option contracts are as follows:

Particulars	As at		As at
	March 31, 2022		March 31, 2021
	In million	In crore	In million	In crore
Derivatives designated as cash flow hedges
Forward contracts
In Euro	8	67	–	–
Option Contracts
In Australian dollars	185	1,050	92	512
In Euro	280	2,358	165	1,415
In United Kingdom Pound Sterling	32	318	35	353
Other derivatives
Forward contracts
In Brazilian Real	6	8	–	–
In Canadian dollars	34	205	33	194
In Chinese Yuan	38	45	105	117
In Czech Koruna	296	101	313	103
In Euro	297	2,501	171	1,466
In New Zealand dollars	20	105	16	82
In Norwegian Krone	80	70	25	21
In Poland Zloty	–	–	–	–
In Romanian Leu	–	–	10	17
In Singapore dollars	252	1,366	241	1,419
In Swedish Krona	–	–	–	–
In Swiss Franc	15	123	27	213
In U.S. dollars	1,166	8,853	1,139	8,325
In Philippine Peso	–	–	800	121
In United Kingdom Pound Sterling	65	646	28	282
In South African rand	45	24	–	–
Option Contracts
In Euro	81	682	65	557
In U.S. dollars	677	5,131	404	2,951
Total forwards and options contracts		23,653		18,148

The foreign exchange forward and option contracts mature within 12 months. The table below analyses the derivative financial instruments into relevant maturity groupings based on the remaining period as at the Balance Sheet date:

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Not later than one month	6,237	6,159
Later than one month and not later than three months	12,444	8,074
Later than three months and not later than one year	4,972	3,915
	23,653	18,148

During the year ended March 31, 2022, the Group has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedges as of March 31, 2022 are expected to occur and will be reclassified to the Consolidated Statement of Profit and Loss within 3 months.

The Group determines the existence of an economic relationship between the hedging instrument and the hedged item based on the currency, amount and timing of its forecasted cash flows. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in the Consolidated Statement of Profit and Loss at the time of the hedge relationship rebalancing.

The following table provides reconciliation of cash flow hedge reserve for the year ended March 31, 2022 and March 31, 2021:

 (In crore)

Particulars	Year ended March 31,
	2022	2021
Gain/(Loss)
Balance at the beginning of the period	10	(15)
Gain / (Loss) recognised in other comprehensive income during the period	102	(126)
Amount reclassified to profit or loss during the period	(113)	160
Tax impact on above	3	(9)
Balance at the end of the period	2	10

The Group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The quantitative information about offsetting of derivative financial assets and derivative financial liabilities is as follows:

(In crore)

Particulars	As at		As at
	March 31, 2022		March 31, 2021
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	179	(97)	201	(69)
Amount set off	(36)	36	(13)	13
Net amount presented in Balance Sheet	143	(61)	188	(56)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to 22,698 crore and 19,294 crore as at March 31, 2022 and March 31, 2021, respectively and unbilled revenues amounting to 12,510 crore and 8,121 crore as at March 31, 2022 and March 31, 2021, respectively. Trade receivables and unbilled revenues are typically unsecured and are derived from revenues from customers primarily located in the United States of America. Credit risk has always been managed by the Group through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. The Group uses the expected credit loss model to assess any required allowances; and uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. This matrix takes into account credit reports and other related credit information to the extent available.

The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. Exposure to customers is diversified and there is no single customer contributing more than 10% of outstanding trade receivables and unbilled revenues.

The following table gives details in respect of percentage of revenues generated from top five customers and top ten customers:

(In %)

Particulars	Year ended March 31,
	2022	2021
Revenue from 5 top customers	11.4	11.0
Revenue from top 10 customers	19.3	18.1

Credit risk exposure

The Group’s credit period generally ranges from 30-75 days.

The allowance for lifetime ECL on customer balances for the year ended March 31, 2022 and March 31, 2021 was 143 crore and 184 crore, respectively.

The movement in credit loss allowance on customer balance is as follows:

(In crore)

Particulars	Year ended March 31,
	2022	2021
Balance at the beginning	752	705
Impairment loss recognized	143	184
Write-offs	(62)	(123)
Translation differences	25	(14)
Balance at the end	858	752

The gross carrying amount of a financial asset is written off (either partially or in full) when there is no realistic prospect of recovery.

Credit exposure

(In crore except otherwise stated)

Particulars	As at
	March 31, 2022	March 31, 2021
Trade receivables	22,698	19,294
Unbilled revenues	12,509	8,121

Days sales outstanding was 67 days and 71 days as of March 31, 2022 and March 31, 2021, respectively.

Credit risk on cash and cash equivalents is limited as the Group generally invest in deposits with banks and financial institutions with high ratings assigned by international and domestic credit rating agencies. Ratings are monitored periodically and the Group has considered the latest available credit ratings as at the date of approval of these Consolidated financial statements.

Majority of investments of the Group are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, certificates of deposit, commercial papers, quoted bonds issued by government and quasi-government organizations and non convertible debentures. The Group invests after considering counterparty risks based on multiple criteria including Tier I Capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and Deposit base of banks and financial institutions. These risks are monitored regularly as per its risk management program.

Liquidity risk

Liquidity risk is defined as the risk that the Group will not be able to settle or meet its obligations on time.

The Group's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Group has no outstanding borrowings. The Group believes that the working capital is sufficient to meet its current requirements.

As at March 31, 2022, the Group had a working capital of 33,583 crore including cash and cash equivalents of 17,472 crore and current investments of 6,673 crore. As at March 31, 2021, the Group had a working capital of 36,868 crore including cash and cash equivalents of 24,714 crore and current investments of 2,342 crore.

As at March 31, 2022 and March 31, 2021, the outstanding compensated absences were 2,274 crore and 2,117 crore, respectively, which have been substantially funded. Accordingly no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as at March 31, 2022:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	4,134	–	–	–	4,134
Other financial liabilities (excluding liability towards contingent consideration) on an undiscounted basis (Refer to Note 2.13)	13,600	1,076	457	10	15,143
Financial liability under option arrangements	–	72	80	503	655
Liability towards contingent consideration on an undiscounted basis (Refer to Note 2.13)	68	25	39	–	132

The table below provides details regarding the contractual maturities of significant financial liabilities as at March 31, 2021:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	2,645	–	–	–	2,645
Other financial liabilities (excluding liability towards contingent consideration) (Refer to Note 2.13)	9,239	411	197	30	9,877
Financial liability under option arrangements	–	615	78	–	693
Liability towards contingent consideration on an undiscounted basis (Refer to Note 2.13)	76	67	38	–	181

2.12 EQUITY

Accounting policy

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from the securities premium.

Description of reserves

Capital Redemption Reserve

In accordance with section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Group.

Securities premium

The amount received in excess of the par value has been classified as securities premium.

Share options outstanding account

The share options outstanding account is used to record the fair value of equity-settled share based payment transactions with employees. The amounts recorded in share options outstanding account are transferred to securities premium upon exercise of stock options and transferred to general reserve on account of stock options not exercised by employees.

Special Economic Zone Re-investment reserve

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA (1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income Tax Act, 1961.

Other components of equity

Other components of equity include currency translation, remeasurement of net defined benefit liability / asset, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

Currency translation reserve

The exchange differences arising from the translation of financial statements of foreign subsidiaries with functional currency other than the Indian rupees is recognized in other comprehensive income and is presented within equity.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the Consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction.

2.12.1 EQUITY SHARE CAPITAL

(In crore, except as otherwise stated)

Particulars	As at
	March 31, 2022	March 31, 2021
Authorized
Equity shares, 5 par value
480,00,00,000 (480,00,00,000) equity shares	2,400	2,400
Issued, Subscribed and Paid-Up
Equity shares, 5 par value(1)	2,098	2,124
419,30,12,929 (424,51,46,114) equity shares fully paid-up(2)
	2,098	2,124

Note: Forfeited shares amounted to 1,500 (1,500)

(1)	Refer to Note 2.23 for details of basic and diluted shares

(2)	Net of treasury shares 1,37,25,712(1,55,14,732)

The Company has only one class of shares referred to as equity shares having a par value of 5. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. For irrevocable controlled trusts, the corpus would be settled in favour of the beneficiaries.

For details of shares reserved for issue under the employee stock option plan of the Company, refer to the note below.

In the period of five years immediately preceding March 31, 2022:

Bonus Issue

The Company has allotted 2,18,41,91,490 and 1,14,84,72,332 fully paid-up shares of face value 5/- each during the quarter ended September 30, 2018 and June 30, 2015 respectively pursuant to bonus issue approved by the shareholders through postal ballot. The bonus shares were issued by capitalization of profits transferred from general reserve. Bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for bonus shares wherever appropriate.

The bonus shares once allotted shall rank pari passu in all respects and carry the same rights as the existing equity shareholders and shall be entitled to participate in full, in any dividend and other corporate action, recommended and declared after the new equity shares are allotted.

Capital allocation policy and buyback

Effective fiscal 2020, the Company expects to return approximately 85% of the free cash flow cumulatively over a five-year period through a combination of semi-annual dividends and / or share buyback and / or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the Consolidated Statement of Cash Flows prepared under Ind AS. Dividend and buyback include applicable taxes.

Update on buyback announced in April 2021:

In line with the capital allocation policy, the Board, at its meeting held on April 14, 2021, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to 9,200 crore (Maximum Buyback Size, excluding buyback tax) at a price not exceeding 1,750 per share (Maximum Buyback Price), subject to shareholders' approval in the ensuing Annual General Meeting

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors in the Annual General meeting held on June 19, 2021

The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on June 25, 2021 and was completed on September 8, 2021. During this buyback period the Company had purchased and extinguished a total of 55,807,337 equity shares from the stock exchange at an average buy back price of 1648.53/- per equity share comprising 1.31% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of 9,200 crore (excluding transaction costs and tax on buyback). The Company funded the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013.

In accordance with section 69 of the Companies Act, 2013, as at March 31, 2022 the Company has created ‘Capital Redemption Reserve’ of 28 crore equal to the nominal value of the above shares bought back as an appropriation from general reserve.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As at March 31, 2022, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

2.12.2 Shareholding of promoter

Shares held by promoters at March 31, 2022:

Promoter name	No. of shares	% of total shares	% Change during the year
Sudha Gopalakrishnan	9,53,57,000	2.27%	–
Rohan Murty	6,08,12,892	1.45%	–
S Gopalakrishnan	4,18,53,808	0.99%	–
Nandan M Nilekani	4,07,83,162	0.97%	–
Akshata Murty	3,89,57,096	0.93%	–
Asha Dinesh	3,85,79,304	0.92%	–
Sudha N Murty	3,45,50,626	0.82%	–
Rohini Nilekani	3,43,35,092	0.82%	–
Dinesh Krishnaswamy	3,24,79,590	0.77%	–
Shreyas Shibulal	2,37,04,350	0.56%	-0.71%
N R Narayana Murthy	1,66,45,638	0.40%	–
Nihar Nilekani	1,26,77,752	0.30%	–
Janhavi Nilekani	85,89,721	0.20%	-27.74%
Kumari Shibulal	52,48,965	0.12%	-41.00%
Deeksha Dinesh	76,46,684	0.18%	–
Divya Dinesh	76,46,684	0.18%	–
Meghana Gopalakrishnan	48,34,928	0.11%	–
Shruti Shibulal	27,37,538	0.07%	–
S D Shibulal	58,14,733	0.14%	168.36%
Promoters Group
Gaurav Manchanda	1,37,36,226	0.33%	–
Milan Shibulal Manchanda	69,67,934	0.17%	-50.00%
Nikita Shibulal Manchanda	69,67,934	0.17%	–
Bhairavi Madhusudhan Shibulal	66,79,240	0.16%	2.61%
Shray Chandra	7,19,424	0.02%	–
Tanush Nilekani Chandra	33,56,017	0.08%	331.59%

The percentage shareholding above has been computed considering the outstanding number of shares of 420,67,38,641 as at March 31, 2022.

2.12.3 Dividend

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors. Income tax consequences of dividends on financial instruments classified as equity will be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits.

The Company declares and pays dividends in Indian rupees. Companies are required to pay/distribute dividend after deducting applicable withholding income taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

The amount of per share dividend recognized as distribution to equity shareholders in accordance with Companies Act 2013 is as follows:

(in )

Particulars	Year ended March 31,
	2022	2021
Final dividend for fiscal 2021	15.00	–
Interim dividend for fiscal 2022	15.00	–
Final dividend for fiscal 2020	–	9.50
Interim dividend for fiscal 2021	–	12.00

During the year ended March 31, 2022, on account of the final dividend for fiscal 2021 and interim dividend for fiscal 2022, the Company has incurred a net cash outflow of `12,700 crore (excluding dividend paid on treasury shares).

The Board of Directors in their meeting on April 13, 2022 recommended a final dividend of 16/- per equity share for the financial year ended March 31, 2022. This payment is subject to the approval of shareholders in the Annual General Meeting (AGM) of the Company to be held on June 25, 2022 and if approved would result in a net cash outflow of approximately 6,709 crore(excluding dividend paid on treasury shares).

The details of shareholder holding more than 5% shares as at March 31, 2022 and March 31, 2021 are as follows:

Name of the shareholder	As at March 31, 2022		As at March 31, 2021
	Number of shares	% held	Number of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADR's - legal ownership)	66,63,70,669	15.84	73,24,89,890	17.19
Life Insurance Corporation of India	24,33,47,641	5.78	25,00,63,497	5.87

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2022 and March 31, 2021 are as follows:

(In crore, except as stated otherwise)

Particulars	As at March 31, 2022		As at March 31, 2021
	Number of shares	Amount	Number of shares	Amount
As at the beginning of the period	424,51,46,114	2,124	424,07,53,210	2,122
Add: Shares issued on exercise of employee stock options	36,74,152	2	43,92,904	2
Less: Shares bought back	5,58,07,337	28	–	–
As at the end of the period	419,30,12,929	2,098	424,51,46,114	2,124

2.12.4 Employee Stock Option Plan (ESOP):

Accounting policy

The Group recognizes compensation expense relating to share-based payments in net profit based on estimated fair values of the awards on the grant date. The estimated fair value of awards is recognized as an expense in the statement of profit and loss on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

Infosys Expanded Stock Ownership Program 2019 (the 2019 Plan) :

On June 22, 2019 pursuant to the approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 Plan shall not exceed 5,00,00,000 equity shares. To implement the 2019 Plan, up to 4,50,00,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The Restricted Stock Units (RSUs) granted under the 2019 Plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of 1 to maximum of 3 years from the grant date.

2015 Stock Incentive Compensation Plan (the 2015 Plan) :

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 Plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). The Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years. The plan numbers mentioned above would further be adjusted for the September 2018 bonus issue.

The equity settled and cash settled RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Controlled trust holds 1,37,25,712 and 1,55,14,732 shares as at March 31, 2022 and March 31, 2021, respectively under the 2015 plan. Out of these shares 2,00,000 equity shares each have been earmarked for welfare activities of the employees as at March 31, 2022 and March 31, 2021.

The following is the summary of grants during the year ended March 31, 2022 and March 31, 2021:

Particulars	2019 Plan		2015 Plan
	Year ended March 31,		Year ended March 31,
	2022	2021	2022	2021
Equity Settled RSU
KMPs	1,48,762	3,13,808	2,84,543	4,57,151
Employees other than KMP	27,01,867	12,82,600	13,05,880	22,03,460
	28,50,629	15,96,408	15,90,423	26,60,611
Cash settled RSU
KMPs	–	–	–	–
Employees other than KMP	–	–	49,960	1,15,250
	–	–	49,960	1,15,250
Total Grants	28,50,629	15,96,408	16,40,383	27,75,861

Notes on grants to KMP:

CEO & MD

Under the 2015 Plan:

In accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value 3.25 crore which will vest overtime in three equal annual installments upon the completion of each year of service from the respective grant date. Accordingly, annual time-based grant of 18,340 RSUs was made effective February 1, 2022 for fiscal 2022.

The Board, on April 14, 2021, based on the recommendations of the nomination and remuneration committee, in accordance with the terms of his employment agreement, approved the grant of performance-based RSUs of fair value of `13 crore for fiscal 2022 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 96,150 performance based RSU’s were granted effective May 2, 2021.

Under the 2019 Plan:

The Board, on April 14, 2021, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 10 crore for fiscal 2022 under the 2019 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 73,962 performance based RSU’s were granted effective May 2, 2021.

Other KMPs

Under the 2015 Plan:

On April 14, 2021, based on the recommendations of the Nomination and Remuneration Committee, in accordance with employment agreement, the Board, approved performance-based grant of 5,547 RSUs to a KMP under the 2015 Plan. The grants were made effective May 2, 2021. The performance based RSUs will vest over three years based on certain performance targets.

On January 12, 2022, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved time based grant of 9,876 RSUs to a KMP under the 2015 Plan. The grants were made effective February 1, 2022. These RSUs will vest over four years.

On March 31, 2022, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved time based grant of 154,630 RSUs to other KMPs under the 2015 Plan. The grants were made effective March 31, 2022. These RSUs will vest over four years.

Under the 2019 plan:

On March 30, 2022, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved performance based grant of 74,800 RSUs to other KMPs under the 2019 Plan. The grants were made effective March 31, 2022. These RSUs will vest over three years based on achievement of certain performance targets.

Break-up of employee stock compensation expense is as follows:

(in crore)

Particulars	Year ended March 31,
	2022	2021
Granted to:
KMP	65	76
Employees other than KMP	350	257
Total (1)	415	333
(1) Cash-settled stock compensation expense included above	22	80

Share based payment arrangements that were modified during the year ended March 31, 2021:

'During the year ended March 31, 2021, the company issued ADS settled RSU and ESOP awards as replacement for outstanding stock appreciation rights awards. The replacement was pursuant to SEBI Circular 'Framework for issue of Depository Receipts - Clarifications' dated December 18, 2020 which allows Non resident Indians to hold depository reciepts. The awards were granted after necessary approvals from the NARC. All other terms and conditions of the replaced awards remain the same as the original award.

The replacement awards was accounted as a modification and the fair value on the date of modification of 85 crore is recognized as equity with a corresponding adjustment to financial liability

The activity in the 2015 and 2019 Plan for equity-settled share based payment transactions during the year ended March 31, 2022 and March 31, 2021 is set out as follows:

Particulars	Year ended March 31, 2022		Year ended March 31, 2021
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan: RSU
Outstanding at the beginning	80,47,240	4.52	87,80,898	3.96
Granted	15,90,423	5.00	26,60,611	5.00
Exercised	25,69,983	4.07	37,83,462	3.55
Modification to equity settled awards	–	–	8,71,900	–
Modification to cash settled awards	–	–	–	–
Forfeited and expired	8,34,705	4.63	4,82,707	4.13
Outstanding at the end	62,32,975	4.80	80,47,240	4.52
Exercisable at the end	6,53,946	4.51	1,51,685	3.36

2015 Plan: Employee Stock Options (ESOPs)
Outstanding at the beginning	10,49,456	535	11,00,330	539
Granted	,0	–	,0	–
Exercised	3,48,612	529	2,39,272	534
Modification to equity settled options	,0	–	2,03,026	–
Modification to cash settled awards	,0	–	,0	–
Forfeited and expired	,0	–	14,628	566
Outstanding at the end	7,00,844	557	10,49,456	535
Exercisable at the end	7,00,844	557	10,02,130	536

2019 Plan: RSU
Outstanding at the beginning	30,50,573	5.00	20,91,293	5.00
Granted	28,50,629	5.00	15,96,408	5.00
Exercised	7,55,557	5.00	3,70,170	5.00
Forfeited and expired	1,86,707	5.00	2,66,958	5.00
Outstanding at the end	49,58,938	5.00	30,50,573	5.00
Exercisable at the end	49,58,938	5.00	2,33,050	5.00

During the year ended March 31, 2022 and March 31, 2021 the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 1,705 and 1,097 respectively.

During the year ended March 31, 2022 and March 31, 2021 the weighted average share price of options exercised under the 2019 Plan on the date of exercise was 1,560 and 1,166 respectively.

The summary of information about equity settled RSUs and ESOPs outstanding as at March 31, 2022 is as follows:

	2019 Plan - Options outstanding			2015 Plan - Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
0 - 5 (RSU)	49,58,938	1.43	5.00	62,32,975	1.47	4.82
450 - 600 (ESOP)	–	–	-	7,00,844	0.65	557
	49,58,938	1.43	5.00	69,33,819	1.39	61

The summary of information about equity settled RSUs and ESOPs outstanding as at March 31, 2021 was as follows:

	2019 plan - Options outstanding			2015 plan - Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
0 - 5 (RSU)	30,50,573	1.48	5.00	80,47,240	1.67	4.52
450 - 600 (ESOP)	–	–	–	10,49,456	1.83	535
	30,50,573	1.48	5.00	90,96,696	1.69	66

As at March 31, 2022 and March 31, 2021, 258,601 and 3,87,088 cash settled options were outstanding respectively. The carrying value of liability towards cash settled share based payments was 12 crore and 7 crore as at March 31, 2022 and March 31, 2021 respectively.

The fair value of the awards are estimated using the Black-Scholes Model for time and non-market performance based options and Monte Carlo simulation model is used for TSR based options.

The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity settled award is estimated on the date of grant using the following assumptions:

Particulars	For options granted in
	Fiscal 2022- Equity Shares-RSU	Fiscal 2022- ADS-RSU	Fiscal 2021- Equity Shares-RSU	Fiscal 2021- ADS-RSU
Weighted average share price () / ($ ADS)	1,791	24.45	1,253	18.46
Exercise price ()/ ($ ADS)	5.00	0.07	5.00	0.07
Expected volatility (%)	21-31	26-34	30-35	30-36
Expected life of the option (years)	1-4	1-4	1-4	1-4
Expected dividends (%)	2-3	2-3	2-3	2-3
Risk-free interest rate (%)	4-6	1-2	4-5	0.1-0.3
Weighted average fair value as on grant date () / ($ ADS)	1,661	22.88	1,124	16.19

The expected life of the RSU/ESOP is estimated based on the vesting term and contractual term of the RSU/ESOP, as well as expected exercise behavior of the employee who receives the RSU/ESOP.

2.13 OTHER FINANCIAL LIABILITIES

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Non-current
Others
Accrued compensation to employees (1)	8	–
Accrued expenses (1)	946	569
Compensated absences	92	97
Financial liability under option arrangements (2)	655	693
Payable for acquisition of business - Contingent consideration(2)	56	86
Other Payables (1)	580	69
Total non-current other financial liabilities	2,337	1,514
Current
Unpaid dividends (1)	36	33
Others
Accrued compensation to employees (1)	4,061	4,019
Accrued expenses (1)	7,476	4,475
Retention monies (1)	13	13
Payable for acquisition of business - Contingent consideration (2)	67	75
Payable by controlled trusts (1)	211	199
Compensated absences	2,182	2,020
Foreign currency forward and options contracts (2) (3)	61	56
Capital creditors (1)	431	371
Other payables (1)(4)	1,299	129
Total current other financial liabilities	15,837	11,390
Total other financial liabilities	18,174	12,904
(1) Financial liability carried at amortized cost	15,061	9,877
(2) Financial liability carried at fair value through profit or loss	836	910
(3) Financial liability carried at fair value through other comprehensive income	3	–
Contingent consideration on undiscounted basis	132	181

(4)	Deferred contract cost in Note 2.10 includes technology assets taken over by the Company from a customer as a part of transformation project which is not considered as distinct goods or services and the control related to the assets is not transferred to the Company in accordance with Ind AS 115 - Revenue from contract with customers. Accordingly, the same has been considered as a reduction to the total contract value and accounted as Deferred contract cost. Further as at March 31, 2022, the Company has entered into a financing arrangement with a third party for these assets for `895 crore which has been considered as financial liability. This includes `869 crore settled directly by the third party to the customer on behalf of the Company and accordingly considered as non-cash transaction.

2.14 TRADE PAYABLES

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Trade payables	4,134	2,645
Total trade payables	4,134	2,645

Trade payables ageing schedule for the year ended as on March 31, 2022 and March 31, 2021:

(In crore)

Particulars		Outstanding for following periods from due date of payment
	Not Due	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Trade payables	3,299	835	–	–	–	4,134
	2,386	246	4	4	5	2,645
Total trade payables	3,299	835	–	–	–	4,134
	2,386	246	4	4	5	2,645

Relationship with struck off companies

(In crore)

Name of Struck off Company	Nature of transactions	Transactions during the year ended March 31, 2022	Balance outstanding at the end of the year as at March 31, 2022	Relationship with the Struck off company, if any, to be disclosed
Compulease Networks Private Limited	Payables	–*	–	Vendor
Evineon Technologies Private Limited	Payables	–*	–	Vendor

* Less than 1 crore

(In crore)

Name of Struck off Company	Nature of transactions	Transactions during the year ended March 31, 2021	Balance outstanding at the end of the year as at March 31, 2021	Relationship with the Struck off company, if any, to bedisclosed
Compulease Networks Private Limited	Payables	–*	–	Vendor
Mysodet Private Limited	Payables	1	–	Vendor

* Less than 1 crore

2.15 OTHER LIABILITIES

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Non-current
Others
Withholding taxes and others	–	364
Deferred income - government grants	64	57
Accrued defined benefit plan liability	367	324
Deferred income	9	17
Others	11	1
Total non-current other liabilities	451	763
Current
Unearned revenue	6,324	4,050
Others
Withholding taxes and others	2,834	2,170
Accrued defined benefit plan liability	5	6
Deferred income - government grants	11	3
Others	4	4
Total current other liabilities	9,178	6,233
Total other liabilities	9,629	6,996

2.16 PROVISIONS

Accounting policy

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The Group provides its clients with a fixed-period post sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in Consolidated Statement of Profit and Loss. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and other provisions

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Current
Others
Post-sales client support and other provisions	975	713
Total provisions	975	713

The movement in the provision for post-sales client support is as follows:

(In crore)

Particulars	Year ended
March 31, 2022
Balance at the beginning	713
Provision recognized / (reversed)	372
Provision utilized	(180)
Exchange difference	30
Balance at the end	935

Provision for post sales client support represents cost associated with providing post sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

2.17 INCOME TAXES

Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Consolidated Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity or other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.

The Group offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to equity.

Income tax expense in the Consolidated Statement of Profit and Loss comprises:

(In crore)

Particulars	Year ended March 31,
	2022	2021
Current taxes	7,811	6,672
Deferred taxes	153	533
Income tax expense	7,964	7,205

Income tax expense for the year ended March 31, 2022 and March 31, 2021 includes reversal (net of provisions) of 268 crore and 348 crore, respectively. These reversals pertains to prior periods on account of adjudication of certain disputed matters in favor of the Company and upon filing of return across various jurisdictions.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(In crore)

Particulars	Year ended March 31,
	2022	2021
Profit before income taxes	30,110	26,628
Enacted tax rates in India	34.94%	34.94%
Computed expected tax expense	10,522	9,305
Tax effect due to non-taxable income for Indian tax purposes	(2,949)	(2,569)
Overseas taxes	984	705
Tax provision (reversals)	(268)	(348)
Effect of exempt non-operating income	(52)	(34)
Effect of unrecognized deferred tax assets	72	10
Effect of differential tax rates	(196)	(129)
Effect of non-deductible expenses	162	148
Impact of change in tax rate	(94)	–
Others	(217)	117
Income tax expense	7,964	7,205

The applicable Indian corporate statutory tax rate for the year ended March 31, 2022 and March 31, 2021 is 34.94% each.

The foreign tax expense is due to income taxes payable overseas principally in the United States. In India, the Group has benefited from certain tax incentives that the Government of India had provided for export of software and services from the units registered under the Special Economic Zones (SEZs) Act, 2005. SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone re-Investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Group for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961.

Deferred income tax for the year ended March 31, 2022 and March 31, 2021 substantially relates to origination and reversal of temporary differences.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As at March 31, 2022, Infosys' U.S. branch net assets amounted to approximately 6,332 crore. As at March 31, 2022, the Company has a deferred tax liability for BPT of 158 crore (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to 9,618 crore and 9,670 crore as at March 31, 2022 and March 31, 2021, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets have not been recognized on accumulated losses of 4,487 crore and 3,726 crore as at March 31, 2022 and March 31, 2021, respectively, as it is probable that future taxable profit will be not available against which the unused tax losses can be utilized in the foreseeable future.

The following table provides details of expiration of unused tax losses as at March 31, 2022:

(In crore)

Year	As at
March 31, 2022
2023	201
2024	154
2025	127
2026	153
2027	52
Thereafter	3,800
Total	4,487

The following table provides details of expiration of unused tax losses as at March 31, 2021:

(In crore)

Year	As at
March 31, 2021
2022	68
2023	206
2024	135
2025	112
2026	137
Thereafter	3,068
Total	3,726

The following table provides the details of income tax assets and income tax liabilities as at March 31, 2022 and March 31, 2021:

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Income tax assets	6,152	5,811
Current income tax liabilities	2,607	2,146
Net current income tax asset / (liability) at the end	3,545	3,665

The gross movement in the current income tax asset/ (liability) for the year ended March 31, 2022 and March 31, 2021 is as follows:

(In crore)

Particulars	Year ended March 31,
	2022	2021
Net current income tax asset / (liability) at the beginning	3,665	3,901
Translation differences	(7)	1
Income tax paid	7,612	6,389
Current income tax expense	(7,811)	(6,672)
Income tax benefit arising on exercise of stock options	63	45
Additions through business combination	–	(3)
Tax impact on buyback expenses	8	–
Income tax on other comprehensive income	15	4
Net current income tax asset / (liability) at the end	3,545	3,665

The movement in gross deferred income tax assets / liabilities (before set off) for the year ended March 31, 2022 is as follows:

(In crore)

Particulars	Carrying value as at April 1, 2021	Changes through profit and loss	Addition through business combination	Changes through OCI	Translation difference	Carrying value as of March 31, 2022
Deferred income tax assets/(liabilities)
Property, plant and equipment	255	(44)	–	–	–	211
Lease liabilities	166	14	–	–	–	180
Accrued compensation to employees	42	10	–	–	(1)	51
Trade receivables	217	(4)	–	–	–	213
Compensated absences	497	32	–	–	–	529
Post sales client support	121	9	–	–	1	131
Credits related to branch profits	355	308	–	–	13	676
Derivative financial instruments	(57)	29	–	3	–	(25)
Intangible assets	31	17	–	–	1	49
Intangibles arising on business combinations	(368)	62	–	–	(2)	(308)
Branch profit tax	(500)	(316)	–	–	(18)	(834)
SEZ reinvestment reserve	(613)	(239)	–	–	–	(852)
Others	77	(31)	–	(12)	1	35
Total deferred income tax assets/(liabilities)	223	(153)	–	(9)	(5)	56

The movement in gross deferred income tax assets / liabilities (before set off) for the year ended March 31, 2021 is as follows:

(In crore)

Particulars	Carrying value as at April 1, 2020	Changes through profit and loss	Addition through business combination	Changes through OCI	Translation difference	Carrying value as of March 31, 2021
Deferred income tax assets/(liabilities)
Property, plant and equipment	244	12	–	–	(1)	255
Lease liabilities	136	30	–	–	–	166
Accrued compensation to employees	52	(10)	–	–	–	42
Trade receivables	197	20	–	–	–	217
Compensated absences	433	62	–	–	2	497
Post sales client support	111	11	–	–	(1)	121
Credits related to branch profits	377	(11)	–	–	(11)	355
Derivative financial instruments	162	(210)	–	(9)	–	(57)
Intangible assets	20	13	–	–	(2)	31
Intangibles arising on business combinations	(426)	78	(23)	–	3	(368)
Branch profit tax	(555)	38	–	–	17	(500)
SEZ reinvestment reserve	(82)	(531)	–	–	–	(613)
Others	107	(35)	2	3	–	77
Total deferred income tax assets/(liabilities)	776	(533)	(21)	(6)	7	223

The deferred income tax assets and liabilities are as follows:

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Deferred income tax assets after set off	1,212	1,098
Deferred income tax liabilities after set off	(1,156)	(875)

Deferred tax assets and deferred tax liabilities have been offset wherever the Group has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

In assessing the reliability of deferred income tax assets, the management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the Management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The Company’s Advanced Pricing Arrangement (APA) with the Internal Revenue Service (IRS) for US branch income tax expired in March 2021. The Company has applied for renewal of APA and currently the US taxable income is based on the Company’s best estimate determined based on the expected value method.

2.18 REVENUE FROM OPERATIONS

Accounting policy

The Group derives revenues primarily from IT services comprising software development and related services, maintenance, consulting and package implementation, licensing of software products and platforms across the Group’s core and digital offerings (together called as “software related services”) and business process management services. Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-timeframe basis.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved by the parties, in writing, to the contract, the parties to the contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services (“performance obligations”) to customers in an amount that reflects the consideration the Group has received or expects to receive in exchange for these products or services (“transaction price”). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Group allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Group estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Group’s contracts may include variable consideration including rebates, volume discounts and penalties. The Group includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit of work based contracts, are recognized as the related services are performed. Fixed price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Group’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended are used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contracts and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance based billing and / or milestone based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Group measures the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Group is unable to determine the standalone selling price, the Group uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Certain cloud and infrastructure services contracts include multiple elements which may be subject to other specific accounting guidance, such as leasing guidance. These contracts are accounted in accordance with such specific accounting guidance. In such arrangements where the Group is able to determine that hardware and services are distinct performance obligations, it allocates the consideration to these performance obligations on a relative standalone selling price basis. In the absence of standalone selling price, the Group uses the expected cost-plus margin approach in estimating the standalone selling price. When such arrangements are considered as a single performance obligation, revenue is recognized over the period and measure of progress is determined based on promise in the contract

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS).When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Group uses the expected cost plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably on a straight line basis over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it controls the good or service before it is transferred to the customer. The Group considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the goods or service and therefore, is acting as a principal or an agent.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Group expects to recover them.

Certain eligible, nonrecurring costs (e.g. set-up or transition or transformation costs) that do not represent a separate performance obligation are recognized as an asset when such costs (a) relate directly to the contract; (b) generate or enhance resources of the Company that will be used in satisfying the performance obligation in the future; and (c) are expected to be recovered.

Capitalized contract costs relating to upfront payments to customers are amortized to revenue and other capitalized costs are amortized to expenses over the respective contract life on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates. Capitalized costs are monitored regularly for impairment. Impairment losses are recorded when present value of projected remaining operating cash flows is not sufficient to recover the carrying amount of the capitalized costs.

The Group presents revenues net of indirect taxes in its Consolidated Statement of Profit and Loss.

Revenue from operation for the year ended March 31, 2022 and March 31, 2021 are as follows:

(In crore)

Particulars	Year ended March 31,
	2022	2021
Revenue from software services	113,536	93,387
Revenue from products and platforms	8,105	7,085
Total revenue from operations	121,641	100,472

The Group has evaluated the impact of COVID – 19 pandemic resulting on (i) the possibility of constraints in our ability to render services which may require revision of estimations of costs to complete the contract because of additional efforts; (ii) onerous obligations; (iii) penalties relating to breaches of service level agreements, and (iv) termination or deferment of contracts by customers. The Group has concluded that the impact of COVID – 19 pandemic is not material based on these estimates. Due to the nature of the COVID-19 pandemic, the Group continues to monitor developments to identify significant uncertainties relating to revenue in future periods.

Disaggregated revenue information

The table below presents disaggregated revenues from contracts with customers by geography and offerings for each of our business segments. The Group believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other economic factors.

For the year ended March 31, 2022 and March 31, 2021:

(In crore)

Particulars	Financial Services (1)	Retail(2)	Communication (3)	Energy , Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences(4)	Others (5)	Total
Revenues by Geography*
North America	24,410	11,989	8,474	7,430	6,303	9,342	6,173	937	75,058
	19,517	9,722	6,791	6,935	5,126	8,052	4,728	769	61,640
Europe	6,746	4,759	3,598	5,766	6,606	224	2,203	227	30,129
	6,415	4,165	2,893	4,481	3,962	164	2,013	210	24,303
India	1,933	90	315	153	69	412	27	586	3,585
	1,568	61	229	33	53	294	16	645	2,899
Rest of the world	5,813	896	2,795	1,135	358	58	114	1,700	12,869
	5,083	797	2,715	1,090	306	50	113	1,476	11,630
Total	38,902	17,734	15,182	14,484	13,336	10,036	8,517	3,450	121,641
	32,583	14,745	12,628	12,539	9,447	8,560	6,870	3,100	100,472
Revenue by offerings
Digital	20,391	10,857	9,310	8,412	8,240	5,817	4,925	1,452	69,404
	15,547	7,695	6,478	6,077	4,567	4,160	3,020	1,143	48,687
Core	18,511	6,877	5,872	6,072	5,096	4,219	3,592	1,998	52,237
	17,036	7,050	6,150	6,462	4,880	4,400	3,850	1,957	51,785
Total	38,902	17,734	15,182	14,484	13,336	10,036	8,517	3,450	121,641
	32,583	14,745	12,628	12,539	9,447	8,560	6,870	3,100	100,472

(1)	Financial Services include enterprises in Financial Services and Insurance

(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3)	Communication includes enterprises in Communication, Telecom OEM and Media

(4)	Life Sciences includes enterprises in Life sciences and Health care

(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

*	Geographical revenues is based on the domicile of customer

Digital Services

Digital Services comprise of service and solution offerings of the Group that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and big data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

Core Services

Core Services comprise traditional offerings of the Group that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, and support and integration services.

Products & platforms

The Group also derives revenues from the sale of products and platforms including Finacle® – core banking solution, Edge Suite of products, Infosys NIA® - Artificial Intelligence (AI) platform which applies next-generation AI and machine learning, Panaya® platform, Skava® platform, Stater digital platform, and Infosys McCamish – insurance platform.

The percentage of revenue from fixed-price contracts for each of the year ended March 31, 2022 and March 31, 2021 is approximately 53%.

Trade Receivables and Contract Balances

The timing of revenue recognition, billings and cash collections results in receivables, unbilled revenue, and unearned revenue on the Group’s Consolidated Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Group’s receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time and material contracts and fixed price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed price contracts is based on milestones as defined in the contract and therefore the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore, unbilled revenues for other fixed price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivables and unbilled revenues are presented net of impairment in the Consolidated Balance Sheet.

During the year ended March 31, 2022 and March 31, 2021, the Company recognized revenue of 3,551 crore and 2,489 crore arising from opening unearned revenue as of April 1, 2021 and April 1, 2020 respectively.

During the year ended March 31, 2022 and March 31, 2021, 4,047 crore and 3,822 crore of unbilled revenue pertaining to other fixed price and fixed time frame contracts as of April 1, 2021 and April 1, 2020, respectively has been reclassified to Trade receivables upon billing to customers on completion of milestones.

Performance obligations and remaining performance obligations

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognized as at the end of the reporting period and an explanation as to when the Group expects to recognize these amounts in revenue. Applying the practical expedient as given in Ind AS 115, the Group has not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date, typically those contracts where invoicing is on time and material and unit of work based contracts. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustment for revenue that has not materialized and adjustments for currency fluctuations.

The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2022, other than those meeting the exclusion criteria mentioned above, is 74,254 crore. Out of this, the Group expects to recognize revenue of around 55% within the next one year and the remaining thereafter. The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2021 is 69,890 crore. The contracts can generally be terminated by the customers and typically includes an enforceable termination penalty payable by them. Generally, customers have not terminated contracts without cause.

2.19 OTHER INCOME, NET

Accounting policy

Other income is comprised primarily of interest income, dividend income, gain / loss on investment and exchange gain / loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

Foreign currency

Accounting policy

Functional currency

The functional currency of Infosys, Infosys BPM, controlled trusts, EdgeVerve and Skava is the Indian rupee. The functional currencies for other subsidiaries are their respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the Consolidated Statement of Profit and Loss and reported within exchange gains / (losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. The related revenue and expense are recognized using the same exchange rate.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the presentation currency is performed for assets and liabilities using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed of, in full, the relevant amount is transferred to net profit in the Consolidated Statement of Profit and Loss. However when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Other Comprehensive Income, net of taxes, includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the Balance Sheet date.

Government grant

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in net profit in the Consolidated Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the Consolidated Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

Other income for the year ended March 31, 2022 and March 31, 2021 is as follows:

(In crore)

Particulars	Year ended March 31,
	2022	2021
Interest income on financial assets carried at amortized cost:
Tax free bonds and Government bonds	152	143
Deposit with Bank and others	851	1,052
Interest income on financial assets carried at fair value through other comprehensive income:
Non-convertible debentures and certificates of deposit, commercial paper and government securities	642	409
Income on investments carried at fair value through profit or loss
Dividend income on liquid mutual funds	–	11
Gain / (loss) on liquid mutual funds and other investments	177	74
Income on investments carried at fair value through other comprehensive income	1	82
Interest income on income tax refund	–	4
Exchange gains / (losses) on foreign currency forward and options contracts	88	556
Exchange gains / (losses) on translation of assets and liabilities	186	(346)
Miscellaneous income, net	198	216
Total other income	2,295	2,201

2.20 EXPENSES

(In crore)

Particulars	Year ended March 31,
	2022	2021
Employee benefit expenses
Salaries including bonus	61,522	53,616
Contribution to provident and other funds	1,617	1,337
Share based payments to employees (Refer to Note 2.12)	415	333
Staff welfare	432	255
	63,986	55,541
Cost of software packages and others
For own use	1,417	1,221
Third party items bought for service delivery to clients	5,394	3,002
	6,811	4,223
Other expenses
Repairs and maintenance	1,066	1,300
Power and fuel	132	143
Brand and marketing	553	355
Short-term leases (Refer to Note 2.21)	61	82
Rates and taxes	265	256
Consumables	146	111
Insurance	164	134
Provision for post-sales client support and others	78	39
Commission to non-whole time directors	11	6
Impairment loss recognized / (reversed) under expected credit loss model	170	190
Contributions towards Corporate Social responsibility*	426	439
Others	352	231
	3,424	3,286

*	Figures for the year ended March 31, 2021 includes 37 crore which the Company intends to spend in the future relating to and in addition to the amounts spent in the prior years

Consequent to the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021 (“the Rules”), the Company was required to transfer its CSR capital assets created prior to January 2021. Towards this the Company had incorporated a controlled subsidiary ‘Infosys Green Forum’ under Section 8 of the Companies Act, 2013. During the year ended March 31, 2022 the Company has completed the transfer of assets upon obtaining the required approvals from regulatory authorities, as applicable.

2.21 LEASES

Accounting Policy

The Group as a lessee

The Group’s lease asset classes primarily consist of leases for land, buildings and computers. The Group assesses whether a contract contains a lease at the inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the group assesses whether : (i) the contract involves the use of an identified asset; (ii) the Group has substantially all of the economic benefits from use of the asset through the period of the lease, and (iii) the Group has the right to direct the use of the asset.

At the date of commencement of the lease, the Group recognizes a right-of-use (ROU) asset and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

As a lessee, the Group determines the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Group makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Infosys’s operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances.

Certain lease arrangements includes the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset.

Right-of-use assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of the leases. Lease liabilities are remeasured with a corresponding adjustment to the related right of use asset if the Group changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Group as a lessor

Leases for which the Group is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the ROU asset arising from the head lease.

For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2022:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of April 1, 2021	630	3,984	19	161	4,794
Additions*	–	467	6	459	932
Deletions	–	(106)	–	(47)	(153)
Depreciation	(6)	(657)	(10)	(108)	(781)
Translation difference	4	23	1	3	31
Balance as of March 31, 2022	628	3,711	16	468	4,823

* Net of adjustments on account of modifications

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2021:

(In crore

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of April 1, 2020	626	3,485	15	42	4,168
Additions	7	1,234	13	140	1,394
Deletions	–	(147)	–	–	(147)
Depreciation	(7)	(591)	(11)	(26)	(635)
Translation difference	4	3	2	5	14
Balance as of March 31, 2021	630	3,984	19	161	4,794

The following is the break-up of current and non-current lease liabilities:

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Current lease liabilities	872	738
Non-current lease liabilities	4,602	4,587
Total	5,474	5,325

The following is the movement in lease liabilities:

(In crore)

Particulars	Year ended March 31,
	2022	2021
Balance at the beginning	5,325	4,633
Additions	933	1,494
Deletions	(134)	(168)
Finance cost accrued during the period	175	176
Payment of lease liabilities	(910)	(821)
Translation difference	85	11
Balance at the end	5,474	5,325

The table below provides the details regarding the contractual maturities of lease liabilities on an undiscounted basis:

(In crore)

Particulars	As At
	March 31, 2022	March 31, 2021
Less than one year	991	867
One to five years	3,793	3,011
More than five years	1,423	2,239
Total	6,207	6,117

The Group does not face a significant liquidity risk with regard to its lease liabilities as the current assets are sufficient to meet the obligations related to lease liabilities as and when they fall due.

Rental expense recorded for short-term leases was 61 crore and 82 crore for the year ended March 31, 2022 and March 31, 2021, respectively.

The aggregate depreciation on ROU assets has been included under depreciation and amortization expense in the Consolidated Statement of Profit and Loss.

The following is the movement in the net investment in sublease of ROU assets:

(In crore)

Particulars	Year ended March 31,
	2022	2021
Balance at the beginning	388	433
Additions	5	3
Interest income accrued during the period	13	14
Lease receipts	(48)	(49)
Translation difference	14	(13)
Balance at the end	372	388

The table below provides details regarding the contractual maturities of net investment in sublease of ROU asset on an undiscounted basis:

(In crore)

Particulars	As At
	March 31, 2022	March 31, 2021
Less than one year	55	51
One to five years	297	218
More than five years	64	179
Total	416	448

2.22 EMPLOYEE BENEFITS

Accounting policy

Gratuity and Pensions

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees majorly of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group. The Company contributes Gratuity liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Group operates defined benefit pension plan in certain overseas jurisdictions, in accordance with the local laws. These plans are managed by third party fund managers. The plans provide for periodic payouts after retirement and/or for a lumpsum payment as set out in rules of each fund and includes death and disability benefits.

Liabilities with regard to these defined benefit plans are determined by actuarial valuation, performed by an external actuary, at each Balance Sheet date using the projected unit credit method. These defined benefit plans expose the Group to actuarial risks, such as longevity risk, currency risk, interest rate risk and market risk.

The Group recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability / (asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in net profit in the Consolidated Statement of Profit and Loss.

Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government of India. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The Companies have no further obligation to the plan beyond its monthly contributions.

Superannuation

Certain employees of Infosys, Infosys BPM and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid / availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

The Code on Social Security, 2020 (‘Code’) relating to employee benefits during employment and post-employment benefits received Presidential assent in September 2020. The Code has been published in the Gazette of India. However, the date on which the Code will come into effect has not been notified. The Company will assess the impact of the Code when it comes into effect and will record any related impact in the period the Code becomes effective.

2.22.1 Gratuity and Pension

The following tables set out the funded status majorly of the Indian gratuity plans and the amounts recognized in the Group's financial statements as at March 31, 2022 and March 31, 2021:

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Change in benefit obligations
Benefit obligations at the beginning	1,624	1,402
Service cost	219	207
Interest expense	89	84
Transfer of obligation	–	3
Remeasurements - Actuarial (gains) / losses	81	30
Benefits paid	(274)	(98)
Translation difference	(17)	(4)
Benefit obligations at the end	1,722	1,624
Change in plan assets
Fair value of plan assets at the beginning	1,610	1,522
Interest income	96	92
Remeasurements- Return on plan assets excluding amounts included in interest income	24	11
Contributions	267	78
Benefits paid	(286)	(93)
Fair value of plan assets at the end	1,711	1,610
Funded status	(11)	(14)

Amount for the year ended March 31, 2022 and March 31, 2021 recognized in the Consolidated Statement of Profit and Loss under employee benefit expense:

(In crore)

Particulars	Year ended March 31,
	2022	2021
Service cost	219	207
Net interest on the net defined benefit liability / (asset)	(7)	(8)
Net gratuity cost	212	199

Amount for the year ended March 31, 2021 and March 31, 2020 recognized in the Consolidated Statement of Other Comprehensive Income:

(In crore)

Particulars	Year ended March 31,
	2022	2021
Remeasurements of the net defined benefit liability / (asset)
Actuarial (gains) / losses	81	30
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	(24)	(11)
	57	19

(In crore)

Particulars	Year ended March 31,
	2022	2021
(Gain) / loss from change in demographic assumptions	–	–
(Gain) / loss from change in financial assumptions	(46)	14
(Gain) / loss from experience adjustment	127	16
	81	30

The weighted-average assumptions used to determine benefit obligations as at March 31, 2022 and March 31, 2021 are set out below:

Particulars	As at
	March 31, 2022	March 31, 2021
Discount rate (1)	6.5%	6.1%
Weighted average rate of increase in compensation levels (2)	6.0%	6.0%
Weighted average duration of defined benefit obligation (3)	5.9 years	5.9 years

The weighted-average assumptions used to determine net periodic benefit cost for the year ended March 31, 2022 and March 31, 2021 are set out below:

Particulars	Year ended March 31,
	2022	2021
Discount rate	6.1%	6.2%
Weighted average rate of increase in compensation levels	6.0%	6.0%

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

(1)	In India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees’ average remaining service life which reflects the average estimated term of the post- employment benefit obligations.

(2)	The average rate of increase in compensation levels is determined by the Company, considering factors such as, the Company’s past compensation revision trends and the Management’s estimate of future salary increases.

(3)	Attrition rate considered is the Management’s estimate based on the past long-term trend of employee turnover in the Company.

Sensitivity of significant assumptions used for valuation of defined benefit obligation:

(In crore)

Impact from percentage point increase / decrease in	As at March 31, 2022
Discount rate	81
Weighted average rate of increase in compensation levels	73

Sensitivity to significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation by one percentage, keeping all other actuarial assumptions constant. In practice, this is not probable, and changes in some of the assumptions may be correlated.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees Gratuity Fund Trust, respectively. Trustees administer contributions made to the trust as at March 31, 2022 and March 31, 2021, the plan assets have been primarily invested in insurer managed funds.

Actual return on assets for the year ended March 31, 2022 and March 31, 2021 were 120 crore and 103 crore, respectively.

The Group expects to contribute 226 crore to the gratuity trusts during fiscal 2023.

The maturity profile of defined benefit obligation is as follows:

(In crore)

Within 1 year	264
1-2 year	268
2-3 year	280
3-4 year	285
4-5 year	324
5-10 years	1,697

The Group operates defined benefit pension plan in certain overseas jurisdictions, in accordance with local laws. As on March 31, 2022, and March 31, 2021, the defined benefit obligation (DBO) is 926 crore and 814 crore, fair value of plan assets is 846 crore and 690 crore resulting in recognition of a net DBO of 80 crore and 124 crore.

2.22.2 Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by the Actuarial Society of India.

The following tables set out the funded status of the defined benefit provident fund plan of Infosys Limited and the amounts recognized in the Company's financial statements as at March 31, 2022 and March 31, 2021:

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Change in benefit obligations
Benefit obligations at the beginning	8,287	7,366
Service cost - employer contribution	656	423
Employee contribution	1,153	816
Interest expense	516	606
Actuarial (gains) / loss	118	(26)
Benefits paid	(1,426)	(898)
Benefit obligations at the end	9,304	8,287
Change in plan assets
Fair value of plan assets at the beginning	8,140	7,117
Interest income	507	596
Remeasurements- Return on plan assets excluding amounts included in interest income	66	125
Contributions	1,771	1,200
Benefits paid	(1,426)	(898)
Fair value of plan assets at the end	9,058	8,140
Net liability	(246)	(147)

The amount for the year ended March 31, 2022 and March 31, 2021 recognized in the Consolidated Statement of Other Comprehensive Income:

(In crore)

Particulars	Year ended March 31,
	2022	2021
Remeasurements of the net defined benefit liability / (asset)
Actuarial (gains) / losses	118	(26)
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability / (asset)	(66)	(125)
	52	(151)

The assumptions used in determining the present value obligation of the defined benefit plan under the Deterministic Approach are as follows:

Particulars	As at
	March 31, 2022	March 31, 2021
Government of India (GOI) bond yield (1)	6.50%	6.10%
Expected rate of return on plan assets	7.70%	8.00%
Remaining term to maturity of portfolio	6 years	6 years
Expected guaranteed interest rate	8.10%	8.50%

(1)	In India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees’ average remaining service life which reflects the average estimated term of the post- employment benefit obligations.

The breakup of the plan assets into various categories as at March 31, 2022 and March 31, 2021 are as follows:

Particulars	As at
	March 31, 2022	March 31, 2021
Central and State government bonds	57%	54%
Public sector undertakings and Private sector bonds	37%	40%
Others	6%	6%

The asset allocation for plan assets is determined based on the investment criteria prescribed under the relevant regulations.

As at March 31, 2021 the defined benefit obligation would be affected by approximately 88 crore and 114 on account of a 0.25% increase / decrease in the expected rate of return on plan assets.

The Group contributed 882 crore and 665 crore to the provident fund during the year ended March 31, 2022 and March 31, 2021, respectively. The same has been recognized in the Consolidated Statement of Profit and Loss under the head employee benefit expense.

The provident plans are applicable only to employees drawing a salary in Indian rupees.

2.22.3 Superannuation

The Group contributed 364 crore and 260 crore during the year ended March 31, 2022 and March 31, 2021, respectively and the same has been recognized in the Consolidated Statement of Profit and Loss under the head employee benefit expense.

2.22.4 Employee benefit costs include:

(In crore)

Particulars	Year ended March 31,
	2022	2021
Salaries and bonus(1)	62,489	54,274
Defined contribution plans	478	358
Defined benefit plans	1,019	909
	63,986	55,541

(1)	Includes employee stock compensation expense of 415 crore and 333 crore for the year ended March 31, 2022 and March 31, 2021 respectively.

2.23 BASIC AND DILUTED SHARES USED IN COMPUTING EARNINGS PER SHARE

Accounting policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Group by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Group by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

Particulars	Year ended March 31,
	2022	2021
Basic earnings per equity share - weighted average number of equity shares outstanding (1)	4,209,546,724	4,242,416,665
Effect of dilutive common equivalent shares - share options outstanding	8,978,410	8,315,802
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	4,218,525,134	4,250,732,467

(1)	Excludes treasury shares

For the year ended March 31, 2022 and March 31, 2021, there are no options to purchase equity shares had an anti-dilutive effect, respectively.

2.24 CONTINGENT LIABILITIES AND COMMITMENTS

Accounting policy

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Contingent liabilities :
Claims against the Group, not acknowledged as debts(1)	4,641	4,061
[Amount paid to statutory authorities 6,006 crore (6,105 crore)]
Commitments :
Estimated amount of contracts remaining to be executed on capital contracts and not provided for (net of advances and deposits)(2)	1,245	733
Other commitments*	28	42

*	Uncalled capital pertaining to investments

(1)	As at March 31, 2022, claims against the Group not acknowledged as debts in respect of income tax matters amounted to 4,001 crore. As at March 31, 2021, claims against the Group not acknowledged as debts in respect of income tax matters amounted to 3,462 crore.

The claims against the Group majorly represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of multiple issues of disallowances such as disallowance of profits earned from STP Units and SEZ Units, disallowance of deductions in respect of employment of new employees under section 80JJAA, disallowance of expenditure towards software being held as capital in nature, payments made to Associated Enterprises held as liable for withholding of taxes. These matters are pending before various Appellate Authorities and the management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

Amount paid to statutory authorities against the tax claims amounted to 5,996 crore and 6,095 crore as at March 31, 2022 and March 31, 2021, respectively.

(2)	Capital contracts primarily comprises of commitments for infrastructure facilities and computer equipments.

Legal Proceedings

The Group is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Group’s Management reasonably expects based on currently available information, that these legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Group’s results of operations or financial condition.

2.25 RELATED PARTY TRANSACTIONS

List of related parties:

Name of subsidiaries	Country	Holdings as at
		March 31, 2022	March 31, 2021
Infosys Technologies (China) Co. Limited (Infosys China)	China	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100%	100%
Infosys Technologies (Sweden) AB (Infosys Sweden)	Sweden	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100%	100%
Infosys Nova Holdings LLC. (Infosys Nova)	U.S.	100%	100%
EdgeVerve Systems Limited (EdgeVerve)	India	100%	100%
Infosys Austria GmbH	Austria	100%	100%
Skava Systems Private Limited (Skava Systems)(41)	India	100%	100%
Kallidus Inc, (Kallidus)(42)	U.S.	–	–
Infosys Chile SpA	Chile	100%	100%
Infosys Arabia Limited(2)	Saudi Arabia	70%	70%
Infosys Consulting Ltda.(1)	Brazil	100%	100%
Infosys CIS LLC(1)(15)	Russia	–	–
Infosys Luxembourg S.a.r.l	Luxembourg	100%	100%
Infosys Americas Inc., (Infosys Americas)	U.S.	100%	100%
Infosys Public Services, Inc. USA (Infosys Public Services)	U.S.	100%	100%
Infosys Canada Public Services Inc(20)(53)	Canada	–	–
Infosys BPM Limited(61)	India	100%	99.99%
Infosys (Czech Republic) Limited s.r.o.(3)	Czech Republic	100%	99.99%
Infosys Poland Sp z.o.o(3)	Poland	100%	99.99%
Infosys McCamish Systems LLC(3)	U.S.	100%	99.99%
Portland Group Pty Ltd(3)	Australia	100%	99.99%
Infosys BPO Americas LLC.(3)	U.S.	100%	99.99%
Infosys Consulting Holding AG (Infosys Lodestone)	Switzerland	100%	100%
Infosys Management Consulting Pty Limited(4)	Australia	100%	100%
Infosys Consulting AG(4)	Switzerland	100%	100%
Infosys Consulting GmbH(4)	Germany	100%	100%
Infosys Consulting S.R.L.	Romania	100%	100%
Infosys Consulting SAS(4)	France	100%	100%
Infosys Consulting s.r.o. v likvidaci (formerly Infosys Consulting s.r.o.)(4)(52)	Czech Republic	–	100%
Infosys Consulting (Shanghai) Co., Ltd.(4)(48)	China	–	100%
Infy Consulting Company Ltd(4)	U.K.	100%	100%
Infy Consulting B.V.(4)	The Netherlands	100%	100%
Infosys Consulting Sp. z.o.o(29)	Poland	–	–
Lodestone Management Consultants Portugal, Unipessoal, Lda.(4)(34)	Portugal	–	–
Infosys Consulting S.R.L.(4)	Argentina	100%	100%
Infosys Consulting (Belgium) NV(5)	Belgium	99.90%	99.90%
Panaya Inc. (Panaya)	U.S.	100%	100%
Panaya Ltd.(6)	Israel	100%	100%
Panaya GmbH(6)	Germany	100%	100%
Brilliant Basics Holdings Limited (Brilliant Basics)(41)	U.K.	100%	100%
Brilliant Basics Limited(7)(41)	U.K.	100%	100%
Brilliant Basics (MENA) DMCC(7)(21)	Dubai	–	–
Infosys Consulting Pte. Ltd. (Infosys Singapore)	Singapore	100%	100%
Infosys Middle East FZ LLC(8)	Dubai	100%	100%
Fluido Oy(8)	Finland	100%	100%
Fluido Sweden AB (Extero)(11)	Sweden	100%	100%
Fluido Norway A/S(11)	Norway	100%	100%
Fluido Denmark A/S(11)	Denmark	100%	100%
Fluido Slovakia s.r.o(11)	Slovakia	100%	100%
Fluido Newco AB(11)(36)	Sweden	–	–
Infosys Compaz Pte. Ltd(9)	Singapore	60%	60%
Infosys South Africa (Pty) Ltd(8)	South Africa	100%	100%
WongDoody Holding Company Inc. (WongDoody)(1)(54)	U.S.	–	100%
WDW Communications, Inc(10)(55)	U.S.	–	100%
WongDoody, Inc(10)(56)	U.S.	100%	100%
HIPUS Co., Ltd(9)	Japan	81%	81%
Stater N.V.(9)	The Netherlands	75%	75%
Stater Nederland B.V.(12)	The Netherlands	75%	75%
Stater Duitsland B.V.(12)(38)	The Netherlands	–	–
Stater XXL B.V.(12)	The Netherlands	75%	75%
HypoCasso B.V.(12)	The Netherlands	75%	75%
Stater Participations B.V.(12)	The Netherlands	75%	75%

Name of subsidiaries	Country	Holdings as at
		March 31, 2022	March 31, 2021
Stater Deutschland Verwaltungs-GmbH(13)(37)	Germany	–	–
Stater Deutschland GmbH & Co. KG(13)(37)	Germany	–	–
Stater Belgium N.V./S.A.(14)(39)	Belgium	75%	75%
Stater Gmbh(12)(46)	Germany	75%	–
Outbox systems Inc. dba Simplus (US)(16)	U.S.	100%	100%
Simplus North America Inc.(17)(45)	Canada	–	100%
Simplus ANZ Pty Ltd.(17)	Australia	100%	100%
Simplus Australia Pty Ltd(18)	Australia	100%	100%
Sqware Peg Digital Pty Ltd(19)(49)	Australia	–	100%
Simplus Philippines, Inc.(17)	Philippines	100%	100%
Simplus Europe, Ltd.(17)(47)	U.K.	–	100%
Infosys Fluido UK, Ltd. (formerly Simplus U.K., Ltd)(22)	U.K.	100%	100%
Infosys Fluido Ireland, Ltd.(formerly Simplus Ireland, Ltd)(23)	Ireland	100%	100%
Infosys Limited Bulgaria EOOD(1)(24)	Bulgaria	100%	100%
Kaleidoscope Animations, Inc.(27)	U.S.	100%	100%
Kaleidoscope Prototyping LLC(28)	U.S.	100%	100%
GuideVision s.r.o.(25)	Czech Republic	100%	100%
GuideVision Deutschland GmbH(26)	Germany	100%	100%
GuideVision Suomi Oy(26)	Finland	100%	100%
GuideVision Magyarország Kft(26)	Hungary	100%	100%
GuideVision Polska SP.Z.O.O(26)	Poland	100%	100%
GuideVision UK Ltd(26)	U.K.	100%	100%
Blue Acorn iCi Inc (formerly Beringer Commerce Inc)(30)	U.S.	100%	100%
Beringer Capital Digital Group Inc(30)(59)	U.S.	–	100%
Mediotype LLC(31)(59)	U.S.	–	100%
Beringer Commerce Holdings LLC(31)(59)	U.S.	–	100%
SureSource LLC(32)(57)	U.S.	–	100%
Blue Acorn LLC(32)(57)	U.S.	–	100%
Simply Commerce LLC(32)(57)	U.S.	–	100%
iCiDIGITAL LLC(33)(58)	U.S.	–	100%
Infosys BPM UK Limited(3)(35)	U.K.	–	–
Infosys Turkey Bilgi Teknolojikeri Limited Sirketi(1)(40)	Turkey	100%	–
Infosys Germany Holding Gmbh(1)(43)	Germany	100%	100%
Infosys Automotive and Mobility GmbH & Co. KG(1)(44)	Germany	100%	–
Infosys Green Forum(1)(50)	India	100%	–
Infosys (Malaysia) SDN. BHD. (formerly Global Enterprise International (Malaysia) Sdn. Bhd.)(51)	Malaysia	100%	–
Infosys Business Solutions LLC(1)(60)	Qatar	–	–
Infosys Germany GmbH (formerly Kristall 247. GmbH (“Kristall”))(62)	Germany	100%	–

(1)	Wholly-owned subsidiary of Infosys Limited

(2)	Majority owned and controlled subsidiary of Infosys Limited

(3)	Wholly-owned subsidiary of Infosys BPM Limited

(4)	Wholly-owned subsidiary of Infosys Consulting Holding AG

(5)	Majority owned and controlled subsidiary of Infosys Consulting Holding AG

(6)	Wholly-owned subsidiary of Panaya Inc.

(7)	Wholly-owned subsidiary of Brilliant Basics Holding Limited.

(8)	Wholly-owned subsidiary of Infosys Consulting Pte. Ltd.

(9)	Majority owned and controlled subsidiary of Infosys Consulting Pte. Ltd.

(10)	Wholly-owned subsidiary of WongDoody Holding Company Inc. (WongDoody)

(11)	Wholly-owned subsidiary of Fluido Oy

(12)	Wholly-owned subsidiary of Stater N.V

(13)	Wholly-owned subsidiary of Stater Duitsland B.V.

(14)	Majority owned and controlled subsidiary of Stater Participations B.V.

(15)	Liquidated effective January 28, 2021.

(16)	Wholly-owned subsidiary of Infosys Nova Holdings LLC

(17)	Wholly-owned subsidiary of Outbox Systems Inc.

(18)	Wholly-owned subsidiary of Simplus ANZ Pty Ltd

(19)	Wholly-owned subsidiary of Simplus Australia Pty Ltd

(20)	Wholly-owned subsidiary of Infosys Public Services, Inc.

(21)	Liquidated effective July 17, 2020

(22)	On June 1, 2020, Fluido Oy, acquired 100% of the voting interests in Infosys Fluido UK, Ltd. (formerly Simplus U.K., Ltd)

(23)	Wholly-owned subsidiary of Infosys Fluido UK, Ltd. (formerly Simplus U.K., Ltd)

(24)	Incorporated effective September 11, 2020.

(25)	On October 1, 2020, Infy Consulting Company Limited acquired 100% of voting interests in GuideVision s.r.o

(26)	Wholly-owned subsidiary of GuideVision s.r.o.

(27)	On October 9, 2020, Infosys Nova Holdings LLC, acquired 100% voting interest in Kaleidoscope Animations, Inc.

(28)	Wholly-owned subsidiary of Kaleidoscope Animations, Inc.

(29)	Merged with Infosys Poland Sp. z.o.o, effective October 21, 2020

(30)	On October 27, 2020, Infosys Nova Holding LLC, a wholly-owned subsidiary of Infosys Limited, acquired 100% voting interest in Blue Acorn iCi Inc (formerly Beringer Commerce Inc) and Beringer Capital Digital Group Inc

(31)	Wholly-owned subsidiary of Blue Acorn iCi Inc

(32)	Wholly-owned subsidiary of Beringer Commerce Holdings LLC

(33)	Wholly-owned subsidiary of Beringer Capital Digital Group Inc.

(34)	Liquidated effective November 19,2020

(35)	Incorporated, effective December 9, 2020

(36)	Merged into Fluido Sweden AB (Extero), effective December 18, 2020

(37)	Merged into Stater Duitsland B.V., effective December 18, 2020

(38)	Merged with Stater N.V., effective December 23, 2020

(39)	On December 29, 2020, Stater Participation B.V acquired non-controlling interest of 28.01% of the voting interests in Stater Belgium NV/SA

(40)	Incorporated on December 30, 2020.

(41)	Under liquidation

(42)	Liquidated effective March 9,2021

(43) Incorporated on March 23, 2021

(44)	On March 28, 2021 Infosys Limited and Infosys Germany Holding Gmbh registered Infosys Automotive and Mobility GmbH & Co. KG, a partnership firm.

(45)	Liquidated effective April 27,2021

(46)	Incorporated on August 4, 2021

(47)	Liquidated effective July 20, 2021

(48)	Liquidated effective September 1, 2021

(49)	Liquidated effective September 2, 2021

(50)	Incorporated on August 31, 2021

(51)	On December 14, 2021, Infosys Consulting Pte. Ltd., a wholly-owned subsidiary of Infosys Limited acquired 100% of voting interests in Infosys (Malaysia) SDN. BHD. (formerly Global Enterprise International (Malaysia) Sdn. Bhd.)

(52)	Liquidated effective December 16, 2021

(53)	Liquidated effective November 23, 2021

(54)	Wholly-owned subsidiary of Infosys Limited, merged with WongDoody Inc, effective December 31, 2021

(55)	Wholly-owned subsidiary of WongDoody Holding Company Inc. (WongDoody), merged with WongDoody Inc, effective December 31, 2021

(56)	Wholly-owned subsidiary of Infosys Limited, effective December 31, 2021

(57)	Merged with Beringer Commerce Holdings LLC, effective January 1, 2022

(58)	Merged with Beringer Capital Digital Group Inc, effective January 1, 2022

(59)	Merged with Blue Acorn iCi Inc, effective January 1, 2022

(60)	Incorporated on February 20, 2022

(61)	On March 17, 2022, Infosys Limited acquired non-controlling interest of 0.01% of the voting interests in Infosys BPM Limited.

(62)	On March 22, 2022, Infosys Consulting Pte. Ltd., a wholly-owned subsidiary of Infosys Limited acquired 100% of voting interests in Infosys Germany GmbH (formerly Kristall 247. GmbH (“Kristall”) )

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of other related party

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPM Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPM
Infosys BPM Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPM
EdgeVerve Systems Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of EdgeVerve
EdgeVerve Systems Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of EdgeVerve
Infosys Employees Welfare Trust	India	Controlled trust
Infosys Employee Benefits Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust
Infosys Expanded Stock Ownership Trust (1)	India	Controlled trust
Infosys Foundation(2)(3)	India	Trust jointly controlled by KMPs

Refer to Note 2.20 for information on transactions with post-employment benefit plans mentioned above.

(1)	Registered on May 15, 2019

(2)	Effective January 1, 2022

(3)	During the quarter ended March 31, 2022 the group contributed `2 crore towards CSR.

List of key management personnel

Whole-time Directors

Salil Parekh, Chief Executive Officer and Managing Director

U.B. Pravin Rao, Chief Operating Officer (retired as a Chief Operating Officer and Whole-time director effective December 12, 2021)

Non-whole-time Directors

Nandan M. Nilekani

Micheal Gibbs

Kiran Mazumdar-Shaw

Roopa Kudva (retired as member of the Board effective February 3, 2020)

D.N. Prahlad (resigned as a member of the Board effective April 20, 2020)

D. Sundaram

Uri Levine (appointed as an independent director effective April 20, 2020)

Bobby Parikh (appointed as an independent director effective July 15, 2020)

Dr. Punita Kumar-Sinha (retired as member of the Board effective January 13, 2021)

Chitra Nayak (appointed as an independent director effective March 25, 2021)

Executive Officers

Nilanjan Roy, Chief Financial Officer

Mohit Joshi, President

Ravi Kumar S, President

Krishnamurthy Shankar, Group Head - Human Resources

Inderpreet Sawhney, Group General Counsel and Chief Compliance Officer

Company Secretary

A.G.S. Manikantha

Transaction with key management personnel:

The table below describes the compensation to key management personnel which comprise directors and executive officers:

(In crore)

Particulars	Year ended March 31,
	2022	2021
Salaries and other employee benefits to whole-time directors and executive officers (1)(2)	134	144
Commission and other benefits to non-executive/independent directors	11	6
Total	145	150

(1)	Total employee stock compensation expense for the year ended March 31, 2022 and March 31, 2021 includes a charge of 65 crore and 76 crore respectively, towards key managerial personnel. (Refer to Note 2.12)

(2)	Does not include post-employment benefit based on actuarial valuation as this is done for the Company as a whole.

Additional information pursuant to para 2 of general instructions for the preparation of Consolidated Financial Statements

(In crore)

Name of entity	Net Assets		Share in profit or loss		Share in other comprehensive income		Share in total comprehensive income
	as %age of consolidated net assets	Amount	as %age of consolidated profit or loss	Amount	as %age of consolidated other comprehensive income	Amount	as %age of consolidated total comprehensive income	Amount
Infosys Ltd.	83.20%	69,306	87.5%	21,235	87.4%	(90)	87.5%	21,145
Indian Subsidiaries
Infosys BPM Limited	5.8%	4,818	4.0%	960	19.4%	(20)	3.9%	940
EdgeVerve Systems Limited	1.0%	806	3.1%	750	(4.9%)	5	3.1%	755
Skava Systems Pvt. Ltd.	0.1%	76	0.0%	–	0.0%	–	0.0%	–
Foreign Subsidiaries
Brilliant Basics Holdings Limited	0.1%	62	0.5%	116	0.0%	–	0.5%	116
Brilliant Basics Limited	0.0%	1	0.0%	2	0.0%	–	0.0%	2
iCiDIGITAL LLC	0.0%	–	0.0%	3	0.0%	–	0.0%	3
Blue Acorn LLC	0.0%	–	(0.0%)	(9)	0.0%	–	(0.0%)	(9)
Beringer Commerce Inc	0.1%	123	(0.0%)	(5)	0.0%	–	(0.0%)	(5)
Simply Commerce LLC	0.0%	–	0.0%	–	0.0%	–	0.0%	–
Beringer Capital Digital Group Inc	0.0%	–	0.0%	2	0.0%	–	0.0%	2
Beringer Commerce Holdings LLC	0.0%	–	0.0%	–	0.0%	–	0.0%	–
Mediotype LLC	0.0%	–	0.1%	17	0.0%	–	0.1%	17
SureSource LLC	0.0%	1	0.1%	14	0.0%	–	0.1%	14
Infosys BPO Americas LLC	0.0%	11	(0.3%)	(69)	0.0%	–	(0.3%)	(69)
Portland Group Pty Ltd	0.1%	65	0.1%	15	0.0%	–	0.1%	15
Fluido Denmark A/S	0.0%	5	0.0%	1	0.0%	–	0.0%	1
Fluido Oy	0.1%	115	0.0%	8	0.0%	–	0.0%	8
Fluido Norway A/S	0.0%	26	0.1%	17	0.0%	–	0.1%	17
Fluido Slovakia s.r.o.	0.0%	5	0.0%	1	0.0%	–	0.0%	1
Fluido Sweden AB	0.0%	5	0.0%	11	0.0%	–	0.0%	11
Infosys Fluido Ireland, Ltd.	0.0%	(1)	0.0%	3	0.0%	–	0.0%	3
Infosys Fluido U.K., Ltd.	0.0%	(12)	(0.0%)	(10)	0.0%	–	(0.0%)	(10)
GuideVision s.r.o.	0.1%	50	0.1%	22	0.0%	–	0.1%	22
GuideVision Deutschland GmbH	0.0%	4	(0.0%)	(1)	0.0%	–	(0.0%)	(1)
GuideVision Suomi Oy	0.0%	1	0.0%	1	0.0%	–	0.0%	1
GuideVision Magyarország Kft	0.0%	1	(0.0%)	(4)	0.0%	–	(0.0%)	(4)
GuideVision Polska SP.Z.O.O	0.0%	1	(0.0%)	(3)	0.0%	–	(0.0%)	(3)
GuideVision UK Ltd	0.0%	2	0.0%	2	0.0%	–	0.0%	2
Infosys Germany Holding GmbH	0.0%	2	0.0%	–	0.0%	–	0.0%	–
Infosys Chile SpA	0.0%	15	0.0%	5	0.0%	–	0.0%	5
Infosys Americas Inc.,	0.0%	1	0.0%	–	0.0%	–	0.0%	–
Infosys Austria GmbH	0.0%	4	0.0%	2	0.0%	–	0.0%	2
Infosys (Czech Republic) Limited s.r.o.	0.1%	106	0.1%	19	0.0%	–	0.1%	19
Infosys Limited Bulgaria	0.0%	1	0.0%	–	0.0%	–	0.0%	–
Infosys Technologies (China) Co. Limited	0.4%	334	0.3%	64	0.0%	–	0.3%	64
Infosys Technologies (Shanghai) Company Limited	0.8%	666	(0.3%)	(68)	0.0%	–	(0.3%)	(68)
HIPUS Co., Ltd.	0.1%	89	0.1%	28	0.0%	–	0.1%	28
Infosys Public Services, Inc. USA	0.9%	788	0.5%	117	0.0%	–	0.5%	117
Infosys Consulting S.R.L. (Argentina)	0.0%	(5)	(0.0%)	(8)	0.0%	–	(0.0%)	(8)
Infosys Management Consulting Pty Limited	0.1%	44	0.0%	10	0.0%	–	0.0%	10
Infosys Consulting (Belgium) NV	0.0%	(3)	0.0%	9	0.0%	–	0.0%	9
Infosys Consulting Ltda.	0.1%	104	0.1%	25	0.0%	–	0.1%	25
Infosys Consulting AG	0.1%	81	0.1%	24	0.0%	–	0.1%	24
Infosys Consulting (Shanghai) Co., Ltd.	0.0%	–	0.0%	1	0.0%	–	0.0%	1
Infosys Consulting s.r.o. v likvidaci	0.0%	–	0.0%	–	0.0%	–	0.0%	–
Infosys Consulting GmbH	0.1%	68	0.1%	29	0.0%	–	0.1%	29
Infosys Consulting SAS	0.0%	22	0.0%	10	0.0%	–	0.0%	10
Infy Consulting Company Ltd.	0.2%	190	0.1%	31	0.0%	–	0.1%	31
Infosys Consulting Holding AG	0.5%	423	0.3%	70	0.0%	–	0.3%	70
Infy Consulting B.V.	0.0%	36	0.0%	9	0.0%	–	0.0%	9
Infosys Consulting Sp. z.o.o.	0.0%	–	0.0%	–	0.0%	–	0.0%	–
Infosys Consulting S.R.L. (Romania)	0.1%	56	0.1%	18	0.0%	–	0.1%	18
Infosys Consulting Pte Limited	–0.7%	(590)	0.7%	162	0.0%	–	0.7%	162
Infosys Luxembourg S.a.r.l.	0.0%	7	0.0%	2	0.0%	–	0.0%	2
Infosys Technologies S. de R. L. de C. V.	0.4%	354	0.3%	62	0.0%	–	0.3%	62
Infosys Nova Holdings LLC	3.3%	2,745	(0.0%)	(12)	0.0%	–	(0.0%)	(12)
Infosys Poland Sp Z.o.o.	0.8%	676	0.4%	108	0.0%	–	0.4%	108
Infosys South Africa (Pty) Ltd	0.0%	–	0.0%	–	0.0%	–	0.0%	–
Infosys Arabia Limited	0.0%	3	0.0%	–	0.0%	–	0.0%	–
Infosys Technologies (Sweden) AB.	0.1%	94	0.2%	39	0.0%	–	0.2%	39
Infosys Compaz Pte. Ltd	0.2%	181	0.3%	62	0.0%	–	0.3%	62
Infosys Middle East FZ LLC	0.0%	(18)	0.0%	1	(1.9%)	2	0.0%	3
WDW Communications, Inc.	0.0%	–	(0.2%)	(38)	0.0%	–	(0.2%)	(38)
WongDoody Holding Company Inc.	0.0%	–	(0.0%)	(3)	0.0%	–	(0.0%)	(3)
WongDoody, Inc.	0.2%	180	0.4%	106	0.0%	–	0.4%	106
Kaleidoscope Animations	0.1%	76	0.1%	26	0.0%	–	0.1%	26
Kaleidoscope Prototyping	0.0%	12	0.0%	6	0.0%	–	0.0%	6
Panaya GmbH	0.0%	(1)	0.0%	–	0.0%	–	0.0%	–
Panaya Inc.	0.2%	142	0.0%	1	0.0%	–	0.0%	1
Panaya Ltd.	-0.8%	(629)	0.1%	36	0.0%	–	0.1%	36
Infosys McCamish Systems LLC	1.0%	843	1.0%	248	0.0%	–	1.0%	248
Simplus Philippines, Inc.	0.0%	9	0.0%	4	0.0%	–	0.0%	4
Simplus Australia Pty Ltd	0.0%	(30)	(0.0%)	(1)	0.0%	–	(0.0%)	(1)
Outbox systems Inc. dba Simplus (US)	0.1%	49	(0.1%)	(31)	0.0%	–	(0.1%)	(31)
Stater Belgium N.V./S.A.	0.1%	80	0.0%	10	0.0%	–	0.0%	10
HypoCasso B.V.	0.0%	24	0.0%	8	0.0%	–	0.0%	8
Stater Nederland B.V.	0.2%	190	0.4%	89	0.0%	–	0.4%	89
Stater N.V.	0.7%	606	0.8%	197	0.0%	–	0.8%	197
Stater Participations B.V.	-0.3%	(244)	0.0%	–	0.0%	–	0.0%	–
Stater XXL B.V.	0.0%	–	0.0%	–	0.0%	–	0.0%	–
Infosys Green Forum	0.3%	288	0.0%	5	0.0%	–	0.0%	5
Infosys Automotive and Mo	-0.3%	(270)	(1.2%)	(297)	0.0%	–	(1.2%)	(297)
Infosys Turkey Bilgi Tekn	0.0%	(1)	(0.0%)	(1)	0.0%	–	(0.0%)	(1)
Infosys (Malaysia) SDN. BHD.	0.0%	33	(0.0%)	(4)	0.0%	–	(0.0%)	(4)
Noah Consulting LLC	0.0%	1	0.0%	–	0.0%	–	0.0%	–
Stater GMBH	0.0%	(3)	(0.0%)	(3)	0.0%	–	(0.0%)	(3)
Subtotal	100.0%	83,300	100.0%	24,256	100.0%	(103)	100.0%	24,153
Adjustment arising out of consolidation		(8,182)		(2,158)		285		(1,873)
Controlled Trusts		232		48		–		48
		75,350		22,146		182		22,328
Non-controlling Interests		386		(36)		1		(35)
Total		75,736		22,110		183		22,293

2.26 SEGMENT REPORTING

Ind AS 108, Operating segments, establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. The Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the accounting policies.

Business segments of the Group are primarily enterprises in Financial Services and Insurance, enterprises in Manufacturing, enterprises in Retail, Consumer Packaged Goods and Logistics, enterprises in the Energy, Utilities, Resources and Services, enterprises in Communication, Telecom OEM and Media, enterprises in Hi-Tech, enterprises in Life Sciences and Healthcare and all other segments. The Financial services reportable segments has been aggregated to include the Financial Services operating segment and Finacle operating segment because of the similarity of the economic characteristics. All other segments represent the operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated by Infosys Public services and revenue generated from customers located in India, Japan and China and other enterprises in Public services. Allocated expenses of segments include expenses incurred for rendering services from the Group's offshore software development centers and onsite expenses, which are categorized in relation to the associated efforts of the segment. Certain expenses such as depreciation and amortization, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Disclosure of revenue by geographic locations is given in Note 2.18 Revenue from operations.

Business Segments

Year ended March 31, 2022 and March 31, 2021:

(In crore)

Particulars	Financial Services (1)	Retail (2)	Communication (3)	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences (4)	All other segments (5)	Total
Revenue from operations	38,902	17,734	15,182	14,484	13,336	10,036	8,517	3,450	121,641
	32,583	14,745	12,628	12,539	9,447	8,560	6,870	3,100	100,472
Identifiable operating expenses	22,119	8,632	9,179	7,673	8,457	5,952	4,840	2,357	69,209
	17,612	6,937	7,349	6,500	4,996	4,804	3,516	1,919	53,633
Allocated expenses	6,469	2,972	2,631	2,586	2,471	1,589	1,297	926	20,941
	6,025	2,691	2,484	2,487	1,888	1,302	1,198	875	18,950
Segmental operating income	10,314	6,130	3,372	4,225	2,408	2,495	2,380	167	31,491
	8,946	5,117	2,795	3,552	2,563	2,454	2,156	306	27,889
Unallocable expenses									3,476
									3,267
Other income, net (Refer to Note 2.19)									2,295
									2,201
Finance cost									200
									195
Profit before tax									30,110
									26,628
Income tax expense									7,964
									7,205
Net Profit									22,146
									19,423
Depreciation and amortization expense									3,476
									3,267
Non-cash expenses other than depreciation and amortization									–

(1)	Financial Services include enterprises in Financial Services and Insurance

(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3)	Communication includes enterprises in Communication, Telecom OEM and Media

(4)	Life Sciences includes enterprises in Life sciences and Health care

(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Significant clients

No client individually accounted for more than 10% of the revenues in the year ended March 31, 2022 and March 31, 2021.

2.27 FUNCTION WISE CLASSIFICATION OF CONSOLIDATED STATEMENT OF PROFIT AND LOSS

(In crore)

Particulars	Note No.	Year ended March 31,
		2022	2021
Revenue from operations	2.18	121,641	100,472
Cost of Sales		81,998	65,413
Gross profit		39,643	35,059
Operating expenses
Selling and marketing expenses		5,156	4,627
General and administration expenses		6,472	5,810
Total operating expenses		11,628	10,437
Operating profit		28,015	24,622
Other income, net	2.19	2,295	2,201
Finance cost		200	195
Profit before tax		30,110	26,628
Tax expense:
Current tax	2.17	7,811	6,672
Deferred tax	2.17	153	533
Profit for the period		22,146	19,423
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset	2.22	(85)	134
Equity instruments through other comprehensive income, net	2.5	96	119
		11	253
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net	2.11	(8)	25
Exchange differences on translation of foreign operations, net		228	130
Fair value changes on investments, net	2.5	(49)	(102)
		171	53

Total other comprehensive income / (loss), net of tax		182	306
Total comprehensive income for the period		22,328	19,729
Profit attributable to:
Owners of the Company		22,110	19,351
Non-controlling interests		36	72
		22,146	19,423
Total comprehensive income attributable to:
Owners of the Company		22,293	19,651
Non-controlling interests		35	78
		22,328	19,729

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	D. Sundaram Director

Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary

Bengaluru April 13, 2022